     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1997



                                                      REGISTRATION NO. 333-20435

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                             HAMILTON BANCORP INC.
             (Exact name of registrant as specified in its charter)
                         ------------------------------

              FLORIDA                                 6712                               65-0149935
  (State or Other Jurisdiction of         (Primary Standard Industrial                (I.R.S Employer
   Incorporation or Organization)         Classification Code Number)               Identification No.)

                            ------------------------

                             3750 N.W. 87TH AVENUE
                              MIAMI, FLORIDA 33178
                                 (305) 717-5613
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                              EDUARDO A. MASFERRER
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             HAMILTON BANCORP INC.
                             3750 N.W. 87TH AVENUE
                              MIAMI, FLORIDA 33178
                                 (305) 717-5613
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:

          ROBERT L. GROSSMAN, ESQ.                          LEE MEYERSON, ESQ.
        GREENBERG, TRAURIG, HOFFMAN,                    SIMPSON THACHER & BARTLETT
        LIPOFF, ROSEN & QUENTEL, P.A.                      425 LEXINGTON AVENUE
            1221 BRICKELL AVENUE                         NEW YORK, NEW YORK 10017
            MIAMI, FLORIDA 33131                              (212) 455-2000
               (305) 579-0500

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGITRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 4, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                2,000,000 SHARES

     [LOGO]
                                 HAMILTON BANCORP INC.
                                  COMMON STOCK
                               ------------------


    All of the 2,000,000 shares of Common Stock offered hereby (the "Offering") are being sold by Hamilton Bancorp Inc., a Florida bank holding company (the "Company"). Prior to this Offering, there has been no public trading market for the Common Stock and there can be no assurance that any active trading market will develop. It is currently anticipated that the public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.



    The Company's Common Stock has been approved for quotation on The Nasdaq National Market System ("Nasdaq") under the symbol "HABK."


    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.


 THESE SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                        OR ANY OTHER GOVERNMENT AGENCY.


                                                           PRICE            UNDERWRITING        PROCEEDS TO
                                                         TO PUBLIC          DISCOUNT(1)          COMPANY(2)
Per Share..........................................          $                   $                   $
Total(3)...........................................          $                   $                   $

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the offering payable by the Company estimated
    at $         .
(3) The Company has granted the Underwriters an option, exercisable from time to time within 30 days from the date hereof, to purchase up to 300,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock
will be made against payment on or about             , 1997 at the offices of
Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------


OPPENHEIMER & CO., INC.                               NATWEST SECURITIES LIMITED


               The date of this Prospectus is             , 1997

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                            ------------------------

                             ADDITIONAL INFORMATION


    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. In addition, copies of the Registration Statement and related documents may be obtained through the Commission's Internet address at http://www.sec.gov.


                            ------------------------

    The Company intends to furnish its shareholders with annual reports containing audited financial statements which have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION SET FORTH IN THIS PROSPECTUS (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, (II) GIVES EFFECT TO A 6.5-FOR-1 STOCK SPLIT TO BE EFFECTED PRIOR TO THE OFFERING (THE "STOCK SPLIT") AND (III) HAS BEEN ADJUSTED TO REFLECT A REORGANIZATION OF THE CAPITAL STRUCTURE OF THE COMPANY CONSISTING OF (A) THE CONVERSION OF ALL OUTSTANDING SHARES OF THE COMPANY'S SERIES B PREFERRED STOCK INTO 277,316 SHARES OF COMMON STOCK (POST-STOCK SPLIT) AND ALL OUTSTANDING SHARES OF THE COMPANY'S SERIES C PREFERRED STOCK INTO 188,844 SHARES OF COMMON STOCK (POST-STOCK SPLIT), AND (B) THE ISSUANCE OF AN AGGREGATE OF 1,396,759 SHARES OF COMMON STOCK (POST-STOCK SPLIT) FOR ALL OUTSTANDING WARRANTS TO PURCHASE SHARES OF COMMON STOCK OF HAMILTON BANK, N.A. (COLLECTIVELY THE "REORGANIZATION"). CONSUMMATION OF THE REORGANIZATION IS SUBJECT ONLY TO REGULATORY APPROVAL OF A PENDING CHANGE IN CONTROL APPLICATION AND WILL BE COMPLETED PRIOR TO THE EFFECTIVE DATE OF THE OFFERING. REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" INCLUDE HAMILTON BANCORP, INC. ("BANCORP") AND ITS 99.7%-OWNED SUBSIDIARY, HAMILTON BANK, N.A.


                                  THE COMPANY

    The Company, through its subsidiary, Hamilton Bank, N.A. (the "Bank"), is engaged in providing global trade finance, with particular emphasis on trade with and between South America, Central America, the Caribbean (collectively, the "Region") and the United States or otherwise involving the Region. Management believes that trade finance provides the Company with the opportunity for substantial and profitable growth, primarily with moderate credit risk, and that the Bank is the only domestic financial institution in the State of Florida focusing primarily on financing foreign trade. Through its relationships with approximately 500 correspondent banks and with importers and exporters in the United States and the Region, as well as its location in South Florida, which is becoming a focal point for trade in the Region, the Company has been able to take advantage of substantial growth in this trade. Much of this growth has been associated with the adoption of economic stabilization policies in the major countries of the Region.


    The Company operates in all major countries throughout the Region and has been particularly active in several smaller markets, such as Guatemala, Ecuador, Panama and Peru. Management believes that these smaller markets are not primary markets for larger, multinational financial institutions and, therefore, customers in such markets do not receive a similar level of service from such institutions as that provided by the Company. To enhance its position in certain markets, the Company has made minority investments in indigenous financial institutions in Guyana, Haiti and El Salvador. The Company has also strengthened its relationships with correspondent financial institutions in the Region by acting as placement agent, from time to time, for debt instruments or certificates of deposit issued by many of such institutions. As the Company has grown, it has begun to expand its activities in larger markets in the Region, such as Argentina and Brazil.



    The Company seeks to generate income by participating in multiple aspects of trade transactions that generate both fee and interest income. The Company earns fees primarily from opening and confirming letters of credit and discounting acceptances and earns interest on credit extended, primarily in the form of commercial loans, for pre- and post-export financing, such as refinancing of letters of credit, and to a lesser extent, from discounted acceptances. As the economy in the Region has grown and stabilized and the Company has begun to service larger customers, the balance of the Company's trade financing activities has shifted somewhat from letters of credit to the discounting of commercial trade paper and the granting of loans, resulting in less fee income but increased interest income. Increased competition has also resulted in decreased letter of credit fees. Virtually all of the Company's business is conducted in United States dollars. Management believes that the Company's primary focus on trade finance, its wide correspondent banking network in the Region, broad range of services offered, management experience, reputation and prompt decision-making and processing capabilities provide it with important competitive advantages in the trade finance business. The Company seeks to mitigate its credit risk through its knowledge and analysis of the markets it serves, by obtaining third-party guarantees of both local banks and importers on many transactions, by often obtaining security interests in goods being financed and by the short-term, self-liquidating nature of trade transactions. At December 31, 1996, 80.6% of the Company's loan portfolio consisted of short-term trade related loans with an average original maturity of approximately 180 days. Credit is generally extended under specific credit lines for each customer and country. These credit lines are reviewed at least annually.



    Lending activities are funded primarily through domestic consumer and commercial deposits gathered through a network of five branches in Florida as well as deposits received from correspondent banks, corporate customers and private banking customers within the Region. The Company is currently in the process of opening two additional branches in West Palm Beach and Sarasota, Florida. The Company's branches are strategically located in markets where it believes that there is both a concentration of retail deposits and foreign trade activity. The Company also participates in various community lending activities and under several United States and Florida laws and regulations, the Bank is considered a minority bank and is able to participate in certain minority programs involving both deposits and loans.



    The Company has experienced sustained growth in assets and earnings since its acquisition by current management and shareholders in 1988, and has also achieved a high level of profitability. For the three years ended December 31, 1996, average total loans increased from $270.8 million to $485.8 million, and net income increased from $5.7 million to $9.7 million. For the years ended December 31, 1995 and 1996, return on average assets was 1.50% and 1.41%, respectively, and return on average total equity was 24.73% and 24.29%, respectively. Along with its growth, the Company has maintained strong credit quality. Net loan chargeoffs as a percentage of average outstanding loans were 0.58% and 0.36% for 1995 and 1996. At December 31, 1996, non-performing assets represented 0.91% of total loans.



    The Company's goal is to continue to grow its earnings and maintain a high level of profitability while maintaining strong credit quality by continuing its focus on trade finance. The Company's strategy is (i) to continue to take advantage of the growing trade in the Region, (ii) to use the enhanced capital base resulting from this Offering to expand credit limits to existing customers,
(iii) to take advantage of its enhanced capital base to expand the Bank's involvement with larger banks in certain of the larger markets in the Region, and (iv) to continue to expand its domestic branch system in order to attract additional consumer and commercial deposits.



    Bancorp is a bank holding company incorporated under the laws of Florida and established in Miami, Florida, in 1988 to acquire the Bank (then known as Alliance National Bank), a national bank. At December 31, 1996, the Company had total assets of approximately $755.6 million, total deposits of approximately $638.6 million and stockholders' equity of approximately $43.8 million. The principal executive offices of the Company are located at 3750 N.W. 87th Avenue, Miami, Florida 33178, and the Company's telephone number is (305) 717-5500.

                                  THE OFFERING


Common Stock offered by the Company................  2,000,000 shares
Common Stock outstanding after this Offering.......  9,067,925 shares(1)(2)
Use of proceeds....................................  Contribution to the capital of the Bank to support future growth in its trade
                                                     finance business.
NASDAQ symbol......................................  "HABK"
Risk Factors.......................................  The Common Stock offered hereby involves a high degree of risk. Risks
                                                     that should be considered by
                                                     prospective purchasers include Regional
                                                     economic conditions, potential
                                                     political instability, credit risks and
                                                     risks related to collateral, the
                                                     concentration of cross-border lending
                                                     activities, potential impact of changes
                                                     in interest rates, the concentration of
                                                     deposits, the ability of the Company to
                                                     continue its growth strategy,
                                                     dependence on management and key
                                                     personnel, competition and supervision
                                                     and regulation. See "Risk Factors."
Dividend Policy....................................  The Company intends to retain all future earnings for the operation and
                                                     expansion of its business and does not
                                                     anticipate paying cash dividends on its
                                                     Common Stock in the forseeable future.
                                                     See "Dividend Policy."


------------------------------


(1) Does not include an aggregate of 877,500 shares of Common Stock reserved for issuance upon exercise of stock options granted or to be granted under the Company's 1993 Stock Option Plan (the "1993 Plan"), pursuant to which options to purchase 585,000 shares of Common Stock are issued and outstanding at an exercise price of $9.23 per share, the fair market value on the date of grant as determined by the Company's Board of Directors. See "Management--Company Stock Option Plan."



(2) Upon consummation of the Offering, approximately 22.9% of the issued and outstanding shares of Common Stock of the Company will be held by the Company's officers, directors and beneficial owners of more than 5% of the issued and outstanding shares of Common Stock (assuming no exercise of the over-allotment option).

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                 (Dollars in thousands, except per share data)


                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Net interest income........................................     $9,712    $13,209    $17,201    $24,143    $28,375
Provision for credit losses................................      1,477      2,550      2,875      2,450      3,040
                                                             ---------  ---------  ---------  ---------  ---------
Net interest income after provision for credit losses......      8,235     10,659     14,326     21,693     25,335
Trade finance fees and commissions.........................      5,535      6,572      7,422      8,173      7,590
Capital market fees, net...................................      1,036      1,634      1,410        318        112
Customer services fees.....................................        927        943      1,044      1,267      1,136
Net gain (loss) on sale of securities available for sale...        167         11       (168)         3          0
Other income...............................................        219        403        322        569        996
                                                             ---------  ---------  ---------  ---------  ---------
Total non-interest income..................................      7,884      9,563     10,030     10,330      9,834
                                                             ---------  ---------  ---------  ---------  ---------
Operating expenses.........................................     10,795     13,014     14,946     18,849     19,604
                                                             ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes...................      5,324      7,208      9,410     13,174     15,565
Provision for income taxes.................................      1,950      2,761      3,721      5,171      5,855
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................     $3,374     $4,447     $5,689     $8,003     $9,710
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
PER COMMON SHARE DATA:
Net income per common share(1).............................      $0.62      $0.82      $1.05      $1.47      $1.79
Book value per common share(1).............................      $2.30      $3.10      $5.06      $6.41      $8.07
Average weighted shares....................................  5,430,005  5,430,005  5,430,005  5,430,005  5,430,005

PRO FORMA PER COMMON SHARE DATA (2):
Net income per common share................................                                                  $1.33
Book value per common share................................                                                  $6.01
Average weighted shares....................................                                              7,292,925



                                                                                    YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                       1992       1993       1994       1995       1996
                                                                     ---------  ---------  ---------  ---------  ---------
AVERAGE BALANCE SHEET DATA:
Total assets.......................................................  $ 225,881  $ 276,285  $ 391,606  $ 534,726  $ 687,990
Total loans........................................................    131,306    190,364    270,798    370,568    485,758
Total deposits.....................................................    166,389    222,397    317,176    444,332    574,388
Stockholders' equity...............................................     11,496     15,267     22,195     32,358     39,969



                                                                                      DECEMBER 31, 1996
                                                                           ----------------------------------------
                                                                            ACTUAL    PRO FORMA(2)   AS ADJUSTED(3)
                                                                           ---------  -------------  --------------

BALANCE SHEET DATA:
Total assets.............................................................  $ 755,570    $ 755,570         $782,570
Loans--net...............................................................    527,279      527,279          527,279
Total cash and cash equivalents..........................................     33,106       33,106           60,106
Interest-earning deposits with other banks...............................     80,477       80,477           80,477
Securities available for sale............................................     29,020       29,020           29,020
Due from customers on bankers' acceptances and on deferred payment
  letters of credit......................................................     68,104       68,104           68,104
Deposits.................................................................    638,641      638,641          638,641
Bankers' acceptances and deferred payment letters of credit
  outstanding............................................................     68,104       68,104           68,104
Total stockholders' equity...............................................     43,800       43,800           70,800

SELECTED FINANCIAL RATIOS:


                                                                         AT AND FOR THE YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                    1992       1993       1994       1995       1996
                                                                  ---------  ---------  ---------  ---------  ---------
PERFORMANCE RATIOS:
Net interest spread.............................................       4.51%      4.76%      4.33%      4.20%      3.85%
Net interest margin.............................................       5.40%      5.48%      5.06%      4.94%      4.52%
Return on average equity........................................      29.35%     29.13%     25.63%     24.73%     24.29%
Return on average assets........................................       1.49%      1.61%      1.45%      1.50%      1.41%
Efficiency ratio(4).............................................      61.35%     57.15%     54.89%     54.68%     51.31%

ASSET QUALITY RATIOS:
Allowance for credit losses as a percentage of total loans......       1.05%      1.66%      1.31%      1.05%      1.07%
Non-performing assets as a percentage of total loans............       0.20%      1.33%      0.59%      1.07%      0.91%
Allowance for credit losses as a percentage of non-performing
  assets........................................................     520.87%    125.00%    221.13%     98.56%    117.97%
Net loan charge-offs as a percentage of average outstanding
  loans.........................................................       0.66%      0.50%      0.74%      0.58%      0.36%

CAPITAL RATIOS:
Leverage capital ratio..........................................       5.28%      5.21%      5.48%      5.68%      5.80%
Tier 1 capital..................................................       9.71%      9.35%     10.30%      9.98%     10.20%
Total capital...................................................      10.96%     10.60%     11.47%     10.92%     11.50%
Average equity to average assets................................       5.09%      5.53%      5.67%      6.05%      5.81%


------------------------
(1) Represents net income and net book value, respectively, per share of Common Stock and common stock equivalents.


(2) The pro forma information reflects the completion of the Reorganization.



(3) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company at an assumed public offering price of $15.00 per share.



(4) Amount reflects operating expenses as a percentage of net interest income plus non-interest income.

                                  RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN THE COMMON STOCK OFFERED HEREBY.


    THIS PROSPECTUS CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE AND THE COMPANY'S OPERATIONS, PERFORMANCE, FINANCIAL CONDITION, GROWTH AND STRATEGIES. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED BELOW IN THIS "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.



    REGIONAL ECONOMIC CONDITIONS. During the 1980s, many of the countries in the Region experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluations, government influence over the private sector, nationalization and expropriation of assets, vulnerability to weakness in world prices for commodity exports (particularly in smaller countries), large foreign indebtedness on the part of their governments, and exchange controls and unavailability of foreign exchange, including United States dollars. As a result, many governments and public and private institutions in the Region were unable to make interest and principal payments on their external debt. Much of this external debt of the Region has now been restructured to provide for extensions of repayment schedules, grace periods during which payments of principal are suspended and, in certain cases, reduced rates of interest. In recent years there have been significant improvements in the economies of many countries in the Region. However, there have been periodic, serious economic downturns for countries in the Region, and there can be no assurance that widespread economic difficulties will not be experienced by countries in the Region at some time in the future. Any such downturn could adversely affect business in the Region and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Economic Conditions in the Region."


    POTENTIAL POLITICAL INSTABILITY. Democracy has largely prevailed in the Region since the early 1990s, and was endorsed as a key, shared principle at the Presidential Summit of the Americas celebrated in Miami, Florida in December 1994 among 37 Presidents representing nations in the Region. Nevertheless, most countries in the Region have a history of political instability involving periodic, non-democratic forms of government. A number of these countries have also experienced or are experiencing popular unrest, internal insurgencies, terrorist activities, hostilities with neighboring countries, drug trafficking and authoritarian military governments. A return to such non-democratic forms of government or expansion of such destabilizing activities in one or more of the key countries in the Region could affect investors' confidence not only in these countries, but in the Region as a whole, reducing trade with the Region. This could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

    CREDIT RISKS AND COLLATERAL. The financial difficulty or failure of customers of the Company or of correspondent banks may adversely affect the Company's ability to recover funds due to it. In addition, most of the Company's trade financing activities involve collateral or guarantees. The Company, in its trade financing, also runs the risk that such collateral or guarantees will be inadequate, largely due to rapidly changing market conditions, deteriorating financial condition of guarantors, or fraud in the underlying trade transaction, which may leave either the Company or its customer holding documents of title to non-existent or defective goods. Accordingly, the Company maintains an allowance for credit losses. The allowance for credit losses is determined after evaluating historic loan loss experience adjusted for current conditions and circumstances, ratio analyses of credit quality classifications and their trend in light of current portfolio trends and economic conditions, as well as other pertinent considerations, all of which involve significant estimation and judgment and are subject to rapid changes which may not be foreseeable. As a result, ultimate losses could vary significantly from current estimates and may be either greater or less than the Company's allowance for credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    CONCENTRATION OF CROSS-BORDER LENDING ACTIVITIES. At December 31, 1996, approximately 73.0% in principal amount of the Company's total loans were outstanding to borrowers in over 25 countries outside the United States, including Guatemala (14.8%), Panama (9.4%), Argentina (6.6%), Ecuador (5.6%), El Salvador (5.3%) and Brazil (5.1%). A significant deterioration of economic or political conditions or the imposition of currency exchange or similar controls in one or more of these countries could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


    POTENTIAL IMPACT OF CHANGES IN INTEREST RATES. The Company's profitability is primarily dependent on its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, and its interest expense on interest-bearing liabilities, such as deposits. Financial institutions, including the Bank, are affected by changes in general interest rate levels and by other economic factors. A sharp increase in interest rates could impact economic activity in the Region and the demand for the Company's loans. Fluctuations in interest rates are not predictable or controllable and may vary from country to country. Interest rate risk arises from mismatches between repricing or maturity characteristics of assets and liabilities. Although the Company has structured its assets and liabilities in an effort to mitigate the impact of changes in interest rates, changes in interest rates on retail deposits typically lag behind changes in interest rates on loans. There can be no assurance that the Company will not experience a material adverse effect on its net interest income in a changing rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    ABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY. The Company has historically achieved growth in its trade financing activities by attracting new customers, expanding its services to existing customers and increasing its deposit base. In 1995 and 1996, the Company's net loans, including discounted acceptances, increased approximately 34.3% and 26.8% in the aggregate, respectively, to approximately $416.0 million and $527.3 million, and deposits increased by approximately 35.3% and 26.5% in the aggregate, respectively, to approximately $505.1 million and $638.6 million, in each case, when compared to the prior year. These growth rates were higher in 1995 than in 1996 as a result of an infusion of capital from the sale of preferred stock in 1994. There can be no assurance that the Company will be able to continue to grow at these rates in the future. Historical growth rates are not necessarily indicative of future results, and it becomes more difficult to maintain historical rates of growth as a company increases in size. The Company's ability to further implement its strategy for continued growth of its trade financing activities is largely dependent upon the Company's ability to attract and retain quality customers for the Company's services in a competitive market, on the business growth of those customers, on the Company's ability to maintain, expand and develop relationships with correspondent banks, and on the Company's ability to increase deposit growth, all of which may be affected by a number of factors not within the Company's control. As most of the Company's loans and deposits are short-term in nature and thereby turn over rapidly, any decline or reversal of the growth rate could occur more quickly than it would for most other financial institutions. Moreover, as part of its growth strategy, the Company expects to increase its exposure to certain customers and to attract larger customers. A significant loss on these larger exposures could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.



    CONCENTRATION OF DEPOSITS. A significant portion of the Company's deposits are comprised of certificates of deposit and other time deposits in amounts in excess of $100,000. A majority of these deposits relate to existing lending relationships. At December 31, 1996, approximately 26% and 12% of the

Company's total deposits were comprised of certificates of deposit and other time deposits in amounts in excess of $100,000, respectively. Most of the Company's deposits closely match the maturity of its assets. Notwithstanding the short-term nature of its loan portfolio, in the event that all or substantially all of such deposits were withdrawn at or prior to their respective maturities, the Company could be required to satisfy such deposit amounts through the (i) use of available interbank funding, (ii) sale of bankers' acceptances, (iii) interbank certificate of deposit network or (iv) liquidation of certain assets. Although management believes that it has historically been successful in matching the maturity dates of these deposits against its loan portfolio, there can be no assurance that the Company will continue to be successful or that it would not ultimately be required to liquidate assets in order to satisfy such deposit amounts.



    DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL. The Company's success depends to a significant degree upon the continued contributions of members of its senior management, particularly Eduardo A. Masferrer, the Company's President and Chief Executive Officer, Maura A. Acosta, an Executive Vice President, and
J. Carlos Bernace, an Executive Vice President, as well as other officers and key personnel, many of whom would be difficult to replace. The future success of the Company also depends on its ability to identify, attract and retain additional qualified personnel, particularly managerial personnel with experience in international trade financing. No employees or executive officers have employment agreements with the Company. The loss of Mr. Masferrer, Ms. Acosta and Mr. Bernace or other officers and key personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company does not maintain key person life insurance with respect to any of its officers. See "Management."



    COMPETITION. International trade financing is a highly competitive industry that is dominated by large, multinational financial institutions such as Citibank, N.A., Swiss Bank Corporation and Barclays, among others. With respect to trade finance in or relating to larger countries in the Region, primarily in South America, these larger institutions are the Company's primary competition. The Company has less competition from these multinational financial institutions providing trade finance services with or in smaller countries in the Region, primarily in Central America and the Caribbean, because the volume of trade financing in such smaller countries has not been as attractive to these larger institutions. With respect to Central American and Caribbean countries, as well as United States domestic customers, the Company also competes with regional United States and smaller local financial institutions engaged in trade finance. Many of the Company's competitors, particularly multinational financial institutions, have substantially greater financial and other resources than the Company.


    Although to date the Company has competed successfully, on a limited basis, in those countries in the Region which have high trade volumes, such as Brazil and Argentina, there can be no assurance that the Company will be able to continue competing successfully in those countries with either large, multinational financial institutions or regional United States or local financial institutions. Any significant decrease in the Company's trade volume in such large-volume countries could adversely affect the Company's results of operations. Although the Company faces less competition from multinational financial institutions in those countries in the Region, particularly countries in Central America and the Caribbean, where the trading volume has not been large enough to be meaningful for multinational financial institutions, there can be no assurance that such financial institutions will not seek to finance greater volumes of trade in those countries or that the Company would be able to successfully compete with those financial institutions in the event of increased competition. In addition, there is no assurance that the Company will be able to continue to compete successfully in smaller countries with the regional United States financial institutions and smaller local financial institutions engaged in trade finance in such countries. Continued political stability and improvement in economic conditions in such countries is likely to result in increased competition. See "Business--Competition."

    SUPERVISION AND REGULATION. Bank holding companies and national banks operate in a highly regulated environment and are subject to supervision and examination by federal regulatory agencies. Bancorp is subject to the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and to regulation and supervision by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank, as a national bank that is a member of the Federal Reserve System and insured by the Federal Deposit Insurance Corporation (the "FDIC"), is subject to the primary regulation and supervision of the Office of the Comptroller of the Currency (the "OCC"), and secondarily, of the FDIC. Federal laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits, and restrictions on dividend payments. The OCC and the FDIC possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by national banks, and the FRB possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which Bancorp and the Bank may conduct business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in monetary or legislative policies may affect the interest rates the Bank must offer to attract deposits and the interest rates it must charge on its loans, as well as the manner in which it offers deposits and makes loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks, including the Bank. See "Business--Regulation."



    SEASONALITY AND VARIABILITY OF QUARTERLY RESULTS. The Company, as well as the trade financing industry, has historically experienced and expects to continue to experience slight seasonal fluctuations in its trade financing, which generally has been slightly more active from July to December. A principal reason for the slight fluctuation in the Company's trade financing is the seasonality in the manufacture and/or sale of goods by many of the Company's customers, as well as many of the customers of its correspondent banks, who generally need more financing for the production and shipping of goods in anticipation of various periods of the year such as the holiday season, the Regional tourist season, the dry season and agricultural cycles in certain portions of the Region. The Company realized approximately 55.0% of its annual letter of credit and acceptance fees in each of 1995 and 1996 during the second half of the fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    NO DIVIDENDS. Bancorp has not paid any cash dividends on its Common Stock to date and does not intend to pay such cash dividends in the foreseeable future. Bancorp intends to retain earnings to finance the development and expansion of its business. In addition, Bancorp's ability to pay dividends in the future is dependent upon its receipt of dividends paid to it by the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. See "Dividend Policy."



    DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and significant dilution of $7.62 per share ($7.41 per share if the over-allotment option granted to the Underwriters is exercised in full) in the net tangible book value of their shares assuming an initial public offering price of $15.00 per share. See "Dilution."


    ABSENCE OF PUBLIC MARKET; POSSIBLE FLUCTUATIONS OF STOCK PRICE. Prior to this Offering, there has been no public market for Bancorp's Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained after this Offering, or that it will be possible to resell the shares of Common Stock at or above the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."


    BROAD DISCRETION IN USE OF PROCEEDS. The Company intends to contribute substantially all of the net proceeds of the Offering to the capital of the Bank to support future growth in the Bank's trade finance business. Accordingly, the Company will have broad discretion as to the application of such proceeds. An investor will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."



    SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of this Offering, Bancorp will have 9,067,925 shares of Common Stock outstanding (9,367,925 if the over-allotment option granted to the Underwriters is exercised in full). Of these shares, 6,281,866 shares (6,581,866 shares if the over-allotment option granted to the Underwriters is exercised in full) will be freely tradeable without restriction or registration under the Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined under the Act). All of the remaining 2,786,059 shares of Common Stock held by the current shareholders of Bancorp will be "restricted securities" as that term is defined in Rule 144 promulgated under the Act. Substantially all of the current shareholders are agreeing not to sell any shares of Common Stock for 180 days from the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. See "Underwriting." Additionally, upon consummation of this Offering, 877,500 shares of Common Stock will have been reserved for issuance under the Company's 1993 Plan and options to purchase 585,000 shares of Common Stock, which are not exercisable until February 1998, have been issued under the 1993 Plan at an exercise price of $9.23 per share, the fair market value on the date of grant as determined by the Company's Board of Directors. The Company intends to register under the Act all eligible shares reserved for issuance under the 1993 Plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates. See "Management--Company Stock Option Plan." Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair the Company's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices. See "Shares Eligible for Future Sale."


    CERTAIN POTENTIAL ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and Bylaws could delay or frustrate the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such events were perceived by shareholders as beneficial to their interests. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. In addition, the Company's Amended and Restated Articles of Incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval (unless otherwise required by the rules of any stock exchange on which the Common Stock is then traded), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future.


    CONTINUING INSIDER INFLUENCE OVER THE COMPANY. Eduardo A. Masferrer, Chairman of the Board, President and Chief Executive Officer of the Company, will hold approximately 11.8% of the total voting power of the Company's outstanding voting stock upon the consummation of this Offering, or 11.4% if the

Underwriters' over-allotment option is exercised in full and as such, will continue to be the single largest shareholder of the Company following this Offering. Current directors, executive officers and other holders of 5% or more of the Company's equity securities will hold approximately 30.5% of the total voting power of the Company's outstanding voting stock upon the consummation of this Offering, or 29.6% if the Underwriters' over-allotment option is exercised in full. See "Description of Capital Stock" and "Principal Shareholders."


                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of shares of Common Stock offered hereby, based upon an assumed initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $27.0 million ($31.2 million if the over-allotment option granted to the Underwriters is exercised in full).



    The Company intends to contribute substantially all of the net proceeds of the Offering to the capital of the Bank to support future growth in the Bank's trade finance business.


                                DIVIDEND POLICY


    The Company intends to retain all future earnings for the operation and expansion of its business, and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon the Company's results of operations, financial condition and capital requirements and any regulatory restrictions or restrictions under credit agreements or other funding sources of the Company existing from time to time, as well as other factors which the Company's Board of Directors may consider relevant. Bancorp's ability to pay dividends in the future will be primarily dependent upon its receipt of dividends paid to it by the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. See "Business--Regulation."


                                    DILUTION


    The pro forma net tangible book value of the Company's Common Stock as of December 31, 1996 (after giving effect to the Reorganization) was $41.6 million or approximately $5.70 per pro forma share. Pro forma net tangible book value per share is determined by dividing pro forma net tangible book value (tangible assets less liabilities) of the Company by 7,292,925 pro forma shares of Common Stock outstanding (including common stock equivalents).



    Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $15.00 per share, as well as the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1996 would have been $68.6 million or $7.38 per share. This would represent an immediate increase in net tangible book value of $1.68 per share to the existing shareholders and an immediate dilution in net tangible book value of $7.62 per share to purchasers of Common Stock in the Offering at the assumed initial public offering price of $15.00 per share, as illustrated in the following table.



Assumed initial public offering price per share of Common Stock(1)......             $   15.00
  Pro forma net tangible book value per share as of December 31,
  1996(2)...............................................................  $    5.70
  Increase per share attributable to new investors......................  $    1.68
Pro forma net tangible book value per share after the Offering(2)(3)....             $    7.38
                                                                                     ---------
Pro forma net tangible book value dilution per share to new
  investors(2)(3).......................................................             $    7.62
                                                                                     ---------
                                                                                     ---------


------------------------

(1) Before deducting the underwriting discount and estimated expenses of the Offering.


(2) Gives effect to the issuance of shares of Common Stock issuable upon exercise of stock options granted under the Company's 1993 Plan, pursuant to which options to purchase 585,000 shares of Common Stock at an exercise price of $9.23 per share have been issued and are outstanding as of the date of this Offering, and assumes the utilization of the exercise price to repurchase shares of Common Stock for the treasury. Pursuant to their terms, none of such outstanding options may be exercised until February 1998. See "Management--Company Stock Option Plan."



(3) If the Underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share would be $7.59 and dilution of net tangible book value per share to new investors would be $7.41.



    The following table sets forth on a pro forma basis as of December 31, 1996 (after giving effect to the Reorganization) the difference between the existing shareholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid at the assumed initial offering price of $15.00 per share:



                                                      SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                                   -----------------------  --------------------------     PRICE
                                                     NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                                   ----------  -----------  -------------  -----------  ------------
Existing shareholders............................   7,067,925        77.9%(1) $  23,560,000       44.0%  $     3.33
New investors....................................   2,000,000        22.1      30,000,000        56.0         15.00
                                                   ----------       -----   -------------       -----
  Total..........................................   9,067,925       100.0%  $  53,560,000       100.0%
                                                   ----------       -----   -------------       -----
                                                   ----------       -----   -------------       -----


------------------------


(1) If the Underwriters exercise their over-allotment option in full, the Company's existing shareholders will own 75.4% of the shares of Common Stock outstanding upon completion of this Offering. See "Principal Shareholders."

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of December 31, 1996, giving pro forma effect to the Reorganization to be effected prior to the effective date of this Offering, and as adjusted for the sale of the 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                     DECEMBER 31, 1996
                                                            -----------------------------------
                                                                        PRO FORMA
                                                             ACTUAL        (3)      AS ADJUSTED
                                                            ---------  -----------  -----------
                                                                      (IN THOUSANDS)
Deposits..................................................  $ 638,641   $ 638,641    $ 638,641
                                                            ---------  -----------  -----------
                                                            ---------  -----------  -----------
Stockholders' equity:
  Preferred stock, non-voting, non-cumulative, 14% maximum
    dividend rate, par value $.01 per share, 2,000,000
    shares authorized, 101,207 shares issued and
    outstanding; no shares issued and outstanding pro
    forma and as adjusted.................................  $       1   $  --        $  --
  Common stock, $.01 par value; 75,000,000 shares
    authorized; 5,205,006 shares issued and outstanding;
    7,067,925 pro forma shares issued and outstanding(1);
    9,067,925 shares issued and outstanding, as
    adjusted(2)...........................................         52          71           91
  Capital surplus.........................................     17,318      17,300       44,280
  Retained earnings.......................................     26,431      26,431       26,431
  Net unrealized loss on securities available for sale,
    net of taxes..........................................         (2)         (2 )         (2 )
                                                            ---------  -----------  -----------
    Total stockholders' equity............................  $  43,800  $   43,800   $   70,800
                                                            ---------  -----------  -----------
    Total capitalization..................................  $ 682,441  $  682,441   $  709,441
                                                            ---------  -----------  -----------
                                                            ---------  -----------  -----------
Ratios:
Tier 1 Capital Ratio......................................      10.20%      10.20%       16.13%(3)
Total Capital Ratio.......................................      11.50%      11.50%       16.82%(3)
Leverage Ratio............................................       5.80%       5.80%        9.00%(3)


------------------------


(1) The pro forma information reflects the completion of the Reorganization.



(2) Does not include an aggregate of 877,500 shares of Common Stock reserved for issuance under the 1993 Plan, pursuant to which options to purchase 585,000 shares of Common Stock are issued and outstanding, or shares issuable pursuant to the Underwriters' over-allotment option. See
    "Management--Company Stock Option Plan" and "Underwriting."



(3) The net proceeds from this Offering will initially be deposited in cash and cash equivalents and will subsequently be applied as described in "Use of Proceeds." The ratios have been calculated assuming the net proceeds are invested in assets with a weighted average risk weighting of 58%, which is consistent with the Company's historical risk-weighted asset composition.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


    The selected consolidated income statement data for the three years ended December 31, 1996, the balance sheet data at December 31, 1996 and the pro-forma balance sheet data at December 31, 1996, set forth below have been derived from the consolidated financial statements of the Company contained elsewhere herein. The selected consolidated financial data set forth below with respect to the Company's income statement data for the two years ended December 31, 1993 and 1994 are derived from audited consolidated financial statements not included herein. The consolidated financial statements as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been audited by Deloitte & Touche LLP, independent auditors. The pro-forma financial information presented below gives effect to the Reorganization. The data set forth below should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Net interest income........................................     $9,712    $13,209    $17,201    $24,143    $28,375
Provision for credit losses................................      1,477      2,550      2,875      2,450      3,040
                                                             ---------  ---------  ---------  ---------  ---------
Net interest income after
  provision for credit losses..............................      8,235     10,659     14,326     21,693     25,335
Trade finance fees and commissions.........................      5,535      6,572      7,422      8,173      7,590
Capital market fees, net...................................      1,036      1,634      1,410        318        112
Customer services fees.....................................        927        943      1,044      1,267      1,136
Net gain (loss) on sale of securities available for sale...        167         11       (168)         3
Other income...............................................        219        403        322        569        996
                                                             ---------  ---------  ---------  ---------  ---------
Total non-interest income..................................      7,884      9,563     10,030     10,330      9,834
                                                             ---------  ---------  ---------  ---------  ---------
Operating expenses.........................................     10,795     13,014     14,946     18,849     19,604
                                                             ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes...................      5,324      7,208      9,410     13,174     15,565
Provision for income taxes.................................      1,950      2,761      3,721      5,171      5,855
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................     $3,374     $4,447     $5,689     $8,003      9,710
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
PER COMMON SHARE DATA:
Net income per common share(1).............................      $0.62      $0.82      $1.05      $1.47      $1.79
Book value per common share(1).............................      $2.30      $3.10      $5.06      $6.41       8.07
Average weighted shares....................................  5,430,005  5,430,005  5,430,005  5,430,005  5,430,005

PRO FORMA PER COMMON SHARE DATA:(2)
Net income per common share................................                                                  $1.33
Book value per common share................................                                                  $6.01
Average weighted shares....................................                                              7,292,925



                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
AVERAGE BALANCE SHEET DATA:
Total assets...............................................   $225,881   $276,285   $391,606   $534,726   $687,990
Total loans................................................    131,306    190,364    270,798    370,568    485,758
Total deposits.............................................    166,389    222,397    317,176    444,332    574,388
Stockholders' equity.......................................     11,496     15,267     22,195     32,358     39,969

                                                                                        DECEMBER 31, 1996
                                                                              --------------------------------------
                                                                               ACTUAL     PRO-FORMA   AS ADJUSTED(3)
                                                                              ---------  -----------  --------------
BALANCE SHEET DATA:
Total assets................................................................  $ 755,570   $ 755,570     $  782,570
Loans--net..................................................................    527,279     527,279        527,279
Total cash and cash equivalents.............................................     33,106      33,106         60,106
Interest-earning deposits with other banks..................................     80,477      80,477         80,477
Securities available for sale...............................................     29,020      29,020         29,020
Due from customers on bankers' acceptances and on deferred payment letters
  of credit.................................................................     68,104      68,104         68,104
Deposits....................................................................    638,641     638,641        638,641
Bankers' acceptances and deferred payment letters of credit outstanding.....     68,104      68,104         68,104
Total stockholders' equity..................................................     43,800      43,800         70,800


SELECTED FINANCIAL RATIOS:


                                                                    AT AND FOR THE YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
PERFORMANCE RATIOS:
Net interest spread........................................       4.51%      4.76%      4.33%      4.20%      3.85%
Net interest margin........................................       5.40%      5.48%      5.06%      4.94%      4.52%
Return on average equity...................................      29.35%     29.13%     25.63%     24.73%     24.29%
Return on average assets...................................       1.49%      1.61%      1.45%      1.50%      1.41%
Efficiency ratio(4)........................................      61.35%     57.15%     54.89%     54.68%     51.31%

ASSET QUALITY RATIOS:
Allowance for credit losses as a percentage of total
  loans....................................................       1.05%      1.66%      1.31%      1.05%      1.07%
Non-performing assets as a percentage of total loans.......       0.20%      1.33%      0.59%      1.07%      0.91%
Allowance for credit losses as a percentage of
  non-performing assets....................................     520.87%    125.00%    221.13%     98.56%    117.97%
Net loan charge-offs as a percentage of average outstanding
  loans....................................................       0.66%      0.50%      0.74%      0.58%      0.36%

CAPITAL RATIOS:
Leverage capital ratio.....................................       5.28%      5.21%      5.48%      5.68%      5.80%
Tier 1 capital.............................................       9.71%      9.35%     10.30%      9.98%     10.20%
Total capital..............................................      10.96%     10.60%     11.47%     10.92%     11.50%
Average equity to average assets...........................       5.09%      5.53%      5.67%      6.05%      5.81%


------------------------

(1) Represents net income and net book value, respectively, per share of Common Stock and common stock equivalents.


(2) The pro forma information reflects the completion of the Reorganization.



(3) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company at an assumed public offering price of $15.00 per share."



(4) Amount reflects operating expenses as a percentage of net interest income plus non-interest income.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    The following discussion and analysis of the consolidated results of operations and financial condition of the Company for the fiscal years ended and as of December 31, 1994, 1995 and 1996 should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, and other information contained elsewhere in this Prospectus.


RESULTS OF OPERATIONS


    The Company's principal business is conducted by the Bank and consists of providing global trade finance with particular emphasis on the Region and the United States or otherwise involving the Region. The Company's management believes that trade finance provides the Company with the opportunity for substantial and profitable growth, primarily with moderate credit risk, and that the Bank is the only domestic financial institution in the State of Florida focusing primarily on financing foreign trade.


    The Company seeks to generate income by participating in multiple aspects of trade transactions that generate both fee and interest income. The Company earns fees primarily from opening and confirming letters of credit and discounting acceptances and earns interest on credit extended for pre- and post-export financing, such as refinancing of letters of credit and discounted acceptances. Market conditions may affect the type and mix of products offered by the Company and the corresponding fees or interest income earned thereon. Economic growth and stabilization generally lead to increased volume in the discounting of commercial trade paper and decreased volume of letters of credit, as there generally is less of a need to confirm third party credit under such conditions (since the perceived credit risk tends to decline). An increase in the volume of business with larger, more stable customers also generally has this effect. As the economy in the Region has grown and stabilized and the Company has begun to service larger customers, the balance of the Company's trade financing activities has shifted somewhat from letters of credit to the discounting of commercial trade paper and the granting of loans, resulting in less fee income, but increased interest income. Increased competition has also resulted in decreased letter of credit fees.


    During the last three fiscal years of its operations, the Company has achieved significant earnings growth primarily as a result of (i) increases in net interest income (which is the difference between the interest income the Company receives on interest-bearing loans and investments and the interest expense it pays on interest-bearing liabilities such as deposits and borrowings), and (ii) improved operating efficiencies. More recently, and due to economic growth and stabilization in the Region, as well as the Company's servicing larger customers and increased competition, growth in trade finance fees has not been as much of a factor as increased net interest income in the increases in the Company's net income.



    The following discussions make reference to average balances of certain assets and liabilities as well as volume and rate changes. For further information with respect to these matters see the tables set forth on pages 22 through 25.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



    NET INTEREST INCOME. Net interest income constitutes the Company's principal source of income. Net interest income increased from $24.1 million for 1995 to $28.4 million for 1996, a 17.8% increase. The primary reason for the increase was an increase in average earning assets offset, to some extent, by a decrease in net interest margin. Average earning assets increased from $454.2 million for 1995 to $597.2 million for 1996, a 31.5% increase. The increase was generally due to economic stability in the Region resulting in increased trade activity, as well as the Company's growth, which allowed it to provide more trade financing. Average loans and acceptances discounted increased from $370.6 million for 1995 to $485.8 million for 1996, a 31.1% increase, while average interest earning deposits with other banks increased from $39.5 million for 1995 to $62.4 million for 1996, a 58.0% increase. Net interest margin decreased from 4.94% for 1995 to 4.52% for 1996, an 8.5% decrease. The primary reasons for this decrease were that (i) loan yields relative to reference rates decreased in certain countries in the Region as a result of perceived economic stability and lower credit risk, (ii) loans to larger corporate and bank customers, which command more competitive pricing, increased as a percentage of total loans, (iii) changes in interest rates on retail deposits lagged behind changes in interest rates charged on loans, as is customary in a decreasing rate environment, and (iv) certificates of deposit, which have a higher cost to the Company but typically are more stable relative to other deposits, continued to grow.



    Interest income increased from $47.7 million for 1995 to $57.8 million for 1996, a 21.2% increase, reflecting an increase in loans in the Region, partially offset by a decrease in prevailing interest rates and a tightening of loan spreads in the Region, as discussed above. Interest expense increased from $23.5 million for 1995 to $29.4 million for 1996, a 25.1% increase, reflecting growth in deposits to fund asset growth. Average interest-bearing deposits increased from $397.7 million for 1995 to $525.3 million for 1996, a 32.1% increase. The growth in deposits was primarily a result of the Bank seeking new deposits of such types to fund asset growth. As the Company's other sources of deposits increased, deposits obtained through the interbank certificate of deposit network decreased to $495,000 at December 31, 1996 from $3.4 million at December 31, 1995.



    PROVISION FOR CREDIT LOSSES. The Company's provision for credit losses increased from $2.5 million for 1995 to $3.0 million for 1996, a 20.0% increase. Net loan chargeoffs during 1995 amounted to $2.1 million compared to net loan chargeoffs of $1.8 million for 1996. The allowance for credit losses was increased from $4.5 million at December 31, 1995 to $5.7 million at December 31, 1996, a 26.7% increase. This increase was primarily due to an increase in the size of the Company's loan portfolio. The ratio of the allowance for credit losses to total loans increased slightly from approximately 1.05% at December 31, 1995 to approximately 1.07% at December 31, 1996. See "--Financial Condition" for a more detailed discussion on the provision and allowance for credit losses.



    NON-INTEREST INCOME. Non-interest income decreased from approximately $10.3 million for 1995 to $9.8 million for 1996, a 4.9% decrease. Trade finance fees and commissions decreased by $582,000 due largely to lower fees earned on letters of credit resulting from perceived economic stability in the Region. Capital market fees decreased by $206,000 as a result of fewer capital market transactions. Customer service fees decreased by $131,000 as a result of lower overdrafts experienced in the period. Net gains on sale of securities available for sale were nominal as the Company generally holds securities until maturity. For a more detailed analysis of the Company's non-interest income, see "--Non-Interest Income."



    OPERATING EXPENSES. Operating expenses increased from $18.8 million for 1995 to $19.6 million for 1996, a 4.3% increase. Employee compensation and benefits increased from $10.0 million for 1995, to $10.9 million for 1996, a 9.0% increase. This increase was primarily due to an increase in the number of employees from 203 at December 31, 1995 to 220 at December 31, 1996, as well as raises for existing personnel. Occupancy expenses increased from $2.8 million for 1995 to $2.9 million for 1996, a 3.6% increase, primarily due to expenses related to the occupancy and maintenance of additional space at Company headquarters to accommodate the increase in personnel. In addition, occupancy expenses increased due to additional equipment rentals related to the Company's branch network. Other operating expenses remained stable from 1995 to 1996. FDIC assessments decreased from $487,000 for 1995 to $173,000 for 1996, a 64.5% decrease, due to a non-recurring decrease in assessments by the FDIC. Management continues to monitor operating expenses closely. The Company's efficiency ratio is favorably below the industry average at 51.3% for 1996, an improvement from 54.7% reported for the prior year. For a more detailed analysis of the Company's non-interest expense, see "--Non-Interest Expense."

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


    NET INTEREST INCOME. Net interest income increased from $17.2 million for 1994, to $24.1 million for 1995, a 40.1% increase. The primary factor resulting in increased net interest income was an increase in average earning assets. Loan fees, which are included in net interest income but excluded from the calculation of net interest margin, rose substantially. These positive factors were offset, to some extent, by a decrease in net interest margin. Average earning assets increased from $328.9 million for 1994 to $454.2 million for 1995, a 38.1% increase. This increase was primarily due to economic growth and stability in the Region, resulting in increased trade activity in the Region, as well as the Company's growth, which allowed it to provide more trade financing. Average loans and acceptances discounted increased from $270.8 million for 1994 to $370.6 million for 1995, a 36.9% increase, while average interest-earning deposits with other banks increased from $29.5 million for 1994 to $39.5 million for 1995, a 33.9% increase. Loan fees increased to $1.7 million in 1995 from $580,000 in 1994. Net interest margin decreased from 5.06% for 1994 to 4.94% for 1995, a 2.4% decrease. The primary reason for the decrease was that the Company's cost of funds increased more rapidly than the yield on earning assets due to the rapid growth in the Company's certificates of deposit, which represent the Company's most expensive source of funds. The growth in certificates of deposit and the rates paid on these deposits reflect the Company's strategy to expand this more stable source of funds, particularly in the branches acquired in late 1994.



    Interest income increased from $29.2 million for 1994 to $47.7 million for 1995, a 63.4% increase, reflecting an increase in interest-bearing assets in the Region and an increase in yields on earning assets. Interest expense increased from $12.0 million for 1994 to $23.5 million for 1995, a 95.8% increase, reflecting a growth in deposits and the higher cost of deposits, especially more stable certificates of deposit. Average interest-bearing deposits increased from $273.3 million in 1994 to $397.7 million in 1995, a 45.5% increase. The majority of the growth in the Company's deposits was generated by deposits at the Company's Tampa and Winter Haven, Florida branches, which were acquired by the Company in October 1994. These branches were a significant source of funding for the Company during 1995, with deposits totalling $115.0 million at December 31, 1995 compared to $13.6 million at the time of the Company's acquisition of these branches in October 1994. This increase was primarily the result of the Company paying at least market rates on these deposits. Prior to the acquisition of these branches by the Company, rates paid on deposits at these locations were below market. Deposits from these branches were utilized to decrease deposits obtained through the interbank certificate of deposit network to $3.4 million at December 31, 1995 from $40.8 million at December 31, 1994.


    PROVISION FOR CREDIT LOSSES. The Company's provision for credit losses decreased from $2.9 million for 1994 to $2.5 million for 1995, a 13.8% decrease. Net loan chargeoffs during 1994 amounted to $2.0 million compared to net loan chargeoffs of $2.1 million for 1995. The allowance for credit losses was increased from $4.1 million for 1994 to $4.5 million for 1995, a 9.8% increase. This increase was primarily due to an increase in the size of the Company's loan portfolio. The ratio of the allowance for credit losses to total loans decreased from approximately 1.31% at December 31, 1994 to approximately 1.05% at December 31, 1995. This decrease was due to an overall improvement in the quality of the Company's loan portfolio. See "Financial Condition" for a more detailed discussion on the provision and allowance for credit losses.

    NON-INTEREST INCOME. Non-interest income increased from $10.0 million in 1994 to $10.3 million in 1995, a 3.0% increase. This increase in non-interest income was primarily due to an increase in trade finance fees and commissions from $7.4 million at December 31, 1994 to $8.2 million at December 31, 1995, particularly acceptance fees through growth in acceptances discounted, and customer liabilities on acceptances due to a trend toward larger customers with stronger credit. Capital market fees decreased from $1.4 million at December 31, 1994 to $318,000 at December 31, 1995 as a result of a decrease in the number of financing arrangements. Net gain (losses) on sale of securities available for sale were nominal as the Company generally holds securities until maturity. For a more detailed analysis of the Company's non-interest income, see "--Non-Interest Income."


    OPERATING EXPENSES. Operating expenses increased from $14.9 million for 1994 to $18.8 million for 1995, a 26.2% increase. Employee compensation and benefits increased from $7.8 million for 1994 to $10.0 million for 1995, a 28.2% increase. This increase was primarily due to an increase in the number of employees from 178 at December 31, 1994 to 203 at December 31, 1995. Additional employees were hired during 1995 to meet the 34.3% growth in assets and additional personnel were required for the Tampa and Winter Haven, Florida branches. Occupancy expenses increased from $2.3 million for 1994 to $2.8 million for 1995, a 21.7% increase, as a result of expansion on one floor of the Company's corporate headquarters to accommodate the increase in personnel and additional occupancy expenses incurred for the Tampa and Winter Haven, Florida branches. Other operating expenses increased from $3.5 million for 1994 to $4.7 million for 1995, a 34.3% increase. This increase was primarily attributable to one-time expenses incurred in connection with the acquisition of the Tampa and Winter Haven, Florida branches of $126,000, an increase in legal fees of $530,000 which related to several matters and were largely of a non-recurring nature and increases in travel expenses of $319,000 to expand and monitor the Company's foreign loan and placement portfolio. For a more detailed analysis of the Company's non-interest expense, see "--Non-Interest Expense."


YIELDS EARNED AND RATES PAID


    The following tables set forth certain information relating to the categories of the Company's interest-earning assets and interest-bearing liabilities for the periods indicated. Net interest margin is net interest income less loan fees divided by average interest-earning assets. Non-accrual loans are included in asset balances for the appropriate periods, whereas recognition of interest on such loans is discontinued and any remaining accrued interest receivable is reversed, in conformity with federal regulations.

                          YIELDS EARNED AND RATES PAID

                                                                             FOR THE YEARS ENDED
                                             -----------------------------------------------------------------------------------
                                                                                                                       DECEMBER
                                                      DECEMBER 31, 1994                    DECEMBER 31, 1995           31, 1996
                                             -----------------------------------  -----------------------------------  ---------
                                              AVERAGE                  AVERAGE     AVERAGE                  AVERAGE     AVERAGE
                                              BALANCE   INTEREST(1)  YIELD/RATE    BALANCE   INTEREST(1)  YIELD/RATE    BALANCE
                                             ---------  -----------  -----------  ---------  -----------  -----------  ---------
                                                                           (DOLLARS IN THOUSANDS)
Total earning assets
Loans:
  Commercial loans.........................  $ 197,569   $  17,253        8.73%   $ 272,046   $  27,953       10.28%   $ 375,054
  Acceptances discounted ..................     56,604       5,201        9.19%      80,592       8,540       10.60%      93,511
  Residential mortgage loans...............     10,449         874        8.36%      11,059         941        8.51%      11,089
  Installment loans........................        459          42        9.15%         348          33        9.48%         400
  Other....................................      5,717       1,009       17.65%       6,523       1,151       17.65%       5,704
                                             ---------  -----------  -----------  ---------  -----------  -----------  ---------
Total Loans................................  $ 270,798   $  24,379        9.00%   $ 370,568   $  38,618       10.42%   $ 485,758
Investment securities......................     20,094       1,040        5.18%      26,277       1,652        6.29%      25,498
Federal funds sold.........................      8,538         428        5.01%      17,899       1,144        6.39%      23,490
Interest earning deposits with other
  banks....................................     29,473       2,789        9.46%      39,480       4,550       11.52%      62,404
                                             ---------  -----------  -----------  ---------  -----------  -----------  ---------
  Total investment securities and interest
    earning deposits with other banks......     58,105       4,257        7.33%      83,656       7,346        8.78%     111,392
Total interest earning assets..............  $ 328,903   $  28,636        8.71%   $ 454,224   $  45,964       10.12%   $ 597,150
                                                        -----------  -----------             -----------  -----------
Total non-interest earning assets..........  $  62,703                            $  80,502                            $  90,840
                                             ---------                            ---------                            ---------
Total assets...............................  $ 391,606                            $ 534,726                            $ 687,990
                                             ---------                            ---------                            ---------
                                             ---------                            ---------                            ---------

                                                            AVERAGE
                                             INTEREST(1)  YIELD/RATE
                                             -----------  -----------
Total earning assets
Loans:
  Commercial loans.........................   $  36,454        9.72%
  Acceptances discounted ..................       9,395       10.05%
  Residential mortgage loans...............         936        8.44%
  Installment loans........................          39        9.75%
  Other....................................       1,007       17.65%
                                             -----------  -----------
Total Loans................................   $  47,831        9.85%
Investment securities......................       1,551        6.08%
Federal funds sold.........................       1,274        5.42%
Interest earning deposits with other
  banks....................................       5,751        9.22%
                                             -----------  -----------
  Total investment securities and interest
    earning deposits with other banks......       8,576        7.70%
Total interest earning assets..............   $  56,407        9.45%
                                             -----------  -----------
Total non-interest earning assets..........
Total assets...............................


----------------------------------


(1) Interest on loans excludes uncollected overdraft fees and other loan fees of approximately $580,000, $1.7 million and $1.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

                          YIELDS EARNED AND RATES PAID

                                                               FOR THE YEARS ENDED
                           -------------------------------------------------------------------------------------------
                                 DECEMBER 31, 1994              DECEMBER 31, 1995              DECEMBER 31, 1996
                           -----------------------------  -----------------------------  -----------------------------

                           AVERAGE              AVERAGE   AVERAGE              AVERAGE   AVERAGE              AVERAGE
                           BALANCE   INTEREST(1) YIELD/RATE BALANCE INTEREST(1) YIELD/RATE BALANCE INTEREST(1) YIELD/RATE
                           --------  ---------  --------  --------  ---------  --------  --------  ---------  --------
                                                             (DOLLARS IN THOUSANDS)
Interest-bearing
  liabilities
Deposits:
  Super NOW, NOW.........  $  9,813    $  226     2.30%   $ 16,232    $  465     2.86%   $ 16,086    $  515     3.20%
  Money market...........    22,385       881     3.94%     29,236     1,637     5.60%     40,779     2,021     4.96%
  Presidential market....     3,895       119     3.06%      3,140       125     3.98%      3,370       127     3.77%
  SuperSavings,
    savings..............     6,749       170     2.52%      8,750       280     3.20%      8,636       281     3.25%
  Certificate of deposits
    (including IRA)......   177,779     8,151     4.58%    274,916    17,028     6.19%    362,724    21,435     5.91%
  Time deposits from
    banks................    51,648     2,373     4.59%     65,354     4,006     6.13%     93,670     5,010     5.35%
  Collateral accounts....     1,080        27     2.50%        121         4     3.31%         71         3     4.23%
                           --------  ---------  --------  --------  ---------  --------  --------  ---------  --------
Total deposits...........  $273,349    $11,947    4.37%   $397,749    $23,545    5.92%   $525,336    $29,392    5.59%
Federal funds
  purchased..............     1,042        38     3.65%          0         0     0.00%        240        14     5.83%
Other borrowings.........       460        33     7.17%          0         0     0.00%        164        10     6.10%
                           --------  ---------  --------  --------  ---------  --------  --------  ---------  --------
Total interest-bearing
  liabilities............  $274,851    $12,018    4.37%   $397,749    $23,545    5.92%   $525,740    $29,416    5.60%
                           --------  ---------  --------  --------  ---------  --------  --------  ---------  --------
Non-interest bearing
  liabilities
  Demand deposits........    43,827                         46,583                         49,052
  Other liabilities......    50,733                         58,036                         73,229
                           --------                       --------                       --------
Total non-interest
  bearing liabilities....  $ 94,560                       $104,619                       $122,281
Stockholders' equity.....    22,195                         32,358                         39,969
                           --------                       --------                       --------
Total liabilities and
  stockholders' equity...  $391,606                       $534,726                       $687,990
                           --------                       --------                       --------
                           --------                       --------                       --------
Net interest income/net
  interest spread........              $16,618    4.33%               $22,419    4.20%               $26,991    3.85%
                                     ---------  --------            ---------  --------            ---------  --------
                                     ---------  --------            ---------  --------            ---------
Margin:
Interest income/interest
  earning assets.........                         8.71%                         10.12%                          9.45%
Interest expense/interest
  earning assets.........                         3.65%                          5.18%                          4.93%
                                                --------                       --------                       --------
      Net interest
        margin...........                         5.06%                          4.94%                          4.52%
                                                --------                       --------                       --------
                                                --------                       --------                       --------


----------------------------------


(1) Interest on loans excludes uncollected overdraft fees and other loan fees of approximately $580,000, $1.7 million, and $1.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

              YIELDS EARNED -- DOMESTIC AND FOREIGN EARNING ASSETS

                                                                             FOR THE YEARS ENDED
                                                 ----------------------------------------------------------------------------
                                                                  DECEMBER 31, 1994                      DECEMBER 31, 1995
                                                 ----------------------------------------------------  ----------------------
                                                  AVERAGE                  AVERAGE      % OF TOTAL      AVERAGE
                                                  BALANCE   INTEREST(1)  YIELD/RATE   AVERAGE ASSETS    BALANCE   INTEREST(1)
                                                 ---------  -----------  -----------  ---------------  ---------  -----------
                                                                            (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Loans:
  Domestic.....................................  $ 122,052   $  11,919        9.77%           31.2%    $ 145,952   $  15,702
  Foreign......................................    148,746      12,460        8.38%           38.0       224,616      22,916
                                                 ---------  -----------  -----------        ------     ---------  -----------
      Total loans..............................    270,798      24,379        9.00%           69.2       370,568      38,618
Investments and time deposits with banks.......
  Domestic.....................................     26,455       1,250        4.73%            6.8        40,114       2,379
  Foreign......................................     31,650       3,007        9.50%            8.1        43,542       4,967
                                                 ---------  -----------  -----------        ------     ---------  -----------
  Total investments and time deposits with
    banks......................................     58,105       4,257        7.33%           14.9        83,656       7,346
                                                 ---------  -----------  -----------        ------     ---------  -----------
Total interest-earning assets..................  $ 328,903   $  28,636        8.71%           84.1     $ 454,224   $  45,964
                                                 ---------  -----------                     ------     ---------  -----------
                                                 ---------                                  ------
Total non-interest earning assets..............     62,703                                    15.9        80,502
                                                 ---------                                  ------     ---------
    Total assets...............................  $ 391,606                                  100.00     $ 534,726
                                                 ---------                                  ------     ---------
                                                 ---------                                  ------     ---------


                                                                                                DECEMBER 31, 1996
                                                                               ----------------------------------------------------

                                                   AVERAGE      % OF TOTAL      AVERAGE                  AVERAGE      % OF TOTAL

                                                 YIELD/RATE   AVERAGE ASSETS    BALANCE   INTEREST(1)  YIELD/RATE   AVERAGE ASSETS

                                                 -----------  ---------------  ---------  -----------  -----------  ---------------


INTEREST-EARNING ASSETS
Loans:
  Domestic.....................................      10.76%           27.3%    $ 156,453   $  17,079       10.92%           22.7%

  Foreign......................................      10.20%           42.0       329,305      30,752        9.34%           47.9

                                                 -----------        ------     ---------  -----------  -----------        ------

      Total loans..............................      10.42%           69.3       485,758      47,831        9.85%           70.6

Investments and time deposits with banks.......
  Domestic.....................................       5.93%            7.5        44,655       2,416        5.41%            6.5

  Foreign......................................      11.41%            8.1        66,737       6,160        9.23%            9.7

                                                 -----------        ------     ---------  -----------  -----------        ------

  Total investments and time deposits with
    banks......................................       8.78%           15.6       111,392       8,576        7.70%           16.2

                                                 -----------        ------     ---------  -----------  -----------        ------

Total interest-earning assets..................      10.12%           84.9     $ 597,150   $  56,407        9.45%           86.8

                                                                    ------     ---------
                                                                    ------     ---------
Total non-interest earning assets..............                       15.1        90,840                                    13.2

                                                                    ------     ---------                                  ------

    Total assets...............................                     100.00     $ 687,990                                  100.00

                                                                    ------     ---------                                  ------

                                                                    ------     ---------                                  ------



----------------------------------


(1) Interest on loans excludes uncollected overdraft fees of approximately $580,000, $1.7 million and $1.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

RATE/VOLUME ANALYSIS


    Net interest income is affected by changes in volume and changes in rates. Volume changes are caused by differences in the level of earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on assets and rates paid on liabilities. The following tables set forth a summary analysis of changes in net interest income of the Company resulting from changes in average asset and liability balances (volume) and changes in interest rates for the periods indicated. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The changes in interest income and interest expense are allocated to volume and rate categories based upon the respective changes in average balances and prior period average rate.


                              RATE/VOLUME ANALYSIS


                                                               YEAR ENDED DECEMBER 31, 1995     YEAR ENDED DECEMBER 31, 1996
                                                                  COMPARED TO YEAR ENDED           COMPARED TO YEAR ENDED
                                                                     DECEMBER 31, 1994                DECEMBER 31, 1995
                                                              -------------------------------  -------------------------------
                                                                      CHANGES DUE TO:                  CHANGES DUE TO:
                                                              -------------------------------  -------------------------------
                                                               VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                                                       (IN THOUSANDS)
Increase (decrease) in net interest income due to:
Loans:
  Commercial loans..........................................  $   6,502  $   4,198  $  10,700  $  10,589  $  (2,088) $   8,501
  Residential mortgage loans................................         51         16         67          3         (8)        (5)
  Acceptances discounted....................................      2,204      1,135      3,339      1,369       (514)       855
  Installment loans.........................................        (10)         1         (9)         5          1          6
  Other (Overdrafts)........................................        142          0        142       (145)         1       (144)
Investments:
  Investment securities.....................................        320        292        612        (49)       (52)      (101)
  Federal funds sold........................................        469        247        716        357       (227)       130
  Interest earning deposits with other banks................        947        814      1,761      2,642     (1,441)     1,201
                                                              ---------  ---------  ---------  ---------  ---------  ---------
    Total earning assets....................................  $  10,625  $   6,703  $  17,328  $  14,771  $  (4,328) $  10,443
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Deposits:
  Super NOW, NOW............................................        148         91        239         (4)        54         50
  Money market..............................................        270        486        756        646       (262)       384
  Presidential market.......................................        (23)        29          6          9         (7)         2
  Super Savings, Savings....................................         50         60        110         (4)         5          1
  Certificates of deposits..................................      4,449      4,428      8,877      5,435     (1,028)     4,407
  Time deposits from banks..................................        629      1,004      1,633      1,736       (732)     1,004
  Collateral accounts.......................................        (24)         1        (23)        (2)         1         (1)
Federal funds purchased.....................................        (38)         0        (38)         0         14         14
Other borrowings............................................        (33)         0        (33)         0         10         10
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Total interest-bearing liabilities..........................  $   5,428  $   6,099  $  11,527  $   7,816  $  (1,945) $   5,871
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Change in interest income...................................  $   5,197  $     604  $   5,801  $   6,955  $  (2,383) $   4,572
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------  ---------



                   RATE/VOLUME ANALYSIS--DOMESTIC AND FOREIGN



                                                            YEAR ENDED DECEMBER 31, 1995     YEAR ENDED DECEMBER 31, 1996
                                                               COMPARED TO YEAR ENDED           COMPARED TO YEAR ENDED
                                                                  DECEMBER 31, 1994                DECEMBER 31, 1995
                                                           -------------------------------  -------------------------------
                                                                   CHANGES DUE TO:                  CHANGES DUE TO:
                                                           -------------------------------  -------------------------------
                                                            VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                                                    (IN THOUSANDS)
Increase (decrease) in net interest income due to:
Loans:
  Domestic...............................................  $   2,334  $   1,449  $   3,783  $   1,130  $     247  $   1,377
  Foreign................................................      6,355      4,101     10,456     10,681     (2,845)     7,836
Investments and time deposits with banks:
  Domestic...............................................        645        484      1,129        269       (232)        37
  Foreign................................................      1,130        830      1,960      2,646     (1,453)     1,193
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Total earning assets.....................................  $  10,464  $   6,864  $  17,328  $  14,726  $  (4,283) $  10,443
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------  ---------

NON-INTEREST INCOME

    The following table sets forth detail regarding the components of non-interest income for the periods indicated.

                              NON-INTEREST INCOME

                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------------------------
                                                                          1994 TO 1995              1995 TO 1996
                                                                           PERCENTAGE                PERCENTAGE
                                                                 1994        CHANGE        1995        CHANGE        1996
                                                               ---------  -------------  ---------  -------------  ---------

                                                                                  (DOLLARS IN THOUSANDS)
Trade finance fees and commissions...........................  $   7,422         10.1%   $   8,173         (7.1)%  $   7,590
Capital market fees, net.....................................      1,410        (77.4)         318        (64.8)         112
Customer service fees........................................      1,044         21.4        1,267        (10.3)       1,136
Net gain (loss) on sale of securities available for sale.....       (168)       101.8            3       (100.0)      --
Other........................................................        322         76.7          569        (75.0)         996
                                                               ---------        -----    ---------       ------    ---------
Total non-interest income....................................  $  10,030          3.0%   $  10,330         (4.8)%  $   9,834
                                                               ---------        -----    ---------       ------    ---------
                                                               ---------        -----    ---------       ------    ---------


OPERATING EXPENSES

    The following table sets forth detail regarding the components of operating expenses for the periods indicated.

                               OPERATING EXPENSES

                                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                                 -------------------------------------------------------------
                                                                            1994 TO 1995              1995 TO 1996
                                                                             PERCENTAGE                PERCENTAGE
                                                                   1994        CHANGE        1995        CHANGE        1996
                                                                 ---------  -------------  ---------  -------------  ---------

                                                                                    (DOLLARS IN THOUSANDS)
Employee compensation and benefits.............................  $   7,796         28.1%   $   9,990          9.2%   $  10,908
Occupancy and equipment........................................      2,308         22.3        2,822          1.3        2,858
Other operating expenses.......................................      3,531         34.2        4,738         (1.5)       4,666
Directors' fees................................................        664         22.3          812         23.0          999
Insurance and examination fees (FDIC and OCC)..................        647        (24.7)         487        (64.5)         173
                                                                 ---------        -----    ---------        -----    ---------
Total operating expenses.......................................  $  14,946         26.1%   $  18,849          4.0%   $  19,604
                                                                 ---------        -----    ---------        -----    ---------
                                                                 ---------        -----    ---------        -----    ---------


    INCOME TAXES

    The Company is subject to United States Federal income tax and state income tax for the State of Florida.


    The effective income tax rates for the years ended December 31, 1994, 1995 and 1996 were 39.0%, 39.0% and 37.5%, respectively. These rates were net of foreign tax credits arising from withholding taxes assessed by various foreign countries on interest paid to the Company. Foreign tax credits represented a federal tax benefit of $521,000, $609,000 and $890,000 for the years ended December 31, 1994, 1995 and 1996, respectively.


FINANCIAL CONDITION


    The Company's total assets increased from $458.0 million at December 31, 1994, to $615.1 million at December 31, 1995, and to $755.6 million at December 31, 1996. This continued increase in total assets generally reflects increases in loans-net, due from customers on bankers' acceptances, securities and interest earning deposits with other banks and cash, demand deposits with other banks and federal funds sold as described below. The Company's growth has been funded primarily through retained earnings, the sale of preferred stock, which is being converted into Common Stock in the Reorganization, a substantial increase in deposits, both from growth in existing branch offices and foreign deposits, and, more recently, through deposits in new branch offices. The Company is in the process of opening two new Bank branch offices that are intended to further support this growth.


    CASH, DEMAND DEPOSITS WITH OTHER BANKS AND FEDERAL FUNDS SOLD


    Cash, demand deposits with other banks and federal funds sold are considered cash and cash equivalents. Balances of these items fluctuate daily depending on many factors, which include or relate to the particular banks that are clearing funds, loan payoffs, deposit gathering and reserve requirements. In addition, balances have tended to increase as the Company has grown in size. Cash, demand deposits with other banks and federal funds sold were $25.1 million at December 31, 1994, $46.6 million at December 31, 1995 and $33.1 million at December 31, 1996.


    INVESTMENT SECURITIES AND INTEREST-EARNING DEPOSITS WITH OTHER BANKS


    Investment securities increased from $23.4 million at December 31, 1994 to $28.9 million at December 31, 1995 and to $29.0 million at December 31, 1996. The portfolio has grown as the Company has grown and presently consists primarily of United States treasury bills. See "Business--Investment Securities."



    Utilizing the Company's overall experience and relationships with correspondent banks and to enhance its relationships and increase yield, the Company places its funds with banks in the Region generally on a short-term basis (less than 365 days). Interest-earning deposits with other banks increased from $33.6 million at December 31, 1994 to $38.4 million at December 31, 1995 and to $80.5 million at December 31, 1996. The level of such deposits has grown as the overall assets of the Company have increased during the three year period ended December 31, 1996. See "Business--Interest-Earning Deposits With Other Banks" for further information regarding the Company's investments.


    LOANS--NET


    The Company's total loans, net of unearned income, equaled $314.0 million (68.6% of total assets) at December 31, 1994, compared to total loans, net of unearned income, of $420.4 million (68.4% of total assets) at December 31, 1995 and $533.0 million (70.5% of total assets) at December 31, 1996. The allowance for loan losses was $4.1 million at December 31, 1994 compared to $4.5 million at December 31, 1995 and $5.7 million at December 31, 1996. Total non-accruing loans at December 31, 1994, December 31, 1995 and December 31, 1996 were $1.9 million, $3.6 million and $4.7 million, respectively.


    ALLOWANCE FOR CREDIT LOSSES

    The allowance for credit losses reflects management's judgment of the level of an allowance adequate to provide for reasonably foreseeable losses, based upon the following factors: (i) the economic conditions in those countries in the Region in which the Company conducts trade finance activities; (ii) the credit condition of its customers and correspondent banks, as well as the underlying collateral, if any; and (iii) historical experience.


    In addition, although the Company's credit losses have been relatively limited to date, management believes that the level of the Company's allowance should reflect the potential for political and economic instability in certain countries of the Region and the possibility that serious economic difficulties in a country could adversely affect all of the Company's loans to borrowers in or doing business with that country. See "Risk Factors."

    Determining the appropriate level of the allowance for credit losses necessarily requires management's judgment, including application of the factors described above to assumptions and estimations made in the context of rapidly changing political and economic conditions in many of the countries of the Region. Accordingly, there can be no assurance that the Company's current allowance for credit losses will prove to be adequate in light of future events and developments. At December 31, 1996, the allowance for credit losses was approximately $5.7 million.



    The following tables provide certain information with respect to the Company's allowance for credit losses, provision for credit losses and chargeoff and recovery activity for the periods shown.


                             CREDIT LOSS EXPERIENCE


                                                                 YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------
                                                   1992        1993        1994        1995        1996
                                                ----------  ----------  ----------  ----------  ----------
                                                                  (DOLLARS IN THOUSANDS)
Balance of allowance for credit losses at
  beginning of year...........................  $    1,064  $    1,672  $    3,270  $    4,133  $    4,450
Charge-offs:
Domestic:
    Commercial................................        (879)       (474)       (352)     (1,097)       (951)
    Acceptances...............................           0           0           0           0           0
    Residential...............................          (5)        (13)          0           0           0
    Installment...............................         (13)          0           0          (3)         (8)
                                                ----------  ----------  ----------  ----------  ----------
  Total domestic..............................        (897)       (487)       (352)     (1,100)       (959)
Foreign:
    Government and official institutions......           0           0           0           0           0
    Banks and other financial institutions....           0           0           0           0        (824)
    Commercial and industrial.................           0        (534)     (1,686 (1)     (1,044 (1)          0
    Acceptances discounted....................           0           0           0           0           0
                                                ----------  ----------  ----------  ----------  ----------
  Total foreign...............................           0        (534)     (1,686)     (1,044)       (824)
                                                ----------  ----------  ----------  ----------  ----------
  Total charge-offs...........................        (897)     (1,021)     (2,038)     (2,144)     (1,783)
Recoveries:
Domestic:
    Commercial................................          19          60          19          10          16
    Acceptances...............................           0           0           0           0           0
    Residential...............................           1           0           0           0           0
    Installment...............................           8           9           7           1           2
Foreign.......................................           0           0           0           0           0
                                                ----------  ----------  ----------  ----------  ----------
  Total recoveries............................          28          69          26          11          18
                                                ----------  ----------  ----------  ----------  ----------
Net charge-offs...............................        (869)       (952)     (2,012)     (2,133)     (1,765)

Provision for credit losses...................       1,477       2,550       2,875       2,450       3,040
                                                ----------  ----------  ----------  ----------  ----------
Balance at end of year........................  $    1,672  $    3,270  $    4,133  $    4,450  $    5,725
                                                ----------  ----------  ----------  ----------  ----------
                                                ----------  ----------  ----------  ----------  ----------
Average loans.................................  $  131,306  $  190,364  $  270,798  $  370,568  $  485,758
Total loans...................................  $  159,185  $  197,341  $  315,533  $  422,980  $  535,559
Net charge-offs to average loans..............        0.66%       0.50%       0.74%       0.58%       0.36%
Allowance to total loans......................        1.05%       1.66%       1.31%       1.05%       1.07%


------------------------------


(1) Related to extensions of credit to a domestic-based business operated by a company organized under the laws of a foreign country.

    The following tables set forth an analysis of the allocation of the allowance for credit losses by category of loans and the allowance for credit losses allocated to foreign loans. The allowance is established to cover potential losses inherent in the portfolio as a whole and is available to cover potential losses on any of the Company's loans.



                   ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES



                                                                                  YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1992       1993       1994       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                                  (DOLLARS IN THOUSANDS)
Allocation of the allowance by category of loans:
Domestic:
    Commercial...................................................  $   1,079  $   1,834  $   1,694  $     639  $   1,900
    Acceptances..................................................        195        373        299        333        226
    Residential..................................................         30         45         55         57         54
    Installment..................................................         20          7          4          4          6
    Overdraft....................................................         11        101         19         37         58
                                                                   ---------  ---------  ---------  ---------  ---------
        Total domestic...........................................  $   1,335  $   2,360  $   2,071  $   1,070  $   2,244
Foreign:
    Government and official institutions.........................          0          0          0          0          0
    Banks and other financial institutions.......................          0        369        550      1,900      2,112
    Commercial and industrial....................................        337        450      1,381      1,101        920
    Acceptances discounted.......................................          0         91        131        379        449
                                                                   ---------  ---------  ---------  ---------  ---------
        Total foreign............................................  $     337  $     910  $   2,062  $   3,380  $   3,481
Total............................................................  $   1,672  $   3,270  $   4,133  $   4,450  $   5,725
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------



Percent of loans in each category to total
  loans:
Domestic:
    Commercial..................................      34.8%      25.8%      20.6%      21.9%      20.1%
    Acceptances.................................      24.6%      24.5%      13.6%       7.8%       4.4%
    Residential.................................       4.7%       4.5%       3.5%       2.7%       2.0%
    Installment.................................       0.4%       0.3%       0.1%       0.1%       0.1%
    Overdraft...................................       0.0%       4.7%       0.5%       0.8%       0.4%
                                                  ---------  ---------  ---------  ---------  ---------
        Total domestic..........................      64.5%      59.8%      38.3%      33.3%      27.0%
Foreign:
    Government and official institutions........       0.0%       0.3%       0.2%       0.2%       0.1%
    Banks and other financial institutions......       0.0%      23.4%      30.5%      32.3%      24.2%
    Commercial and industrial...................      35.5%      16.3%      24.7%      19.3%      33.6%
    Acceptances discounted......................       0.0%       0.2%       6.3%      14.9%      15.1%
                                                  ---------  ---------  ---------  ---------  ---------
        Total foreign...........................      35.5%      40.2%      61.7%      66.7%      73.0%
Total...........................................     100.0%     100.0%     100.0%     100.0%     100.0%
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------

       ANALYSIS OF ALLOWANCE FOR CREDIT LOSSES ALLOCATED TO FOREIGN LOANS



                                                                                 YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                    1992       1993       1994       1995       1996
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Balance, beginning of year .....................................  $     213  $     337  $     910  $   2,062  $   3,380
Provision for credit losses.....................................        124      1,107      2,838      2,362        925
Net charge-offs.................................................          0       (534)    (1,686 (1)    (1,044 (1)      (824)
                                                                  ---------  ---------  ---------  ---------  ---------
Balance, end of year ...........................................  $     337  $     910  $   2,062  $   3,380  $   3,481
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------


------------------------------


(1) Related to extensions of credit to a domestic-based business operated by a company organized under the laws of a foreign country.


    The Company does not have a rigid chargeoff policy but instead charges off loans on a case-by-case basis as determined by management and approved by the Board of Directors. In some instances, loans have remained in the nonaccrual category for an extended period during which the borrower and the Company negotiated restructured repayment terms.

    The Company attributes its favorable asset quality to the short-term nature of its loan portfolio, the composition of its borrower base, the importance that borrowers in the Region attach to maintaining their continuing access to financing for foreign trade and to the Company's loan underwriting policies. See "Business--Credit Policies and Procedures."


    The Company usually places an asset on nonaccrual status when any payment of principal or interest is over 90 days past due or earlier if management determines the collection of principal or interest to be unlikely. Loans over 90 days past due may not be placed on nonaccrual if they are in the process of collection and are either secured by property having a realizable value at least equal to the outstanding debt and accrued interest or are fully guaranteed by a financially responsible party whom the Company believes is willing and able to discharge the debt, including accrued interest. In most cases, if a borrower has more than one loan outstanding under its line with the Company and any of its individual loans becomes over 90 days past due, the Company places all outstanding loans to that borrower on nonaccrual status.


    The Company accounts for impaired loans in accordance with Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan. Under these standards, individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement may also be based on observable market prices, or for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Company evaluates commercial loans individually for impairment, while groups of smaller-balance homogeneous loans (generally residential mortgage and installment loans) are collectively evaluated for impairment.

    The following table sets forth information regarding the Company's nonperforming loans at the dates indicated.

                              NONPERFORMING LOANS


                                                                                          AT DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                         1992       1993       1994       1995       1996
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                                      (DOLLARS IN THOUSANDS)
Domestic:
  Non accrual........................................................  $     316  $     458  $     584  $   1,345  $   3,087
  Past due over 90 days and accruing.................................          5      2,158          0        582          0
                                                                       ---------  ---------  ---------  ---------  ---------
    Total domestic nonperforming loans...............................  $     321  $   2,616  $     584  $   1,927  $   3,087
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------  ---------
Foreign
  Non accrual........................................................  $       0  $       0  $   1,285  $   2,287  $   1,654
  Past due over 90 days and accruing.................................          0          0          0        301        112
                                                                       ---------  ---------  ---------  ---------  ---------
    Total foreign nonperforming loans................................  $       0  $       0  $   1,285  $   2,588  $   1,766
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------  ---------
  Total nonperforming loans(1).......................................  $     321  $   2,616  $   1,869  $   4,515  $   4,853
                                                                       ---------  ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------  ---------
  Total nonperforming loans to total loans...........................       0.20%      1.33%      0.59%      1.07%      0.91%
  Total nonperforming assets to total assets.........................       0.13%      0.83%      0.41%      0.73%      0.64%


------------------------------

(1) During such periods the Company did not have any loans which were deemed to be "troubled debt restructurings" as defined in SFAS No. 15.


    For the year ended December 31, 1996, the amount of interest income that was accrued and that would have been accrued on the loans in the previous table in accordance with their contractual terms were approximately $211,000, all of which represented interest income on domestic loans, and $521,000, of which $377,000 represented interest income on domestic loans and $144,000 represented interest income on foreign loans, respectively.


    Management does not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers would cause management to have serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which may result in such loans becoming nonaccruing loans.


    At December 31, 1995 and 1996, the Company had no nonaccruing investment securities.


    DUE FROM CUSTOMERS ON BANKERS' ACCEPTANCES AND DEFERRED PAYMENT LETTERS OF
     CREDIT


    Due from customers on bankers' acceptances and deferred payment letters of credit were $43.6 million and $9.1 million, respectively, at December 31, 1994, compared to $64.6 million and $6.4 million, respectively, at December 31, 1995 and $60.8 million and $7.3 million, respectively, at December 31, 1996. These assets represent a customer liability to the Company while the Company's corresponding liability to third parties is reflected on the balance sheet as "Bankers Acceptances Outstanding" and "Deferred Payment Letters of Credit Outstanding." The Company's involvement with these types of instruments has increased as international trade in the Region has increased and as the Region has become more stable. See "Business--Contingencies."


    DEPOSITS


    Total deposits were $373.4 million at December 31, 1994, compared to $505.1 million at December 31, 1995 and $638.6 million at December 31, 1996. Deposits have grown in order to fund asset growth. See "Business--Funding Sources."

    STOCKHOLDERS' EQUITY


    The Company's stockholders' equity at December 31, 1994, was $27.5 million compared to $34.8 million at December 31, 1995 and $43.8 million at December 31, 1996. Stockholders' equity has increased by an average of approximately 37% each year since 1992. During 1994, the Company issued 101,207 shares of preferred stock. The preferred stock, which was non-voting and accrued dividends at a rate of 14%, increased stockholders' equity by $5.1 million. The Company paid quarterly dividends on the preferred stock since December 31, 1994 and will pay dividends, if applicable, on a prorated basis through the date on which the preferred stock is converted to Common Stock in the Reorganization.


ASSET/LIABILITY MANAGEMENT

    The Company seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that might result from changes in interest rates. Control of interest rate risk is conducted through systematic monitoring of maturity mismatches. The Company's investment decision-making takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. An excess of assets or liabilities over these matched items results in a gap or mismatch, as shown on the following table. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on net interest income. However, because different types of assets and liabilities with similar maturities may reprice at different rates or may otherwise react differently to changes in overall market rates or conditions, changes in prevailing interest rates may not necessarily have such effects on net interest income. Substantially all of the Company's assets and liabilities are denominated in dollars and therefore the Company has no material foreign exchange risk.

INTEREST RATE SENSITIVITY


    The following table presents the projected maturities or interest rate adjustments of the Company's earning assets and interest-bearing funding sources based upon the contractual maturities or adjustment dates at December 31, 1996. The interest-earning assets and interest-bearing liabilities of the Company and the related interest rate sensitivity gap given in the following table may not be reflective of positions in subsequent periods.


                           INTEREST RATE SENSITIVITY

                                                                  DECEMBER 31, 1996
                                  ---------------------------------------------------------------------------------
                                                            91 TO       181 TO
                                   0 TO 30     31 TO 90      180          365       1 TO 5     OVER 5
                                     DAYS        DAYS        DAYS        DAYS        YEARS      YEARS      TOTAL
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------

                                                               (DOLLARS IN THOUSANDS)
Earning Assets:
  Loans.........................  $  126,669  $  155,461  $  149,523  $    46,737  $  46,019  $  11,150  $  535,559
  Federal funds sold............      18,300           0           0            0          0          0      18,300
  Investment securities.........      11,651       7,935       6,885            0        995      1,554      29,020
  Interest-earning deposits with
    other banks.................      21,988      29,650      14,690       14,149          0          0      80,477
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
Total...........................  $  178,608  $  193,046  $  171,098  $    60,886  $  47,014  $  12,704  $  663,356
                                                                                                                             -
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
Funding Sources:
  Savings and transaction
    deposits....................  $   16,800  $   50,834  $        0  $         0  $       0  $       0  $   67,634
  Time deposits of $100 or
    more........................      32,686      40,190      32,362       53,076      5,936        104     164,354
  Time deposits under $100......      30,578      53,436      41,171      132,868     12,047         87     270,187
  Other time deposits...........      32,456       1,112           0        2,575         80          0      36,223
  Funds overnight...............      41,970           0           0            0          0          0      41,970
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
Total...........................  $  154,490  $  145,572  $   73,533  $   188,519  $  18,063  $     191  $  580,368
                                                                                                                             -
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
Interest sensitivity gap........  $   24,118  $   47,474  $   97,565  $  (127,633) $  28,951  $  12,513  $   82,988
                                                                                                                             -
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
Cumulative gap..................  $   24,118  $   71,592  $  169,157  $    41,524  $  70,475  $  82,988      --
                                                                                                                             -
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
Cumulative gap as a percentage
  of total earning assets.......        3.64%      10.79%      25.50%        6.26%     10.62%     12.51%     --
                                                                                                                             -
                                                                                                                             -
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------
                                  ----------  ----------  ----------  -----------  ---------  ---------  ----------

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of liquidity and funding are its diverse deposit base and sales of bankers' acceptances as well as loan participations. The level and maturity of deposits necessary to support the Company's lending and investment activities is determined through monitoring loan demand and through its asset/liability management process. Considerations in managing the Company's liquidity position include scheduled cash flows from existing assets, contingencies and liabilities, as well as projected liquidity needs arising from approved extensions of credit. Furthermore, the liquidity position is monitored daily by management to maintain a level of liquidity conducive to efficient operations and is continuously evaluated as part of the asset/liability management process.


    Historically, the Company has increased its level of deposits to allow for its planned asset growth. Customer deposits have increased through the acquisition of branches and increased trade activity, as well as through flexible competitive pricing and the provision of trade-related services. The level of deposits is also influenced by general interest rates, economic conditions and competition, among other things. The Company's average total deposits have increased from $317.2 million for 1994 to $444.3 million for 1995 and $574.4 million for 1996. Most of this growth has occurred in time deposits.



    Most of the Company's deposits are short-term and closely match the short-term nature of the Company's assets. See "--Interest Rate Sensitivity." At December 31, 1996, loans and interest-earning deposits with other banks maturing within six months were $498.0 million, representing 75.1% of total earning assets, and loans and interest-earning deposits with other banks maturing within one year were $558.9 million, representing 80.6% of total earning assets. The short-term nature of the loan portfolio and the fact that a portion of the loan portfolio consists of bankers' acceptances provides additional liquidity to the Company. Liquid assets at December 31, 1996 were $141.1 million, 18.7% of total assets, and consisted of cash and cash equivalents, due from banks-time and United States treasury bills. At December 31, 1996, the Company had been advised of $67.7 million in available interbank funding.



    The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classification is also subject to qualitative judgments by the regulators about interest rate risk, concentration of credit risk and other factors.


    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined). The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                             COMPANY CAPITAL RATIOS


                                                                             DECEMBER 31, 1995  DECEMBER 31, 1996
                                                                      -------------------------------
                                                                                            --------------------
                                                                                     (DOLLARS IN
                                                                                      THOUSANDS)
Tier 1 risk-weighted capital:
  Actual............................................................  $  32,445      10.0%  $  41,634      10.2%
  Minimum...........................................................  $  13,004       4.0%  $  16,329       4.0%
Total risk-weighted capital:
  Actual............................................................  $  35,505      10.9%  $  46,744      11.5%
  Minimum...........................................................  $  26,008       8.0%  $  32,657       8.0%
Leverage:
  Actual............................................................  $  32,445       5.7%  $  41,634       5.8%
  Minimum...........................................................  $  17,076       3.0%  $  21,713       3.0%


                              BANK CAPITAL RATIOS


                                                                             DECEMBER 31, 1995  DECEMBER 31, 1996
                                                                      -------------------------------
                                                                                            --------------------
                                                                                     (DOLLARS IN
                                                                                      THOUSANDS)
Tier 1 risk-weighted capital:
  Actual............................................................  $  32,156       9.9%  $  41,351      10.1%
  Minimum to be well capitalized....................................  $  19,506       6.0%  $  24,534       6.0%
  Minimum to be adequately capitalized..............................  $  13,004       4.0%  $  16,356       4.0%
Total risk-weighted capital:
  Actual............................................................  $  35,206      10.8%  $  46,470      11.4%
  Minimum to be well capitalized....................................  $  32,510      10.0%  $  40,890      10.0%
  Minimum to be adequately capitalized..............................  $  26,008       8.0%  $  32,712       8.0%
Leverage:
  Actual............................................................  $  32,156       5.7%  $  41,351       5.7%
  Minimum to be well capitalized....................................  $  27,976       5.0%  $  36,261       5.0%
  Minimum to be adequately capitalized..............................  $  22,831       4.0%  $  29,009       4.0%


SEASONALITY


    In general, the market for the Company's services and products has historically been slightly more active from July to December. A principal reason for the slight seasonal fluctuation in the Company's trade financing is the seasonality in the manufacture and/or sale of goods by many of the Company's customers, as well as many of the customers of its correspondent banks, who generally need more financing for the production and shipping of goods in anticipation of various specific periods of the year, such as the holiday season, the Regional tourist season, and the dry season and agricultural cycles in certain portions of the Region. The Company realized approximately 55.0% of its annual letter of credit and acceptance fees in each of 1995 and 1996 during the second half of the fiscal year. See "Risk Factors."


IMPACT OF INFLATION

    The Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Financial institutions have an asset and liability structure that is essentially monetary in nature, and their general and administrative costs constitute a relatively small percentage of total expenses. Thus, increases in the general price levels for goods and services have a relatively minor effect on the total expenses of the Company. Interest rates have a more significant impact on the Company's financial performance than the effect of general inflation. Interest rates do not necessarily move in the same direction or change in the same magnitude as the prices of goods and services, although periods of increased inflation may accompany a rising interest rate environment.

                                    BUSINESS

GENERAL


    The Company, through the Bank, is engaged in providing global trade finance with particular emphasis on trade with and between the Region and the United States or otherwise involving the Region. Management believes that trade finance provides the Company with the opportunity for substantial and profitable growth, primarily with moderate credit risk, and that the Bank is the only domestic financial institution in the State of Florida focusing primarily on financing foreign trade. Through its relationships with approximately 500 correspondent banks and with importers and exporters in the United States and the Region, as well as its location in South Florida, which is becoming a focal point for trade in the Region, the Company has been able to take advantage of substantial growth in this trade. Much of this growth has been associated with the adoption of economic stabilization policies in the major countries of the Region.



    The Company operates in all major countries throughout the Region and has been particularly active in several smaller markets, such as Guatemala, Ecuador, Panama and Peru. Management believes that these smaller markets are not primary markets for the larger, multinational financial institutions and, therefore, customers in such markets do not receive a similar level of service from such institutions as that provided by the Company. To enhance its position in certain markets, the Company has made minority investments in indigenous financial institutions in Guyana, Haiti and El Salvador. The Company has also strengthened its relationships with correspondent financial institutions in the Region by acting as placement agent, from time to time, for debt instruments or certificates of deposit issued by many of such institutions. As the Company has grown, it has begun to expand its activities in larger markets in the Region, such as Argentina and Brazil.



    The Company seeks to generate income by participating in multiple aspects of trade transactions that generate both fee and interest income. The Company earns fees primarily from opening and confirming letters of credit and discounting acceptances and earns interest on credit extended, primarily in the form of commercial loans, for pre- and post-export financing, such as refinancing of letters of credit, and to a lesser extent, from discounted acceptances. As the economy in the Region has grown and stabilized and the Company has begun to service larger customers, the balance of the Company's trade financing activities has shifted somewhat from letters of credit to the discounting of commercial trade paper and the granting of loans, resulting in less fee income but increased interest income. Increased competition has also resulted in decreased letter of credit fees. Virtually all of the Company's business is conducted in United States dollars. Management believes that the Company's primary focus on trade finance, its wide correspondent banking network in the Region, broad range of services offered, management experience, reputation and prompt decision-making and processing capabilities provide it with important competitive advantages in the trade finance business. The Company seeks to mitigate its credit risk through its knowledge and analysis of the markets it serves, by obtaining third-party guarantees of both local banks and importers on many transactions, by often obtaining security interests in goods being financed and by the short-term, self-liquidating nature of trade transactions. At December 31, 1996, 80.6% of the Company's loan portfolio consisted of short-term trade related loans with an average original maturity of approximately 180 days. Credit is generally extended under specific credit lines for each customer and country. These credit lines are reviewed at least annually.


    Lending activities are funded primarily through domestic consumer deposits gathered through a network of five branches in Florida as well as deposits received from correspondent banks, corporate customers and private banking customers within the Region. The Company is opening two additional branches in West Palm Beach and Sarasota, Florida. The Company's branches are strategically located in markets where it believes that there is both a concentration of retail deposits and foreign trade activity. The Company also participates in various community lending activities, and under several United States and Florida laws and regulations the Bank is considered a minority bank and is able to participate in certain beneficial minority programs involving both deposits and loans.

    The Company has experienced sustained growth in assets and earnings since its acquisition by current management and shareholders in 1988, and has also achieved a high level of profitability. For the three years ended December 31, 1996, average total loans increased from $270.8 million to $485.8 million, and net income increased from $5.7 million to $9.7 million. For the years ended December 31, 1995 and 1996, return on average assets was 1.50% and 1.41%, respectively, and return on average total equity was 24.73% and 24.29%, respectively. Along with its growth, the Company has maintained strong credit quality. Net loan chargeoffs as a percentage of average outstanding loans were 0.58% for 1995 and 0.36% for 1996. At December 31, 1996, non-performing assets represented 0.91% of total loans.


BACKGROUND OF THE COMPANY


    Bancorp (initially known as Southern Bancorp) was formed as a bank holding company in 1988 in Miami, Florida, to acquire 99.7% of the issued and outstanding shares (not including warrants to purchase shares of Common Stock of the Bank issued to initial employees of the Bank, which are in the process of being acquired by Bancorp) of the Bank, a Miami-based national bank then known as Alliance National Bank. The Bank was acquired by Bancorp to take advantage of perceived opportunities to finance foreign trade between United States corporate customers and companies in the Region, as the area emerged from the Latin American debt crisis of the 1980s, particularly since most non-Regional financial institutions had limited interest in financing trade with the Region at that time. Members of Bank management, who had extensive experience in trade finance in the Region, re-established contacts in the Region, primarily with banks. The Bank initially offered its services confirming letters of credit for banks in the Region. The Bank then began to market its other trade related services and products to beneficiaries of its letters of credit. As the Bank's relationships with correspondent banks developed and as it developed corporate clients in the United States, the Bank's trade finance activity continued to increase. The Bank's business expanded into its other products and services, which primarily included other types of trade financing instruments. See "--Credit Activities and Policies--Trade Finance Services and Products." The Bank also began serving as a placement agent for indebtedness and certificates of deposit of correspondent banks in the Region, which it has done from time to time. See "--Capital Markets".


MARKET FOR COMPANY SERVICES

    International trade between the United States and the Region as well as between the State of Florida and the Region has grown significantly during the five year period ended December 31, 1995. The level of imports and exports ("international trade") between the United States and the Region increased from $125.9 billion in 1991 to $200.2 billion in 1995. This represented 13.9% and 15.1% of the total international trade between the United States and the world for 1991 and 1995, respectively. International trade between the State of Florida and the Region increased from $18.2 billion in 1991 to $31.7 billion in 1995. This represented 54.0% and 60.8% of the total international trade between the State of Florida and the world for 1991 and 1995, respectively. The State of Florida's top five trading partners in the Region for the year ended December 31, 1995 were Brazil ($5.0 billion), Colombia ($3.6 billion), Venezuela ($2.9 billion), the Dominican Republic ($2.8 billion) and Argentina ($2.0 billion). Recent treaties and agreements relating to trade are expected to eliminate certain trade barriers and open up certain economic sectors to competition, as well as to liberalize trade between the United States and many countries with respect to a variety of goods and services. See "--Economic Conditions in the Region." A high and increasing percentage of this trade requires financing. The growth and importance of trade in the United States and the Region also increases the number of small and medium-sized firms engaged in trade and in need of trade finance services. Many financial institutions in the United States in general and Florida in particular are not adequately staffed to handle such financing on a large scale, or to judge the creditworthiness of companies or banks in the Region and, accordingly, eschew trade financing or limit the scope of their trade financing activity. This has been partially responsible for the expanding market for the Company's trade financing services.

    Management believes that the Company has carved out a niche for itself as the only Florida financial institution the business of which is focused predominantly on financing foreign trade in the Region. The Company initially focused on providing services and products to smaller banks and corporate customers in the Region and smaller companies in Florida doing business in the Region, as well as financial institutions and customers in smaller countries in the Region where a more limited number of large, multinational banks conduct business. The Company's willingness to provide trade financing in these situations frequently results in it obtaining business from the same customers involving larger countries in the Region, as well. A significant percentage of the Company's trade financing business now involves such larger countries. The Company does not, however, have a significant share of the overall market in larger countries in the Region, such as Brazil and Argentina, where it competes more frequently with larger, multinational financial institutions. The Company also provides products and services for multinational corporations, such as major commodities houses, and purchases participation interests in the trade financing of multinational financial institutions to companies in the Region. The Company's trade financing allows for the movement of commodities such as sugar, grain and steel, and consumer goods such as textiles and appliances, as well as computer hardware, capital equipment and other items.



    Most of the Company's customers are serviced through its International Banking and Domestic Corporate Trade Departments. The International Banking Department services the Company's international corporate and correspondent banking customers. The Domestic Corporate Trade Department services United States-based relationships, primarily with domestic corporate clients. Each corporate customer's account is coordinated by a specific officer at the Company. Each such customer will also generally do business with the Company officers responsible for the countries involved in a particular transaction. Company officers meet in person with key officials from each of the correspondent banks and corporate customers at least twice each year, and in many cases more often. In addition, the Company communicates with its correspondent banks and corporate customers in a variety of other ways.


STRATEGY

    The Company's goal is to continue to grow its earnings and maintain a high level of profitability while maintaining strong credit quality by continuing its focus on trade finance.

    The Company intends to achieve its goal by implementing the following strategies:


    - CONTINUE TO TAKE ADVANTAGE OF GROWING TRADE IN THE REGION. International trade, particularly between the United States, including notably Florida, and the Region is increasing significantly. This growth began after many of the countries of the Region undertook dramatic market-based economic reforms subsequent to the Latin American debt crisis of the 1980s. See "--Economic Conditions in the Region." This expansion provides significant opportunities for the Company to grow its business, which focuses on the financing of international trade. The Company's focus on international trade financing, the expansion of international trade, the Company's location and base in Florida, the gateway to the Region and a central distribution point for international trade finance, as well as the Company's correspondent banking network, make the Company well-positioned to benefit from this expansion and assist its customers in engaging in international trade. In addition, growth in trade has been largely based on the expansion in the number of companies, particularly small and medium-sized companies, involved in trade. The Company believes that it has a particular competitive advantage servicing the trade finance business of these smaller and medium-size customers, as their traditional banks either lack expertise in trade finance or the ability to provide trade finance services to the middle market.



    - EXPAND CREDIT LIMITS TO EXISTING CUSTOMERS. The Company's trade financing capabilities with respect to its customers, including correspondent banks, are restricted by regulatory and internal lending limits relating to the extension of credit to one borrower or to borrowers in any one country. The enhanced capital base resulting from this Offering will allow the Company to expand credit limits to existing customers immediately following the Offering in accordance with and subject to its customary credit policies and procedures, including those relating to the level of appropriate risk, thereby increasing the Company's ability to satisfy the needs of its larger customers. Following the Offering, the Company's unsecured loan to one commercial borrower limitation under United States law will expand from $6.6 million to $10.7 million.



    - EXPAND THE COMPANY'S INVOLVEMENT WITH LARGER BANKS AND IN LARGER
      MARKETS. The Company has been involved in trade finance in larger South American countries such as Brazil and Argentina. This involvement has developed primarily through its relationships with correspondent banks in these countries, domestic United States corporate customers doing business in these countries and the purchase of risk participations in trade financing activities of multinational financial institutions involving these countries. While the Company's trade financing in these countries represents a significant percentage of the Company's business, it represents a very small percentage of the overall trade finance volume of these countries. Given the Company's size, it has been unable to develop important relationships with many of the larger financial institutions in the Region or to penetrate the larger markets to a significant extent. The Company's enhanced capital base resulting from this Offering will result in larger lending limits as described above, which it believes will allow it to be a more important lending source for larger financial institutions and customers that it does not presently service and to become more competitive in these larger markets. The Company intends to attempt to expand its activities with these larger financial institutions and customers and in these larger markets immediately following the Offering.



    - CONTINUE TO EXPAND DOMESTIC BRANCH SYSTEM. The Company presently has five Bank branches located in Florida and is in the process of adding two new branches. Branch deposits serve as a significant source of funds for the Company's financing activities. The significant expansion of the number of branches and the amount of deposits in such branches since October 1994 has allowed the Company to diversify its funding sources and reduce its dependency on (i) interbank deposits from correspondent banks, (ii) commercial deposits and (iii) certificates of deposits placed directly by the Company's Treasury Department with institutional investors in the United States. The Company strategically locates Bank branches in areas where the Company believes that significant concentrations of deposits are located, with significant trade activity and in which the Company believes that it can intermediate into the local trade flow. Although the Company does not presently have any definitive plans other than with respect to its new branch offices being opened in West Palm Beach and Sarasota, Florida, the Company intends to establish other Bank branches when the Company believes it to be strategically appropriate, including possibly in states other than Florida and at locations with significant trade activity, in order to continue to develop a stronger deposit base. The Company does not presently intend to open more than a few branches at a time and then not to open additional branches until these new branches have been successfully integrated. Management believes that new branches will help fund future growth and create further opportunities for the Company.



Management believes that the Company's primary focus on trade finance, its wide correspondent banking network in the Region, broad range of services offered, management experience, reputation and prompt decision-making and processing capabilities provide it with important competitive advantages in the trade finance business which will assist it in implementing the foregoing strategies and meeting its goals. The Company believes that each of its strategies is interrelated and equally important to meeting its goals, although continued growing trade in the Region is necessary for continued earnings growth.


CREDIT ACTIVITIES AND POLICIES

    TRADE FINANCE SERVICES AND PRODUCTS

    The manufacture or production and distribution of any products or goods generally results in a number of trade transactions which, together, make up a trade cycle. For example, a seller of shirts purchases buttons and materials, arranges for manufacture and often contracts with a distributor who sells the products to retailers. The Company attempts to become involved in and to finance as many stages of a trade cycle as possible. Since the Company's primary focus is on trade finance, the Company offers a wider array of trade finance products and services than most financial institutions it competes with, although some of the Company's products and services, such as import and export letters of credit, are offered by almost all financial institutions engaged in trade finance, and most of the Company's products are offered by some financial institutions. The principal trade-related products and services which the Company offers include:


    - COMMERCIAL DOCUMENTARY LETTERS OF CREDIT. Commercial documentary letters of credit are obligations issued by a financial institution in connection with trade transactions where the financial institution's credit is effectively substituted for that of its customer, who is buying goods or services from the beneficiaries of those letters of credit. When the bank issuing a letter of credit is not well known or is an unacceptable risk to the beneficiary, the issuing bank must obtain a guarantee or confirmation of the letter of credit by an acceptable bank in the beneficiary's market. When the Company confirms a letter of credit it assumes the credit risk of the issuing bank and generally takes a security interest in the goods being financed. These obligations, which are governed by their own special set of legal rules, call for payment by the financial institution against presentation of certain documents showing that the purchased goods or services have been provided or are forthcoming. From time to time, a financial institution issues a commercial documentary letter of credit ("back-to-back") against receipt of a letter of credit from another bank in order to finance the purchase of goods. The Company commenced its trade financing activities by confirming letters of credit for correspondent financial institutions in the Region and then began to sell other products and services to the beneficiaries of such letters of credit. Commercial letters of credit are contingent liabilities of the Company that are not recorded on the Company's balance sheet and which generate fee income. Upon payment of a letter of credit, the Company may refinance the obligation through a loan which will be reflected on the Company's balance sheet as "Loans-net."

    - BANKERS' ACCEPTANCES. A bankers' acceptance is a time draft drawn on a bank and accepted by it. Acceptance of the draft obligates the bank to unconditionally pay the face value to whomever presents it at maturity. Drafts accepted by the Company are reflected on the asset side of the Company's balance sheet as "Due from Customers on Bankers' Acceptances" and on the liability side as "Bankers' Acceptances Outstanding." The Company receives a fee upon acceptance of a draft. Discounted bankers' acceptances represent the purchase by a financial institution of a draft at a discount. This assists an exporter in providing terms to an importer under a letter of credit and also provides liquidity to the exporter. Discounted bankers' acceptances are discounts of forward maturity items and are included on the Company's balance sheet under "Loans-net." The Company receives both fee and interest income from discounted bankers' acceptances.


    - DISCOUNTED TRADE ACCEPTANCES. Discounted trade acceptances represent an obligation of an importer to pay money on a certain date in the future, which obligation has been accepted by the importer as payable to the exporter, then sold by the exporter at a discount to a financial institution. If with recourse, at maturity of the acceptance, the financial institution as holder of this instrument has recourse to either the importer or the exporter. If without recourse, the financial institution holding the acceptance has no recourse to the exporter, but only to the accepting importer. Discounted trade acceptances are discounts of forward maturity items and are included on the Company's balance sheet under "Loans-net." The Company receives primarily interest income from discounted trade acceptances.


    - PRE-EXPORT FINANCING. Pre-export financing is provided by a financial institution, either directly or indirectly through a second bank, to an exporter who has a definitive international contract for the sale of certain goods or services. Such financing funds the exporter's manufacture, assembly and sale of these goods or services to the purchaser abroad. Pre-export financing is reflected on the balance sheet as "Loans-net." The Company receives primarily interest income from pre-export financing.

    - WAREHOUSE RECEIPT FINANCING. Warehouse receipt financing provides temporary financing, usually at a significant loan to collateral discount, for goods temporarily held in an independent warehouse pending their sale and/or delivery in a trade transaction. The goods are evidenced by a receipt issued by the independent warehouse where the goods are stored. Possession of that receipt gives the financial institution a perfected security interest in those goods to collateralize the credit that it is providing. Warehouse receipt financing is reflected on the balance sheet as "Loans-net." The Company receives primarily interest income from warehouse receipt financing.

    - DOCUMENTARY COLLECTIONS. For a fee, a United States financial institution will assist financial institutions to collect at maturity various drafts, acceptances or other obligations which have come due and which are owed by parties abroad or in the United States. Documentary collections are not reflected on the balance sheet and are not contingent obligations of the Company. The Company receives fee income from documentary collections.

    - FOREIGN EXCHANGE TRANSACTIONS. Foreign exchange services consist of the purchase of foreign currency on behalf of a customer. This service includes both spot and forward transactions. Such transactions may be conducted in both hard and soft currencies (i.e., those which are widely accepted internationally and those that are not). The Company conducts such transactions in both types of currencies. Foreign exchange transactions are not reflected on the balance sheet and represent contingent liabilities of the Company. The Company receives fee income from foreign exchange transactions.


    - STANDBY LETTERS OF CREDIT. Standby letters of credit effectively represent a guarantee of payment to a third party by a financial institution, usually not in connection with an individual trade transaction. The Company does not favor standby letters of credit. They are only issued by the Company in situations where the Company believes it is adequately and properly secured or that the customer is in very strong financial condition. Standby letters of credit are not reflected on the balance sheet and represent contingent liabilities of the Company. The Company receives fee income from standby letters of credit.


    - INTERNATIONAL CASH MANAGEMENT. The Company assists corporations and banks in the Region with the clearing of checks drawn on United States financial institutions. As a United States financial institution and a member of the Federal Reserve System, the Bank is able to provide quick and efficient clearing of these items. The provision of these services often leads to the Company providing other products and services to corporations and banks.

    Although other financial institutions, many of which are much larger than the Company, offer products similar to many of the Company's products, trade finance usually occupies a small percentage of the business of most financial institutions, including larger multinational financial institutions, while it represents the core of the Company's business. Other financial institutions often have limitations in providing as complete a line of products as the Company due to internal policies which could make such institutions adverse to certain country risks (unless insured) or to certain products, such as discounting trade acceptances without recourse or back-to-back letters of credit. During the past eight years, the Company has developed a network of over 500 correspondent banks worldwide, primarily in the Region. The Company plays an active role in the financial intermediation of trade flows between and involving the United States and the Region, as well as Asia and Europe. For example, the Company has adopted the Phoenician Export Program pursuant to which the Company tracks United States beneficiaries of letters of credit for the purpose of offering them additional products. Pursuant to this program, after confirming a letter of credit for a United States beneficiary and absorbing the exporter's foreign country risk, the Company offers to improve the exporter's cash flow by providing pre-export financing against confirmed letters of credit. Most multinational financial institutions do not continue with marketing efforts after confirming a letter of credit. The Company markets the advantage of dealing with a single bank, rather than having to access multiple banks in the United States, as well as access to the Company's extensive correspondent banking network. This translates into savings for exporters on advising and wire fees. Furthermore, the Company also provides package deals which consist of pre-negotiated pricing for confirmation fees and discounting of bankers' acceptances based on the volume of trade directed through the Company. In addition, the Company routinely goes beyond the traditional letter of credit business to provide custom-made financial products and services such as some of those described above.


    In confirming, negotiating, advising and/or paying letters of credit issued by other banks, the Company seeks to lower its risk in various ways, such as by obtaining a security interest in the underlying original documents representing title to the goods until it is paid or its obligation terminates, obtaining other collateral or relying on the guarantee of a correspondent bank. The Company also makes direct loans to finance international trade. In addition, when payment is made by the Company under some of the above instruments, a third party's reliance on the Company's credit converts to a loan or advance by the Company to its customer. Virtually all of the Company's loans are short-term. At December 31, 1996, the Company's loan portfolio had an average original maturity of approximately 180 days.


    CREDIT POLICIES AND PROCEDURES

    The Company, through the Bank, provides trade financing and general banking services for the purpose of achieving a reasonable rate of return consistent with prudent risk exposure. The Company's credit approval procedures are based on the delegation of authority through structured levels of authorization. In particular, the Company's lending activities are delegated to the Bank's Senior Loan Committee, Officers' Loan Committee and the Chairman of the Board and officers of the Bank, and are supervised by the Board of Directors of the Bank.

    The Company generally establishes lines of credit with each of its customers, but is generally not committed to lend under those lines and must approve each proposed borrowing on a case-by-case basis. In establishing such lines of credit, consideration is given to, among other factors, the customer's or bank's capital, the value of applicable collateral, the structure of the transaction, as well as the Company's historical experience with and the creditworthiness of the borrower. Commercial lines of credit in amounts up to $25,000 require the approval of two officers having credit authority while commercial lines of credit up to $50,000 and lines of credit up to $100,000 extended to correspondent banks require the approval of an area head and an officer having credit authority. Commercial lines of credit or transactions not under approved lines of credit in amounts up to $500,000 and correspondent banking lines of credit or transactions not under approved lines of credit in amounts up to $2.0 million are approved by the Bank's Officer's Loan Committee, which committee consists of the Bank's President, Executive Vice Presidents and Senior Vice Presidents, or the Chief Executive Officer with the approval of two officers having credit authority with respect to such credit transaction. Commercial lines of credit or transactions not under approved lines of credit in amounts exceeding $500,000 and correspondent banking transactions in amounts exceeding $2.0 million are approved by the Senior Loan Committee, which consists of all of the Bank's directors and an Executive Vice President. Once a line of credit has been approved, credit is extended after receipt of a request from the customer for financing related to a specific trade transaction identified to the Company and the approval of the loan officers. All extensions of credit under approved lines of credit must be approved by two loan officers. The pricing of credit extended under such approvals is generally determined at the time of approval of the credit facility at a specific spread over a reference rate. All credit extended by the Company in excess of $100,000 is required to be reported to the Bank's Senior Loan Committee and the Bank's Board of Directors. In the event the Company wishes to enter into a transaction which would otherwise exceed applicable statutory lending limits, the Company will sell participations in such transaction to other financial institutions, thus staying within those limits. During the course of the year the Bank's Loan Review Committee reviews a sampling of credit transactions, including all significant credit transactions, in order to determine, among other things, whether they comply with applicable guidelines established at the time each such transaction was approved by the Company and the value of applicable collateral.

    The Company uses a credit risk rating system ("CRRS") as a statistical credit-based tool to assist lending officers in evaluating and tracking risks of individual transactions and relationships on a continuing basis, as well to enable the Company to monitor and manage the risk of its credit portfolio. The CRRS is designed to measure the degree of risk of potential loss and consists of two components: borrower risk ("Borrower Grade") and transaction risk ("Facility Grade"). Borrower Grade reflects the degree of risk of potential loss driven by factors intrinsic to a specific customer (i.e., the riskiness of the industry in which the customer operates and the financial condition of the customer). In the case of a corporate customer, the Borrower Grade is determined by a loan officer's consideration of the customer's industry, product segment, market, earnings, operating cash flow, assets and liabilities, management experience, debt capacity and prior credit history with the Company. The Facility Grade measures the potential for loss of principal and interest of a specific credit transaction in accordance with its terms and conditions (i.e., collateral, terms, support and tenor). The Borrower Grade is indexed into eight groups with the highest being favorable risk and the lowest being definite loss. The Facility Grade is utilized in order to enhance the grade of a customer due to the structure of the proposed credit transaction. For example, in the case of an unsecured transaction, the risk of credit will always be that of the customer and, accordingly, the risk rating will always be the Borrower Grade. By utilizing both grading methods, customers are considered on the basis of their ability to repay the credit obligation while allowing the Company to maintain acceptable risk levels.


    At regular intervals, the Company conducts a credit review of each of its customers and each country in which the Company does business. The Company's credit review includes an analysis of the customer's financial condition, trends in the customer's financial condition, peer group comparisons, a review of credit references and a review of economic conditions in the customer's home country. On the basis of its credit review, the Company establishes credit limits for each country and each of its customers. Limits for each country in which the Company does business are established based on a country risk rating system which takes into consideration different risks, including risks related to economic conditions and political stability, as well as external position and foreign exchange availability, and the maximum limit by type of risk. Country risks, which range from a low risk to a high risk, are based on factors in the country such as political stability, economic conditions and foreign exchange availability. A country risk rating of high or moderate risk will not preclude the Company from entering into a transaction in which the risk level and credit grades are viewed as being satisfactory or where the Company is able to structure the transaction in such a way as to seek to mitigate this risk, such as through the use of collateral or the assignment of proceeds under a purchase and sale agreement. The Bank's Senior Loan Committee annually reviews and approves the credit limits for each country in the Region. By setting and annually reviewing country limits and monthly monitoring country exposures and making changes in such limits as circumstances warrant, the Company attempts to maintain a high quality international portfolio.



    The Company's loans are generally secured or otherwise guaranteed, sometimes by correspondent banks. Typical collateral other than guarantees include bills of lading, warehouse receipts and other documents of title, as well as proceeds, receivables and trade acceptances. However, the coverage ratio varies depending upon, among other factors, the customer's financial condition, the economic conditions in the customer's home country and the value and type of collateral, including cash and deposits with the Company. In certain instances, based upon its credit review of the customer, the economic and political situation and trends in the customer's home country and other relevant criteria, the Company may determine that the loan need not be secured.


    The Company has developed credit information on its customers over an extended period. Many of the Company's customers have been customers or shareholders for a number of years. The Company services all of the loans in its loan portfolio. The Company believes that its existing personnel and systems are adequate to support foreseeable growth in assets. See "--Credit Activities and Policies--Trade Finance Services and Products."

LOAN PORTFOLIO


    At December 31, 1996 approximately 27% of the Company's portfolio consisted of loans to domestic borrowers and 73% of the Company's portfolio consisted of loans to foreign borrowers. The Company's loan portfolio has increased in size as international trade and, consequently, the market for trade finance in the Region have increased. The Company's primary goal in managing its portfolio of loans is to minimize the risk of loss and maintain sufficient liquidity while achieving the highest possible level of net interest income. The Company's loan portfolio is relatively short-term, as approximately 80.6% of loans at December 31, 1996 were short-term trade finance loans with average original maturities of 180 days.



    In accordance with the Company's commercial loan underwriting procedures, in reviewing a customer's request for an extension of credit, the Company will conduct a review of the customer and will consider the economic and political condition and trends in the customer's home country and other relevant criteria. Although the Company's loans are generally secured or otherwise guaranteed, the coverage ratio, which is the ratio of the value of the collateral to the amount of the loan, varies depending upon, among other factors, the customer's financial condition, the conomic conditions in the customer's home country and the value and type of collateral, including cash and deposits with the Company, bills of lading, warehouse receipts and other documents of title, as well as proceeds, receivables and trade acceptances. In certain circumstances, based upon its review of these factors, the Company may determine that the loan need not be collateralized.



    The following table sets forth the term to maturity of the Company's loans at December 31, 1996. Consistent with the self-liquidating nature of the Company's predominant business, international trade finance, most of the Company's loans and extensions of credit mature within one year.


                                LOAN MATURITIES

                                                                              AS OF DECEMBER 31, 1996(1)
                                                                   ------------------------------------------------
                                                                                 MATURE
                                                                    MATURE    AFTER ONE BUT    MATURE
                                                                    WITHIN       WITHIN      AFTER FIVE
                                                                   ONE YEAR    FIVE YEARS       YEARS       TOTAL
                                                                   ---------  -------------  -----------  ---------

                                                                                    (IN THOUSANDS)
Domestic loans:
  Commercial.....................................................  $  74,803   $    33,728    $   1,791   $ 110,322
  Acceptances discounted.........................................     23,314             0            0      23,314

Foreign loans:
  Commercial.....................................................    277,419        32,090          441     309,950
  Acceptances discounted.........................................     80,632           303            0      80,935
                                                                   ---------  -------------  -----------  ---------
Total............................................................  $ 456,168   $    66,121    $   2,232   $ 524,521
                                                                   ---------  -------------  -----------  ---------
                                                                   ---------  -------------  -----------  ---------

Fixed............................................................  $ 317,333   $    21,633    $     480   $ 339,446
Adjustable.......................................................    138,835        44,488        1,752     185,075
                                                                   ---------  -------------  -----------  ---------
Total fixed & adjustable.........................................  $ 456,168   $    66,121    $   2,232   $ 524,521
                                                                   ---------  -------------  -----------  ---------
                                                                   ---------  -------------  -----------  ---------


------------------------


(1) Does not include mortgage loans and installment loans in the aggregate amount of $11,038.

    LOANS BY COUNTRY

    The following table sets forth the distribution of the Company's loans by country of the borrower at the dates indicated.

                                LOANS BY COUNTRY


                                                                         AT DECEMBER 31,
                                               -------------------------------------------------------------------
                                                       1994                   1995                   1996
                                               ---------------------  ---------------------  ---------------------
                                                             % OF                   % OF                   % OF
                                                             TOTAL                  TOTAL                  TOTAL
                                                 AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT      LOANS
                                               ----------  ---------  ----------  ---------  ----------  ---------
                                                                     (DOLLARS IN THOUSANDS)
United States................................  $  120,561      38.21% $  141,278      33.40% $  144,674      27.01%
Argentina....................................      30,390       9.63      23,607       5.58      35,241       6.58
Bolivia......................................       6,263       1.98      15,932       3.77      15,815       2.95
Brazil.......................................      22,271       7.06      24,335       5.75      27,255       5.09
British West Indies..........................       5,254       1.67      --         --          14,740       2.75
Dominican Republic...........................       9,385       2.97      --         --           9,450       1.76
Ecuador......................................      18,591       5.89      23,415       5.54      29,799       5.56
El Salvador..................................       9,207       2.92      17,493       4.14      28,472       5.32
Guatemala....................................      31,452       9.97      40,303       9.53      79,483      14.84
Honduras.....................................      13,245       4.20      17,307       4.09      24,277       4.53
Jamaica......................................       4,700       1.49       6,377       1.51      10,971       2.05
Panama.......................................      17,743       5.62      23,566       5.57      50,553       9.44
Peru.........................................      12,687       4.02      29,480       6.97      26,658       4.98
Venezuela....................................       5,298       1.68      15,853       3.75      10,245       1.91
Other(1).....................................       8,486       2.69      44,034      10.40      27,926       5.23
                                               ----------  ---------  ----------  ---------  ----------  ---------
    Total....................................  $  315,533     100.00% $  422,980     100.00% $  535,559     100.00%
                                               ----------  ---------  ----------  ---------  ----------  ---------
                                               ----------  ---------  ----------  ---------  ----------  ---------


------------------------


(1) Other consists of loans to borrowers in countries in which loans did not exceed 1% of total assets.



    At December 31, 1996, approximately 46.8% in principal amount of the Company's loans were outstanding to borrowers in six countries other than the United States: Guatemala (14.8%), Panama (9.4%), Argentina (6.6%), Ecuador (5.6%), El Salvador (5.3%) and Brazil (5.1%).

    LOANS BY TYPE

    Almost all of the Company's loans are made to importers, exporters or correspondent banks. The following table sets forth the amounts of the Company's loans by type at the dates indicated.

                                 LOANS BY TYPE


                                                           AT DECEMBER 31,
                                      ---------------------------------------------------------
Domestic:                               1992       1993       1994       1995         1996
                                      ---------  ---------  ---------  ---------  -------------
                                                           (IN THOUSANDS)
Commercial(1).......................  $  55,449  $  60,195  $  66,413  $  96,511    $ 110,322
Acceptances discounted..............     39,089     48,420     42,764     33,059       23,314
Residential mortgages...............      7,537      8,943     11,050     11,363       10,610
Installment.........................        644        551        334        345          428
                                      ---------  ---------  ---------  ---------  -------------
  Total domestic....................  $ 102,719  $ 118,109  $ 120,561  $ 141,278    $ 144,674
                                      ---------  ---------  ---------  ---------  -------------
                                      ---------  ---------  ---------  ---------  -------------
Foreign:
Government and official
  institutions......................  $       0  $     550  $     550  $     750    $     750
Banks and other financial
  institutions......................          0     46,013     96,563    136,681      129,376
Commercial and industrial(1)........     56,466     31,949     77,897     81,433      179,824
Acceptances discounted..............          0        720     19,962     62,838       80,935
                                      ---------  ---------  ---------  ---------  -------------
  Total foreign.....................  $  56,466  $  79,232  $ 194,972  $ 281,702    $ 390,885
                                      ---------  ---------  ---------  ---------  -------------
                                      ---------  ---------  ---------  ---------  -------------
    Total loans.....................  $ 159,185  $ 197,341  $ 315,533  $ 422,980    $ 535,559
                                      ---------  ---------  ---------  ---------  -------------
                                      ---------  ---------  ---------  ---------  -------------


------------------------

(1) Includes pre-export financing, warehouse receipts and refinancing of letters of credit.

    As indicated in the above table, the Company's growth has been evidenced by continued growth in its existing products and services, which are primarily trade finance products and services.

    COMMUNITY LENDING


    The Company also engages in certain local lending activities which make up a small percentage of its business. For example, the Company participates in a program sponsored by the United States Department of Transportation ("DOT") through which the Company provides a line of credit to contractors waiting to be paid for their services. The line accrues interest at a prime rate and fees are paid to the Company by the DOT on both the committed and funded amounts. DOT assumes 75% of the risk under these lines. The Company also provides mortgages pursuant to Dade County, Florida and Florida Housing Finance Agency low-income housing programs. Loans are under $100,000 and are with respect to properties for which the government agency provides a large second mortgage. The Company also participates in a Small Business Administration program financing warehouses and smaller companies. The Company's community lending activities aggregated $18.8 million, $23.9 million and $18.7 million at December 31, 1994, 1995 and 1996, respectively, the largest portion of which (approximately $10.6 million at December 31, 1996) represented mortgage loans made in connection with the Dade County low-income housing program. The Company participates in some local minority programs under various United States or Florida laws in which the Company is considered to be a minority bank.

TOTAL OUTSTANDINGS BY COUNTRY


    The following table sets forth, at the dates indicated, the aggregate amount of the Company's cross-border outstandings by primary credit risk (including cash and demand deposits with other banks, interest-earning deposits with other banks, investment securities, due from customers on bankers acceptances, due from customers on deferred payment letters of credit and loans-net) (collectively "Cross-Border Outstandings"), as well as the percentage of such Cross-Border Outstandings to the Company's total assets for the three years ended December 31, 1996.



                   TOTAL CROSS-BORDER OUTSTANDINGS BY COUNTRY


                                                                                         AT DECEMBER 31,
                                                              ----------------------------------------------------------------------
                                                                            % OF                    % OF                    % OF
                                                                            TOTAL                   TOTAL                   TOTAL
                                                                1994       ASSETS       1995       ASSETS       1996       ASSETS
                                                              ---------  -----------  ---------  -----------  ---------  -----------

                                                                                      (DOLLARS IN MILLIONS)
Argentina...................................................  $      56        12.2%  $      28         4.6%  $      58         7.7%
Bolivia.....................................................         13         2.8          25         4.1          27         3.6
Brazil......................................................         25         5.5          51         8.3          36         4.7
British West Indies.........................................     --          --          --          --              11         1.5
Colombia....................................................     --          --          --          --               6         0.8
Dominican Republic..........................................         12         2.6           6         1.0           6         0.8
Ecuador.....................................................         19         4.1          31         5.0          35         4.6
El Salvador.................................................          8         1.8          20         3.3          32         4.2
Guatemala...................................................         42         9.2          60         9.8          96        12.7
Guyana......................................................     --          --               5         0.8      --          --
Honduras....................................................         11         2.4          15         2.4          33         4.4
Jamaica.....................................................          4         0.9           7         1.1          22         2.9
Panama......................................................         14         3.1          19         3.1          41         5.4
Paraguay....................................................          4         0.9      --          --          --          --
Peru........................................................         16         3.5          40         6.5          26         3.4
Venezuela...................................................     --          --               8         1.3          10         1.3
Other(1)....................................................          8         1.7          15         2.4          17         2.3
                                                              ---------         ---   ---------         ---   ---------         ---
    Total...................................................  $     232        50.7%  $     330        53.7%  $     456        60.3%
                                                              ---------         ---   ---------         ---   ---------         ---
                                                              ---------         ---   ---------         ---   ---------         ---


------------------------


(1) Other consists of Cross-Border Outstandings to countries in which such Cross-Border Outstandings did not exceed 0.75% of the Company's total assets at any of the dates shown.



    The following table sets forth, at the dates indicated, the aggregate amount of the Company's Cross-Border Outstandings by type.



                    TOTAL CROSS-BORDER OUTSTANDINGS BY TYPE



                                                                                        AT DECEMBER 31,
                                                                                -------------------------------
                                                                                  1994       1995       1996
                                                                                ---------  ---------  ---------
                                                                                         (IN MILLIONS)
Government and official institutions..........................................  $     0.5  $     0.8  $     0.8
Banks and other financial institutions........................................      115.1      161.1      161.8
Commercial and industrial.....................................................       96.4      105.3      213.3
Acceptances discounted........................................................       20.0       62.8       81.1
                                                                                ---------  ---------  ---------
    Total.....................................................................  $   232.0  $   330.0  $   456.0
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

CONTINGENCIES

    The following table sets forth the total volume and average monthly volume of the Company's issuance of export and import letters of credit for each of the periods indicated.

                  CONTINGENCIES--COMMERCIAL LETTERS OF CREDIT


                                                                             YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------------
                                                               1994                   1995                   1996
                                                       ---------------------  ---------------------  ---------------------
                                                                    AVERAGE                AVERAGE                AVERAGE
                                                         TOTAL      MONTHLY     TOTAL      MONTHLY     TOTAL      MONTHLY
                                                         VOLUME     VOLUME      VOLUME     VOLUME      VOLUME     VOLUME
                                                       ----------  ---------  ----------  ---------  ----------  ---------
                                                                                 (IN THOUSANDS)
Export Letters of Credit(1)..........................  $  322,937  $  26,911  $  375,717  $  31,310  $  369,367  $  30,781
Import Letters of Credit(1)..........................     222,674     18,556     282,788     23,566     312,964     26,080
                                                       ----------  ---------  ----------  ---------  ----------  ---------
    Total............................................  $  545,611  $  45,467  $  658,505  $  54,876  $  682,331  $  56,861
                                                       ----------  ---------  ----------  ---------  ----------  ---------
                                                       ----------  ---------  ----------  ---------  ----------  ---------


------------------------

(1) Represents certain contingent liabilities not reflected on the Company's balance sheet.

    The following table sets forth the distribution of the Company's contingent liabilities by country of the applicant or in the case of confirmations, the issuing bank, at the dates indicated.

                           CONTINGENT LIABILITIES(1)


                                                                                        AT DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Argentina....................................................................  $    3,684  $    1,916  $    7,095
Bolivia......................................................................       4,066       4,221       4,401
Brazil.......................................................................       3,725       5,876       4,770
Dominican Republic...........................................................       7,063       4,791       2,719
Ecuador......................................................................      10,515       2,079       1,858
El Salvador..................................................................       5,278       3,877       5,616
Guatemala....................................................................       6,116      13,377      13,981
Honduras.....................................................................       1,843       5,923       8,315
Jamaica......................................................................       1,177       1,508       1,556
Nicaragua....................................................................      --          --           1,414
Panama.......................................................................       6,119       5,369       9,803
Paraguay.....................................................................       7,573      10,269       5,105
Peru.........................................................................       9,376       5,346       5,864
United States................................................................      62,698      57,564      55,991
Venezuela....................................................................      --           1,400      --
Other(2).....................................................................       3,387       2,258       3,224
                                                                               ----------  ----------  ----------
    Total....................................................................  $  132,620  $  125,774  $  131,712
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------


------------------------

(1) Includes export and import letters of credit, standby letters of credit and letters of indemnity.


(2) Other includes those countries in which contingencies represented less than 1% of the Company's total contingencies at all of the above dates.

CAPITAL MARKETS


    The Company's Capital Markets Department from time to time acts as an agent for the placement of debt instruments and certificates of deposit issued by correspondent banks having a term generally ranging from 150-180 days. These instruments are offered on a best-efforts basis to United States financial institutions, foreign banks, Edge Act banks and United States branches and agencies of foreign banks, most of which have offices in South Florida. The Capital Markets Department has also acted as an agent for the placement of similar facilities for central banks of certain Latin American countries. Placements have ranged from $5.0 million to $50.0 million. The Company generally receives a fee based upon a percentage of the total amount of the placement and usually itself purchases an interest in the placement. These placements allow the Company to assist certain of its correspondent banks, generally in smaller countries in the Region, to obtain funding that the Company could not provide by itself. The Company's ability to complete these placements is also driven by market needs. In 1994, 1995 and 1996, the Company arranged the placement of approximately $100.0 million, $10.0 million and $25.0 million, respectively, of debt instruments and certificates of deposit.


    The Capital Markets Department is assisting in the establishment of a Bermuda closed-end investment fund to invest in equities of banks in the Region, with an emphasis on midsized institutions located in smaller countries in the Region. The Inter-American Investment Corporation, an affiliate of the Inter-American Development Bank, is expected to participate as a sponsor of and investor in the fund and to have a representative on the Board of Directors of the investment fund. This entity will also play a role in selecting fund investments. Pursuant to this arrangement, a subsidiary of the Bank, Hamilton Investment Advisory Services, Inc., the incorporation and activities of which have been approved by the OCC, would act as an investment advisor to the fund, including locating banks in the Region seeking investors. The Company would be compensated on a fee basis for its services. In this effort, the Company seeks to capitalize on its knowledge and experience in the Region and particularly with respect to banks within the Region.

STRATEGIC ALLIANCES


    The Company has minority investments within United States regulatory limitations in three correspondent banks located in Haiti, Guyana and El Salvador and a trust company in Guyana. The Company believes that these investments have resulted in significant business for the Company. During 1995 and 1996, the bank located in Guyana had letter of credit volume with the Company of $1.1 million and $3.4 million, respectively. In addition, total aggregate loans extended by the Company to such bank were $10.8 million and $13.5, respectively, during such periods. Additionally, during 1995 and 1996, the bank in El Salvador had letter of credit volume with the Company of $10.6 million and $8.5 million, respectively. Loans extended by the Company to such bank were $2.4 million and $6.6 million during 1995 and 1996, respectively. The Company has only recently invested in the Haitian bank and Guyana trust company and accordingly, no significant trade financings have occurred with such institutions to date. The Company may make further minority investments in correspondent banks within regulatory limitations, although none are currently planned. National banks are allowed to invest up to 10% of their capital and unimpaired surplus in shares of foreign banks.


INVESTMENT SECURITIES


    The Company's investment securities primarily consist of United States Government and agency securities having maturities of 90 days and less. At December 31, 1996, the Company's only other investment securities were foreign debt securities with a face value and market value of $150,000, representing 0.02% of total Company assets, as well as approximately $355,000 of Federal Reserve Bank stock and $1.1 million of foreign bank stock (including primarily banks with which the Company has strategic alliances), representing .05% and
 .14% of total Company assets, respectively.

    The following table presents the composition of the Company's investment securities:


                             INVESTMENT SECURITIES


                                                                                          DECEMBER 31, 1994
                                                                           ------------------------------------------------
                                                                            AMORTIZED          GROSS UNREALIZED     FAIR
                                                                              COST         GAINS       LOSSES       VALUE
                                                                           -----------  -----------  -----------  ---------
                                                                                            (IN THOUSANDS)
HELD TO MATURITY:
  United States Government and agency securities.........................   $  15,889    $      10    $      18   $  15,881
  Foreign debt securities................................................         741           28       --             769
                                                                           -----------         ---          ---   ---------
  Total..................................................................   $  16,630    $      38    $      18   $  16,650
                                                                           -----------         ---          ---   ---------
                                                                           -----------         ---          ---   ---------

AVAILABLE FOR SALE:
  United States Government and agency securities.........................   $   4,703       --        $      19   $   4,684
  United States corporate securities.....................................         977       --           --             977
  Mortgage-backed securities.............................................         548       --                4         544
  Federal reserve bank stock.............................................         212       --           --             212
  Foreign bank stocks....................................................         313       --           --             313
  Other securities.......................................................          60       --           --              60
                                                                           -----------         ---          ---   ---------
  Total..................................................................   $   6,813       --        $      23   $   6,790
                                                                           -----------         ---          ---   ---------
                                                                           -----------         ---          ---   ---------

                                                                                          DECEMBER 31, 1995
                                                                           ------------------------------------------------
                                                                            AMORTIZED          GROSS UNREALIZED     FAIR
                                                                              COST         GAINS       LOSSES       VALUE
                                                                           -----------  -----------  -----------  ---------
                                                                                            (IN THOUSANDS)
HELD TO MATURITY:
  United States Government and agency securities.........................   $  20,706    $      28       --       $  20,734
                                                                           -----------         ---          ---   ---------
                                                                           -----------         ---          ---   ---------
AVAILABLE FOR SALE:
  United States Government and agency securities.........................   $   3,968    $       2       --       $   3,970
  Mortgage-backed securities.............................................         125            1       --             126
  Foreign debt securities................................................       3,444       --           --           3,444
  Federal reserve bank stock.............................................         355       --           --             355
  Foreign bank stocks....................................................         313       --           --             313
                                                                           -----------         ---          ---   ---------
  Total..................................................................   $   8,205    $       3       --       $   8,208
                                                                           -----------         ---          ---   ---------
                                                                           -----------         ---          ---   ---------


                                                                                          DECEMBER 31, 1996
                                                                           ------------------------------------------------
                                                                            AMORTIZED          GROSS UNREALIZED     FAIR
                                                                              COST         GAINS       LOSSES       VALUE
                                                                           -----------  -----------  -----------  ---------
                                                                                            (IN THOUSANDS)
AVAILABLE FOR SALE:
  United States Government and agency securities.........................   $  27,469                 $       3   $  27,466
  Foreign debt securities................................................         150       --           --             150
  Federal reserve bank stock.............................................         355       --           --             355
  Foreign bank stocks....................................................       1,049       --           --           1,049
                                                                           -----------         ---          ---   ---------
  Total..................................................................   $  29,023                 $       3   $  29,020
                                                                           -----------         ---          ---   ---------
                                                                           -----------         ---          ---   ---------

    The following table sets forth information regarding the maturity of and average rate of interest on the Company's investment securities as of December 31, 1996:


               INVESTMENT SECURITIES MATURITIES AND AVERAGE RATES

                                                                                               AVAILABLE FOR SALE
                                                                                      -------------------------------------
                                                                                                                 WEIGHTED
                                                                                       AMORTIZED                  AVERAGE
                                                                                         COST      FAIR VALUE      RATE
                                                                                      -----------  -----------  -----------

                                                                                             (DOLLARS IN THOUSANDS)
Within one year.....................................................................   $  26,474    $  26,472         5.26%
One to five years...................................................................         995          994         5.13
Over five years.....................................................................         150(1)        150(1)     --
    Total...........................................................................      27,619       27,616       --
                                                                                      -----------  -----------
Federal reserve bank stock..........................................................         355          355       --
Foreign bank stocks.................................................................       1,049        1,049       --
                                                                                      -----------  -----------
    Total securities................................................................   $  29,023    $  29,020       --
                                                                                      -----------  -----------
                                                                                      -----------  -----------


------------------------
(1) Represents funds invested in a bond fund located in Venezuela backed by United States treasury bills.


    In May 1993, the Financial Accounting Standards Board issued Statement 115, "Accounting for Investments in Certain Debt and Equity Securities." Statement 115 requires classification of investments into three categories. Debt securities that the Company has the positive intent and ability to hold to maturity must be reported at amortized cost and are classified as "securities held to maturity." Debt and equity securities that are bought and held principally for the purpose of selling them in the near term must be reported at fair value, with unrealized gains and losses included in earnings and are classified as "trading account securities." All other debt and equity securities must be considered "securities available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax effects. The Company implemented Statement 115 as of January 1, 1994. Implementation of the Statement did not have a material impact upon the Company's statements. Effective January 1, 1994, the Board of the Bank reviewed each of the securities held by the Bank on that date and classified such securities as required by Statement 115.

INTEREST-EARNING DEPOSITS WITH OTHER BANKS


    As part of its overall liquidity management process, the Company places funds with foreign correspondent banks. These placements are typically short-term, rarely exceeding 180 days. The purpose of these placements is to obtain an enhanced return on high quality short-term instruments and to solidify existing relationships with correspondent banks. The banks with which placements are made and the amount placed are currently approved by the Bank's Asset Liability Committee. In addition, this Committee reviews adherence with internal interbank liability policies and procedures. At December 31, 1996, none of the deposit placements with any correspondent bank exceeded $7.0 million. As indicated in the following table, these interest-earning deposits with other banks are well-diversified throughout the Region and in other countries.


                   INTEREST-EARNING DEPOSITS WITH OTHER BANKS


                                                                             INTEREST-EARNING
                                                                              DEPOSITS WITH
                                                                              OTHER BANKS AT
COUNTRY                                                                     DECEMBER 31, 1996
--------------------------------------------------------------------------  ------------------
                                                                              (IN THOUSANDS)
Argentina.................................................................      $   13,500
Jamaica...................................................................          12,000
Bolivia...................................................................          11,000
Honduras..................................................................          10,000
El Salvador...............................................................           6,090
Panama....................................................................           5,750
Ecuador...................................................................           5,675
United States.............................................................           3,900
The Bahamas(1)............................................................           3,600
Peru .....................................................................           3,000
Costa Rica................................................................           2,000
Other Latin America and Caribbean countries...............................           2,000
Brazil....................................................................           1,962
                                                                                   -------
    Total.................................................................      $   80,477
                                                                                   -------
                                                                                   -------


------------------------

(1) Consists of placements in the Bahamas branch of a multinational financial institution.

FUNDING SOURCES


    The Company's principal sources of funds have been deposits, both domestic and foreign. While these sources together with sales of bankers' acceptances and loan participations, and the proceeds of this Offering, are expected to continue to provide most of the funds needed by the Company in the future, their mix, as well as possible use of other sources, will depend upon future economic and market conditions. The Company's largest source of funds is domestic time deposits. At December 31, 1994, 1995 and 1996, these deposits accounted for 58.9%, 60.4% and 63.0%, respectively, of total liabilities. Foreign interbank deposits (consisting of both time and savings deposits) make up the second biggest component of the Company's funding. At December 31, 1994, 1995 and 1996, this accounted for 13.1%, 13.9% and 13.1%, respectively, of total liabilities. Other foreign time and savings deposits, domestic savings deposits and other foreign demand deposits make up the next largest components of the Company's funding sources. The high concentration of deposits from foreign banks is consistent with the Company's international correspondent banking activities and the services provided by the Company. Foreign banks maintain both demand deposits and time deposits with the Company. Foreign banks maintain demand deposits with the Company in order to maintain the liquidity level required to satisfy obligations and meet maturities of such bank's typical international transactions. Time deposits are kept at the Company by foreign banks in order to invest excess dollar liquidity and maximize investment return.

    The following table provides an analysis of the Company's average deposits for the periods indicated.

                                    DEPOSITS


                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Non-interest bearing demand deposits.........................................  $   43,827  $   46,583  $   49,052
NOW and money market accounts................................................      36,093      48,608      60,306
Savings deposits.............................................................       6,749       8,750       8,636
Time deposits................................................................     182,517     271,464     362,724
International Banking Facility (IBF) deposits................................      47,990      68,927      93,670
                                                                               ----------  ----------  ----------
    Total deposits...........................................................  $  317,176  $  444,332  $  574,388
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------



    Total deposits were $638.6 million at December 31, 1996 with $448.7 million from domestic depositors and $189.9 million from foreign depositors. The five largest countries of domicile in the Region of foreign depositors in domestic offices of the Company plus deposits in the IBF at December 31, 1996 were Panama ($34.9 million), Honduras ($30.6 million), Guatemala ($30.1 million), Suriname ($19.3 million) and Venezuela ($12.3 million).


    The primary sources of Company's domestic time deposits are its Bank branches located in Florida. The Company has three Bank branches in Miami, Florida, one in Tampa, Florida and one in Winter Haven, Florida. New branches are expected to open shortly in Sarasota and West Palm Beach, Florida, both of which have been approved by the OCC. The Company is also reviewing other potential branch sites in Florida, as well as possibly outside of Florida. Branch sites are chosen based upon the Company's perception of the potential deposit base, and are often located near a concentration of senior citizens. Branches are also located in areas with significant international trade and where the Company believes that it can intermediate into the trade flow. In pricing its deposits, the Company analyzes the market carefully, attempting to price its deposits competitively with the larger financial institutions in the area.


    The following table indicates the maturities and amounts of certificates of deposit and other time deposits issued in denominations of $100,000 or more as of December 31 1996:



              MATURITIES OF AND AMOUNTS OF CERTIFICATES OF DEPOSIT
                     AND OTHER TIME DEPOSITS OVER $100,000



                                                         CERTIFICATES     OTHER TIME
                                                          OF DEPOSIT       DEPOSITS
                                                          $100,000 OR     $100,000 OR
                                                             MORE            MORE          TOTAL
                                                         -------------  ---------------  ---------
                                                                      (IN THOUSANDS)
Three months
  or less..............................................    $  71,731       $  75,538     $ 147,269
Over 3 through 6 months................................       32,362               0        32,362
Over 6 through 12 months...............................       53,076           2,655        55,731
Over 12 months.........................................        6,040               0         6,040
                                                         -------------       -------     ---------
  Total................................................    $ 163,209       $  78,193     $ 241,402
                                                         -------------       -------     ---------
                                                         -------------       -------     ---------



    The Company also offers private banking services to its larger depositors, primarily international corporate customers and correspondent banks and their shareholders, owners and operators. Private banking customers receive personalized service and access to additional products besides the Company's customary products and services, such as the purchase of bankers' acceptances, specialized accounts, bill payment, foreign exchange services, safe deposit boxes, credit cards, ATM access and holdmail.

ECONOMIC CONDITIONS IN THE REGION

    Following the economic crises of the 1980s, many of the countries in the Region undertook market-based economic reforms in an effort to provide a basis for sustainable, non-inflationary economic growth. These reforms have included restructuring of public sector operations and privatization of state-owned companies in order to reduce public sector deficits; liberalization of foreign trade and investment regulations and other steps to encourage capital inflow; termination of price controls; relaxation or elimination of foreign currency exchange controls; and participation in foreign debt restructurings. The elimination or substantial liberalization of exchange controls throughout the Region has been particularly important. This has allowed profitable businesses in the Region which engage in international trade to rely on their own balance sheets, rather than their countries', in obtaining credit from abroad, and to acquire foreign exchange from any source within or outside the Region that they deem appropriate in order to repay that credit. The elimination of foreign investment restrictions in countries throughout the Region and the wave of privatizations (often involving foreign investors), both of which have occurred over the past seven years, have also been extremely important. These measures have contributed to a significant overall improvement in economic conditions in countries of the Region during the late 1980s and in the 1990s, and have also contributed to the expansion in foreign trade by giving businesses in the Region a broader international perspective.

    The following table sets forth the real GDP growth rates by country in the Region from 1985 through 1995.

                           REAL GDP GROWTH RATES (%)

COUNTRY                                 1985       1986       1987       1988       1989        1990         1991         1992
------------------------------------  ---------  ---------  ---------  ---------  ---------     -----        -----        -----
Argentina...........................        N/A        N/A        N/A        N/A        N/A         0.1          8.9          8.7
Bolivia.............................       (1.0)      (2.5)       2.6        3.0        3.6         4.3          5.0          1.8
Brazil..............................        7.9        7.5        3.5       (0.1)       3.3        (4.4)         0.2         (0.8)
Dominican Republic..................       (2.1)       3.5       10.1        1.9        4.6        (5.5)         1.0          8.0
Ecuador.............................        4.4        3.0       (6.0)      10.5        0.3         3.0          5.0          3.6
El Salvador.........................        0.6        0.2        2.5        1.9        1.0         4.8          3.6          7.5
Guatemala...........................       (0.6)       0.1        3.5        3.9        4.0         3.1          3.7          4.8
Honduras............................        4.2        0.7        6.0        4.6        4.3         0.1          3.3          5.6
Jamaica.............................       (4.7)       1.9        6.0        1.5        4.5         5.5          0.8          1.5
Panama..............................        5.1        4.5        3.0      (13.1)      (0.8)        7.4          7.9          7.2
Paraguay............................        4.0        0.0        4.3        6.4        5.8         3.1          2.5          1.8
Peru................................        2.3        9.2        8.5       (8.3)     (11.6)       (5.4)         2.8         (2.4)
Venezuela...........................        N/A        N/A        N/A        N/A        N/A         6.9          9.7          6.1

COUNTRY                                  1993         1994         1995
------------------------------------     -----        -----        -----
Argentina...........................         6.0          7.4       NA
Bolivia.............................         4.0          4.2       3.8
Brazil..............................         4.1          5.7       NA
Dominican Republic..................         3.0          4.3       4.7
Ecuador.............................         2.1          3.9       2.3
El Salvador.........................         7.4          6.0       6.1
Guatemala...........................         3.9          4.0       4.9
Honduras............................         6.1         (1.4)      3.6
Jamaica.............................         1.3          0.9       0.5
Panama..............................         4.1          3.7       1.9
Paraguay............................         4.1          3.1       4.2
Peru................................         6.5         12.9       6.9
Venezuela...........................         0.3         (2.8)      2.2


------------------------


Source: United States Agency for International Development, Bureau for Latin America and the Caribbean, except for Argentina and Venezuela, for which the source is IMF Department of Trade Statistics.



    The formation in March of 1991 of the Mercado Comun del Sur ("Mercosur") (consisting initially of Brazil, Argentina, Uruguay and Paraguay, subsequently joined by Chile and Bolivia), the elimination of trade restrictions within the Andean Pact (Venezuela, Colombia, Ecuador, Peru, and Bolivia), the recent renewed activity of the Central American Common Market, and a series of bilateral agreements between nations of the Region, have been and are expected to continue to have a positive effect on intraregional trade. In early 1995, the North American Free Trade Agreement ("NAFTA") between Mexico, the United States and Canada entered into effect. NAFTA is expected to eliminate certain trade barriers and open up certain economic sectors to competition. The Clinton Administration has publicly announced its intention to seek accession by Chile to NAFTA in 1997. Presently, this is expected to be followed by other countries in the Region, based on the plan agreed to by the Presidents of 37 nations in the Western Hemisphere at the Presidential Summit of the Americas held in Miami, Florida in December 1994, to create a Hemispheric free trade area by 2005. In 1995, the United States Congress also ratified the new worldwide General Agreement on Tariffs and Trade, popularly referred to as the Uruguay Round, thereby further liberalizing trade between the United States and many countries with respect to a variety of goods and services. The Company believes that all of these are highly positive developments for the Region's trade and for continued demand for trade finance such as the Company provides. As a result of these and other developments, the Region's trade with the entire world rose from approximately $165.4 billion United States dollars in 1990 to approximately $319.8 billion United States dollars in 1995.


    The table below sets forth certain information regarding total exports and imports of certain countries of the Region for the periods indicated:

                      EXPORTS AND IMPORTS OF THE REGION(1)

                                                          1993                  1994                  1995
                                                  --------------------  --------------------  --------------------
COUNTRY                                            EXPORTS    IMPORTS    EXPORTS    IMPORTS    EXPORTS    IMPORTS
------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                           (IN MILLIONS)
Argentina.......................................  $  13,118  $  14,694  $  15,659  $  19,661  $  20,967  $  17,982
Bolivia.........................................        710      1,206        985      1,209      1,063      1,420
Brazil..........................................     39,630     25,301     44,102     33,241     46,506     49,663
Dominican Republic..............................        511      2,118        644      2,563        743      2,800
Ecuador.........................................      3,062      2,474      3,844      3,282      4,362      4,095
El Salvador.....................................        732      1,912        819      2,252      1,005      2,854
Guatemala.......................................      1,363      2,599      1,500      2,789      1,989      3,281
Honduras........................................        873      1,320        939      1,481      1,190      1,665
Jamaica.........................................      1,075      2,180      1,220      2,168      1,429      2,774
Panama(2).......................................        557      1,992        586      2,172        620      2,337
Paraguay........................................      1,500      2,711      1,780      3,498      1,996      3,667
Peru............................................      3,523      4,123      4,574      5,545      5,576      7,687
Venezuela.......................................     14,686     11,271     16,089      8,277     18,457     10,782


------------------------
(1) Source: United States Agency for International Development, Bureau for Latin America and the Caribbean, except for Argentina and Venezuela, for which the source is IMF Department of Trade Statistics, Exports f.o.b.


(2) Does not include imports and exports from the Colon Free Zone which were $4.1 billion and $5.1 billion in 1993, respectively, $4.6 billion and $5.3 billion in 1994, respectively, and $4.9 billion and $5.3 billion in 1995, respectively. Source: Colon Free Zone.



    Most countries in the Region have experienced substantial and, in some periods, extremely high and volatile, rates of inflation in past years. However, the average rise in prices for the Region, weighted by gross national product ("GNP"), fell from 1176% in 1990 to 16% in 1996. High rates of inflation and rapid fluctuation in inflation rates in the Region have had, and in the future may again have, significant negative effects on the economies of the countries of the Region. Although the Company conducts its business almost exclusively in United States dollars and therefore fluctuations in the value of the currencies of the countries in the Region do not pose a direct risk to the Company, to the extent that inflation has a negative effect on the economies of the Region, or on the local currency, thereby making it more expensive for businesses in the country to obtain dollars, this may adversely affect the Company's business.



    To the extent that market-based economic reforms, debt-reduction programs, increased capital inflows and other changes result in increased economic activity and increased trade within and among the countries of the Region, they may result in new or expanded opportunities for the Company to engage in trade financing.

COMPETITION


    International trade financing is a highly competitive industry that is dominated by large, multinational financial institutions such as Citibank, N.A., Swiss Bank Corporation and Barclays, among others. With respect to trade finance in or relating to larger countries in the Region, primarily in South America, these larger institutions are the Company's primary competition. The Company has less competition from these multinational financial institutions providing trade finance services with or in smaller countries in the Region, primarily in Central America and the Caribbean, because the volume of trade financing in such smaller countries has not been as attractive to these larger institutions. With respect to Central American and Caribbean countries, as well as United States domestic customers, the Company also competes with regional United States and smaller local financial institutions engaged in trade finance. Many of the Company's competitors, particularly multinational financial institutions, have substantially greater financial and other resources than the Company. In general, the Company competes on the basis of the range of services offered, convenience and speed of service, correspondent banking relationships and on the basis of the rates of fees and commissions charged. Management believes that none of the Company's significant United States competitors have the focus on trade finance and offer the range of services that the Company offers. Management further believes that the Company's strong trade culture, range of services offered, liquid portfolio, management experience, reputation, and prompt decision-making and processing capabilities provide it with a competitive advantage that allows it to compete favorably with its competitors for the trade finance business in the Region. The Company also has adjusted to its competition by often participating in transactions with certain of its competitors, particularly the larger, multinational financial institutions.


    Although to date the Company has competed successfully, on a limited basis, in those countries in the Region which have high trade volumes, such as Brazil and Argentina, there can be no assurance that the Company will be able to continue competing successfully in those countries with either large, multinational financial institutions or regional United States or local financial institutions. Any significant decrease in the Company's trade volume in such large- volume countries could adversely affect the Company's results of operations. Although the Company faces less competition from multinational financial institutions in those countries in the Region, particularly countries in Central America and the Caribbean, where the trading volume has not been large enough to be meaningful for multinational financial institutions, there can be no assurance that such financial institutions will not seek to finance greater volumes of trade in those countries or that the Company would be able to successful compete with such financial institutions in the event of increased competition. In addition, there is no assurance that the Company will be able to continue to compete successfully in smaller countries with the regional United States financial institutions and smaller local financial institutions engaged in trade finance in such countries. Continued political stability and improvement in economic conditions in such countries are likely to result in increased competition.

REGULATION

    BANCORP REGULATION

    As a result of its ownership of the Bank, Bancorp is registered as a bank holding company, and is regulated and subject to periodic examination by the FRB under the BHC Act.

    Pursuant to the BHC Act and the FRB's regulations, Bancorp is limited to the business of owning, managing or controlling banks and engaging in certain other financial-related activities, including those activities that the FRB determines from time to time to be so closely related to the business of banking as to be a proper incident thereto.

    The BHC Act requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of a bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it already owns a majority of such bank's voting shares) or
(iii) merge or consolidate with any other bank holding company.


    Bancorp is required by the FRB to act as a source of financial strength and to take measures to preserve and protect the Bank. As a result, Bancorp may be required to inject capital in the Bank if the Bank at any time lacks such capital and requires it. The FRB may charge a bank holding company such as Bancorp with unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. Any loans from Bancorp to the Bank which would count as capital of the Bank must be on terms subordinate in right of payment to deposits and to most other indebtedness of the Bank.



    The FRB, the OCC and the FDIC collectively have extensive enforcement authority over bank holding companies and national banks in the United States. This enforcement authority, initiated generally for violations of law and unsafe or unsound practices, includes, among other things, the ability to assess civil money penalties, to initiate injunctive actions and to terminate deposit insurance in extreme cases.


    The FRB's, the OCC's and the FDIC's enforcement authority was enhanced substantially by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA significantly increased the amount and the grounds for civil money penalties. Also, under FIRREA, should a failure of the Bank cause a loss to the FDIC, any other FDIC-insured subsidiaries of Bancorp could be required to compensate the FDIC for the estimated amount of the loss (Bancorp does not currently have any such subsidiaries). Additionally, pursuant to FDICIA, Bancorp in the future could have the potential obligation to guarantee the capital restoration plans of any undercapitalized FDIC-insured depository institution subsidiaries it may control.

    CAPITAL ADEQUACY


    The federal bank regulatory authorities have adopted risk-based capital guidelines to which Bancorp and the Bank are each subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profile among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets. These risk-based capital ratios are determined by allocating assets and specified off-balance sheet financial instruments into four weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.



    Under these guidelines a banking organization's capital is divided into two tiers. The first tier (Tier 1) includes common equity, perpetual preferred stock (excluding auction rate issues) and minority interests that are held by others in a consolidated subsidiary, less goodwill and any disallowed intangibles. Supplementary (Tier 2) capital includes, among other items, cumulative and limited-life preferred stock, mandatory convertible securities, subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions as provided by regulation.



    Banking organizations are required to maintain a risk-based capital ratio of total capital (Tier 1 plus Tier 2) to risk-weighted assets of 8% of which at least 4% must be Tier 1 capital. The federal bank regulatory authorities may, however, set higher capital requirements when a banking organization's particular circumstances warrant. As a general matter, banking organizations are expected to maintain capital ratios well above the regulatory minimums. The risk-based capital ratios of Bancorp and the Bank as of December 31, 1995 and 1996 are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



    In addition, the federal bank regulatory authorities have established guidelines for a minimum leverage ratio (Tier 1 capital to average total assets). These guidelines provide for a minimum leverage ratio of 3% for banking organizations that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Banking organizations not meeting these criteria or which are experiencing or anticipating significant growth are required to maintain a leverage ratio which exceeds the 3% minimum by at least 100 to 200 basis points. The leverage ratios of Bancorp and the Bank as of December 31, 1995 and 1996 are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



    Failure to meet applicable capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies available to the federal bank regulatory authorities, including limitation on the ability to pay dividends, the issuance of a capital directive to increase capital and, in the case of a bank, the termination of deposit insurance by the FDIC or (in severe cases) the appointment of a conservator or receiver.


    INTERSTATE BANKING


    As of September 29, 1995, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "RNA") permitted adequately capitalized and managed bank holding companies to acquire control of banks in any state. Additionally, beginning on June 1, 1997, the RNA provides for banks to branch across state lines, although individual states may authorize interstate branches earlier or elect to opt-out entirely. Florida has allowed bank holding companies from the Southeastern United States to acquire banks in Florida since 1984, and in 1994 this was expanded to include bank holding companies from other parts of the United States as well. In 1996 Florida enacted legislation which will allow out-of-state banks as of June 1, 1997 to enter Florida by merger with an existing Florida-based bank, and thereafter to branch throughout the state. This may further increase competition for the Bank by allowing large banks from other parts of the United States to operate directly in Florida.


    REGULATION OF THE BANK

    General

    The Bank, as an FDIC-insured national bank, is subject to regulation primarily by the OCC, and secondarily by the FDIC. Also, as a national bank, the Bank is a member of the Federal Reserve System, and its operations are therefore also subject to certain FRB regulations. Various other federal and state consumer laws and regulations also affect the operations of the Bank.

    As a national bank, the Bank may be able to engage in certain activities approved by the OCC which the FRB would not necessarily approve for Bancorp or its non-national bank subsidiaries. The OCC has been particularly aggressive in recent years in allowing national banks to undertake an ever-increasing range of securities and insurance activities. Along these lines, pursuant to certain revisions to the OCC's regulations pertaining to national bank activities effective on December 31, 1996, national banks, among other things, will be permitted on a case-by-case basis to operate subsidiaries that may engage in activities some of which are not permissible for the bank itself. Although the revised regulations do not authorize any new activities per se, it is expected that national banks, if eligible and if they obtain the approval of the OCC, will use them to expand further into the businesses of insurance and securities underwriting.

    The revised OCC regulations contain "fire walls" intended to protect a national bank from the risks taken by its subsidiary, including a 10% cap on the amount of bank capital that may be invested in the new subsidiary, as well as requirements that extensions of credit to the operating subsidiary be fully-collateralized and that transactions between the bank and the subsidiary be conducted at arm's-length. Also, other safeguards are that the parent national bank's exposure to any losses the subsidiary may incur be limited to the bank's equity investment in the subsidiary, and that the parent national bank be well-capitalized both before and after the investment is made.

    Since OCC approval is required on a case-by-case basis for an eligible bank to be permitted to engage in activities not permissible for the bank to conduct directly, it is unclear at this time what the effect of these revised regulations on the operations of national banks will be. Further, it is expected that Congress will consider new banking legislation next year which may address these revisions.

    As a national bank, the Bank may not ordinarily lend more than 15% of its capital unsecured to any one borrower, and may lend up to an additional 10% of its capital to that same borrower on a fully secured basis involving readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, equal at least to the amount borrowed. In addition, there are various other circumstances in which the Bank may lend in excess of such limits, including authority to lend up to 35% of capital and surplus when the loan is secured by documents of title to readily marketable staples and certain other exceptions relevant to international trade finance.

    Federal law also imposes additional restrictions on the Bank with respect to loans and extensions of credit to certain related parties and purchases from and other transactions with Bancorp's principal shareholders, officers, directors and affiliates. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with members of the general public, and
(ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to each such person beyond certain limits set by applicable law must be approved by the Bank's Board of Directors, with the individual who is applying for the credit abstaining from participation in the decision. The Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties against the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition by the FRB of a cease and desist order.

    Dividends

    The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to Bancorp. The OCC, in general, also has the ability to prohibit dividends by the Bank which would otherwise be permitted under applicable regulations if the OCC determines that such distribution would constitute an unsafe or unsound practice.

    For the Bank, the approval of the OCC is required for the payment of dividends in any calendar year if the total of all dividends declared by the Bank in that year exceeds the current year's net income combined with the retained net income of the two preceding years. "Retained net income" means the net income of a specified period less any common or preferred stock dividends declared for that period. Moreover, no dividends may be paid by a national bank in excess of its undivided profits account.

    In addition, the FRB and the FDIC have issued policy statements which provide that, as a general matter, insured banks and bank holding companies may pay dividends only out of current operating earnings.


    In accordance with the above regulatory restrictions, the Bank currently has the ability to pay dividends, and on December 31, 1996 an aggregate of $22.2 million was available for the payment of dividends to Bancorp without prior regulatory approval.


    There are also statutory limits on other transfer of funds to Bancorp and any other future non-banking subsidiaries of Bancorp by the Bank, whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by the Bank generally are limited in amount to 10% of the Bank's capital and surplus, to Bancorp or any such future Bancorp subsidiary, or 20% in the aggregate to Bancorp and all such subsidiaries. Furthermore, such loans and extensions of credit are required to be fully collateralized in specified amounts depending on the nature of the collateral involved.

    FDICIA

    FDICIA was enacted on December 19, 1991. It substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to other federal banking statutes. FDICIA provided for, among other things, (i) a recapitalization of the Bank Insurance Fund of the FDIC (the "BIF") by increasing the FDIC's borrowing authority and providing for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators; (iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants; (iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital;
(vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks;
(ix) consumer protection provisions, including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and
(xii) certain additional limits on deposit insurance coverage.

    A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Based on the current regulatory capital position of the Bank, Bancorp believes that the Bank is in the highest classification of "well capitalized."

    FDICIA generally prohibits the Bank from making any capital distribution (including payment of a cash dividend) or paying any management fees to Bancorp if the Bank would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans acceptable to the federal banking agencies. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

    Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, and requirements to reduce total assets and to stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.


    FDICIA also provided for increased funding of the FDIC insurance funds. Under the FDIC's risk-based insurance premium assessment system, each bank whose deposits are insured by the BIF is assigned one of the nine risk classifications based upon certain capital and supervisory measures and, depending upon its classification, is assessed premiums. On November 14, 1995, the FDIC board of directors voted to lower the BIF premium range to zero from .27% effective January 1996. The rate schedule is subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. As a result of the enactment of the Federal Deposit Insurance Funds Act of 1996 on September 30, 1996, commercial banks are now required to pay part of the interest on the Financing Corporation's ("FICO") bonds issued to deal with the savings and loan crisis of the late 1980s. As a result, commercial bank deposits are now also subject to assessment by FICO upon the approval by the FDIC Board ("FICO Assessment") of such assessment. Beginning in 1997 and until the earlier of December 31, 1999 or the date on which the last saving association ceases to exist, the assessment rate FICO imposes on a commercial bank must be at a rate equal to one-fifth the assessment rate applicable to deposits assessable by the Savings Association Insurance Fund. The Bank believes that its FICO Assessment for 1997 will be at least $750,000.

    Reserve Requirements

    The Bank is required to maintain reserves against its transaction accounts. The reserves must be maintained in an interest-free account at the Federal Reserve Bank of Atlanta. Reserve requirements and the amount of required reserves is subject to adjustment by the FRB from time to time. The current rate for reserves is 3% of a depository institution's transaction accounts (less certain permissible deductions) up to $52 million, plus 10% of the amount over $52 million.

LEGAL PROCEEDINGS

    Neither Bancorp nor the Bank is involved in any legal proceedings except for routine litigation incidental to the business of banking, none of which is expected to have a material adverse effect on the Company.

EMPLOYEES


    At December 31, 1996 the Company had 220 full-time employees. The Company's employees are not represented by a collective bargaining group, and the Company's considers its relations with its employees to be good.


PROPERTIES

    The Company's operations are currently managed from their corporate headquarters located in Miami, Florida, where a branch office is also located. The Bank's other branch offices are located in Tampa, Winter Haven and Miami, Florida, and the Bank has received OCC approval for branch offices in West Palm Beach and Sarasota, Florida. Two of the facilities are owned by the Company and four are leased (including the Company's headquarters).

    The table below summarizes the Company's owned and leased facilities.


                                  TYPE OF       APPROXIMATE                         LEASED
LOCATION                         FACILITY       SQUARE FEET    EXPIRATION DATE     OR OWNED                RENT
----------------------------  ---------------  -------------  ------------------  -----------  ----------------------------
Miami, Florida..............  Corporate             72,512    December 2006           Leased   $76,227 per month(1) plus an
                              headquarters                                                     annual cost-of- living
                              and branch                                                       increase capped at 5%
Miami, Florida..............  Branch                 3,050    January 2001            Leased   $5,565 per month plus an
                                                                                               annual cost-of-living
                                                                                               increase capped at 5%
Tampa, Florida..............  Branch                 2,975    October 2001            Leased   $4,460 per month
Winter Haven, Florida.......  Branch                 4,500(2)         --               Owned                --
Miami, Florida..............  Branch                 3,400            --               Owned                --
Sarasota, Florida(3)........  Branch                 1,600    December 2006           Leased   $4,000 per month + 3% annual
                                                                                               increase
West Palm Beach, Florida(3)   Branch                 5,040    March 2007              Leased   $6,300 per month + 4% annual
                                                                                               increase


------------------------

(1) Increasing to $91,664 per month in March 1997 and then $111,789 in January 1998, subject to adjustment as set forth above. The Bank sublets approximately 4,150 square feet of its corporate headquarters for in excess of $6,800 per month.

(2) Also includes one acre of land.


(3) Although these branches have not yet opened, a lease has been executed for each.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                              AGE                        POSITION WITH THE COMPANY
--------------------------------------------      ---      --------------------------------------------------------------

Eduardo A. Masferrer........................          47   Chairman of the Board, President, Chief Executive Officer and
                                                           Director

Maura A. Acosta.............................          47   Executive Vice President and Director

J. Carlos Bernace...........................          36   Executive Vice President

J. Reid Bingham.............................          51   General Counsel

Adolfo Martinez.............................          46   Senior Vice President--Capital Markets

Marquis H. Gilmore..........................          60   Senior Vice President--Banking Relations

Maria Ferrer-Diaz...........................          33   Senior Vice President--Finance and Controller

John F. Stumpff.............................          49   Senior Vice President--Administration

Sergio Sotolongo............................          44   Senior Vice President--International Banking Services

Rolando Ochoa...............................          53   Senior Vice President--Community Banking

William Alexander...........................          73   Director

Virgilo E. Sosa, Jr.........................          40   Director

Juan Miguel Capurro.........................          67   Director Nominee

William Bickford............................          54   Director Nominee

Thomas F. Gaffney...........................          64   Director Nominee

    EDUARDO MASFERRER has served as the Company's Chairman of the Board since 1988 and as its President and Chief Executive Officer since 1990. Mr. Masferrer has also served as a director of the Bank since his election in 1988. Prior to joining the Company, Mr. Masferrer founded and from 1984 to 1988 served as the General Manager of Banco del Istmo S.A., Panama, a full service commercial bank. From 1976 to 1979, Mr. Masferrer served as the Deputy General Manager for Libra Bank Limited, a merchant bank conducting lending and other credit activities in Latin America, and from 1979 to 1984 as the President of Libra International Bank, S.A., a subsidiary of Libra Bank Limited. Mr. Masferrer served as a Vice President of Irving Trust Co., New York from 1973 to 1976. From 1970 to 1973, Mr. Masferrer was the Regional Officer for Central America, Panama and the Andean Pact for Bank of America International, New York. Mr. Masferrer is the husband of Maura A. Acosta.

    MAURA A. ACOSTA has served as an Executive Vice President of the Company since 1993 and was a Senior Vice President of the Company from 1988 to 1993. From 1984 to 1988, Ms. Acosta served as a Senior Vice President of the International Division of Banco del Istmo S.A., Panama, a full service commercial bank. From 1976 to 1984, Ms. Acosta was the head of the international department for the Panamanian affiliate of Vereins-Und Westbank A.G., Panama. During the period 1968 to 1976, Ms. Acosta held various positions with Citibank, N.A., Panama, including Assistant Manager of Operations. Ms. Acosta is the wife of Eduardo A. Masferrer.

    J. CARLOS BERNACE has served as an Executive Vice President and Senior Lending Officer of the Company since December 1996 and as Senior Vice President-Manager of Corporate Trade Finance from

1993 to 1996. In addition to the foregoing, during the period from 1989 through 1993, Mr. Bernace held various positions with the Company, including that of Vice President. From 1987 through 1989, Mr. Bernace served as a corporate banking officer for Intercontinental Bank, Miami. From 1986 to 1987, Mr. Bernace served as the head of Credit Administration of The Bank of Boston in Panama. From 1985 to 1986, Mr. Bernace served as the Deputy Manager--Colon Free Zone Branch of Banco Continental in Panama.


    J. REID BINGHAM has served as General Counsel of the Company since October 1996. Prior to joining the Company, Mr. Bingham was a partner in the law firm of Concepcion, Sexton, Bingham & Urdaneta from 1994 to 1996, Kirkpatrick & Lockhart from 1989 to 1994, Hughes Hubbard & Reed from 1987 to 1989 and Sage Gray Todd & Sims from 1976 to 1987, where he specialized in international banking and corporate finance. Since 1991, Mr. Bingham has served as a director of Johnson Industries, Inc., a publicly-held company engaged in the manufacture of textile products.

    ADOLFO MARTINEZ has served as Senior Vice President--Capital Markets of the Company since 1991. From 1982 to 1991 Mr. Martinez served as a Vice President and Head of Corporate Finance with the First National Bank of Chicago's, Mexico City representative office. From 1973 to 1982, Mr. Martinez held various positions with First Pennsylvania Bank, including Vice President and Head of Correspondent Banking and Corporate Finance for Latin America.

    MARQUIS H. GILMORE has served as Senior Vice President--Banking Relationships of the Company since 1991. From 1986 to 1990 Mr. Gilmore served as a Senior Vice President and Division Head, Latin America (South) for The Bank of New York, as well as the General Manager and director of The Bank of New York, S.A. (Argentina). From 1984 to 1986, Mr. Gilmore served as Senior Vice President and Division Head, Latin America (South) for Irving Trust Company. During the period 1963 to 1984, Mr. Gilmore held positions in various financial institutions, including Senior Vice President and New York Agent for Banco Internacional SNC, Vice President and Latin American Division Head for First Pennsylvania Bank, N.A. and Assistant Vice President for Citibank N.A.


    MARIA FERRER-DIAZ has served as Senior Vice President--Finance of the Company since 1993. From 1992 to 1993 Ms. Diaz served as an accounting manager at Motorola Nortel Communications, a telecommunications joint venture. Following Ms. Diaz's service as a financial audit manager with Citibank Federal Savings Bank from 1989 to 1992, Ms. Diaz was a partner in the firm of Cordero & Diaz CPA. From 1986 to 1989, Ms. Diaz held several positions with Touche Ross & Co., including that of senior auditor.


    JOHN F. STUMPFF has served as Senior Vice President--Administration of the Company since 1993. From 1965 to 1992 Mr. Stumpff served in the United States Coast Guard, attaining the rank of Captain.

    SERGIO SOTOLONGO has served as Senior Vice President--International Banking of the Company since March 1996. From 1993 to 1996 Mr. Sotolongo served as a Senior Vice President and Deputy Manager of the international division of Popular Bank of South Florida. From 1989 to 1993, Mr. Sotolongo served as a Vice President and manager of private correspondent banking of Banco Internacional de Costa Rica's Miami agency. Mr Sotolongo served as the Vice President of Latin America and Caribbean correspondent banking for Citizens Southern International Bank in Miami. From 1977 to 1985, Mr. Sotolongo held various positions with Republic National Bank of New York and Citizens Southern National Bank.

    ROLANDO OCHOA has served as Senior Vice President--Community Banking of the Company since March 1996. From 1984 to 1996, Mr. Ochoa served in various positions with Republic National Bank of Miami, including that of Senior Vice President and Regional Manager. From 1980 to 1984, Mr. Ochoa served as a Vice President and Branch Manager of Sun Bank/South Florida N.A. Prior to joining Sun Bank/South Florida N.A., from 1976 to 1979, Mr. Ochoa served in various capacities with Southeast Banking Corp. (now First Union) including that of Systems Manager from 1978 to 1979 and Assistant Branch Manager from 1977 to 1978. In his role as Systems Manager, Mr. Ochoa was responsible for coordinating the operating systems of all branches located in Broward, Palm Beach and Martin counties, Florida.

    WILLIAM ALEXANDER has served as a Director of the Company since January 1997. In addition, Mr. Alexander has served as a director of the Bank since his election in 1988. Mr. Alexander currently serves as a consultant to various international air freight companies. From 1966 to 1990, Mr. Alexander was employed as a pilot with Eastern Airlines, Inc. During his employment with Eastern Airlines, Inc., Mr. Alexander served as a Special Advisor for Latin American Affairs and was responsible for establishing new air routes in Latin America and for expanding Eastern Airlines' western hemisphere network.

    VIRGILO E. SOSA, JR. has served as a Director of the Company since January 1997. Mr. Sosa is an architect and since 1983 has served as the President of Master Builder, Inc., a Panamanian construction company, and since 1993 as the President of IDG, Inc., a Panamanian real estate holding company.

    WILLIAM BICKFORD has been nominated and has agreed to become a Director of the Company upon consummation of the Offering. Mr. Bickford is a civil engineer. Since 1970, Mr. Bickford has served as the President of Consulta, a construction and engineering firm located in Guatemela. In addition, since 1974 Mr. Bickford has served as the President of Tritech, a distributor of industrial products in Central America and Mexico. Additionally, since 1975 Mr. Bickford has served as the President of Precon, a construction and engineering firm located in Guatemala.

    JUAN MIGUEL CAPURRO has been nominated and has agreed to become a Director of the Company upon consummation of the Offering. Mr. Capurro has been actively involved in the real estate development and construction industries since 1967 and currently serves as the President of, among other entities, various companies engaged in real estate development and construction in Panama, Venezuela and Ecuador. Mr. Capurro currently serves as a director of Banco Banex, a Peruvian bank.

    THOMAS F. GAFFNEY has been nominated and has agreed to become a Director of the Company upon consummation of the Offering. Mr. Gaffney currently serves as a director of various non-United States corporations and investment funds. From 1992 to 1995, Mr. Gaffney served as the London general manager of Bankgesellshaft, Berlin and Landesbank, Berlin. From 1988 to 1991, Mr. Gaffney served as Chief Executive and Managing Director of WestLB UK Limited, the London-based investment banking division of Westdeutche Landesbank Girozentrale of Germany. Prior to 1988, Mr. Gaffney held various positions with Chase Manhattan Bank and/or its affiliates. Mr. Gaffney has been involved in international banking for over 40 years.

    Set forth below are descriptions of each of the directors of the Bank not described above:

    FAUSTO DIAZ-OLIVER has served as a director of the Bank since his election in 1991. Since 1991 Mr. Diaz-Oliver has served as the Chief Operating Officer of American International Container, Inc., a distributer and exporter of glass and plastic containers. Mr. Diaz Oliver has been involved in the plastic and glass container business for over twenty-five years.

    RONALD E. FRAZIER has served as a director of the Bank since his election in 1988. Mr. Frazier is the founder and since its establishment in 1973 has served as the President of Ronald E. Frazier & Associates, P.A., a consulting firm specializing in architecture and urban design and planning.

    RONALD A. LACAYO has served as a director of the Bank since his election in 1988. Since 1996, Mr. Lacayo has served as the President and Chief Executive Officer of Crugerwets Capital Partners, Ltd., a financial consulting firm. Mr. Lacayo is also the founder and since its establishment in 1985 has served as the President and Chief Executive Officer of Rymel Corporation, a sportswear manufacturer. In addition, since 1986, Mr. Lacayo has served as the Executive Vice President of Matexpo Corporation, an industrial equipment and supplies export trading firm. Since 1987, Mr. Lacayo has served as the President of The Record Companies Group, a company organized under the laws of El Salvador.

    GEORGE A. LYALL has served as a director of the Bank since his election in 1988. Mr. Lyall has been involved in the aviation industry for over 30 years. Since 1991, Mr. Lyall has served as the Chairman of the Board of Miami Air International, a charter air carrier. From 1964 until 1991, Mr. Lyall was employed by Eastern Airlines, serving from 1985 as Vice President-International Operations responsible for operations in Central and South America and the Caribbean.


    LILLIAM S. MARTINEZ has served as a director of the Bank since her election in 1990. Since 1996, Ms. Martinez has served as the President and Chief Executive Officer of SM International Trade, Inc., a food industry consultant. From 1987 to 1995, Ms. Martinez served as the President and Chief Executive Officer of Molinera Foods, Inc. and Spanish Foods, Inc., an importer and wholesaler of food products.

    EDMUND MCCARTHY has served as a director of the Bank since his election in 1993. Since 1996, Mr. McCarthy has served as the President and Chief Executive Officer of Financial Risk Management Advisors Co., a risk management consulting firm to banks and bank holding companies. From 1991 to 1993, Mr. McCarthy served as the Senior Vice President, Risk Management for Cullen/Frost Bankers, Inc. where he was responsible for the development and implementation of comprehensive risk management for a multi-bank holding company. From 1987 to 1991, Mr. McCarthy served as a Vice President and Senior Credit Officer of Citicorp North America, where he was responsible for the supervision of credit and marketing to major bank holding companies throughout the United States.

DIRECTORS' COMPENSATION

    To date, members of the Board of Directors of Bancorp have not received compensation for their services as directors. Following the consummation of this Offering, members of Bancorp's Board of Directors other than executive officers will receive a quarterly retainer of $4,000 and a fee of $1,000 for each meeting of the Board or committee attended in excess of regular quarterly meetings of the Board and one meeting of each committee per year. The Company will continue to reimburse all directors of Bancorp for all travel-related expenses incurred in connection with their activities as directors. Directors of Bancorp are also eligible to receive options under the 1993 Plan.


    To date, the Bank's Board of Directors has been actively involved in the Bank's business. As a result, historically, each member of the Bank's Board of Directors has received a monthly retainer of $6,000 and a fee of $1,500 for each meeting of the Board of Directors attended by such director. Among other things, the Board of Directors meets at least once a month to review credit transactions and the credit risk of the Bank's portfolio. In this regard, pursuant to the Bank's credit policies and procedures, any extension of credit by the Bank in an amount equal to or exceeding $500,000 to any corporate customer and $2 million to any bank must be approved by the Board of Directors. In addition to the monthly retainer and meeting fee, each Bank director who is a member of a committee of the Board of Directors has received a fee of $1,000 for each meeting of such committee attended by the director. Committees of the Board of Directors include the Senior Loan Committee, the Loan Review Committee and the Asset/Liability Management Committee, among others. The Bank also reimburses directors for all travel-related expenses incurred in connection with their activities as directors. For the year ended December 31, 1995 and 1996, the Bank paid an aggregate of $812,000 and $999,000, respectively, in fees to its directors. Directors of the Bank other than Eduardo A. Masferrer will continue to receive retainers and fees for meetings of the Board of Directors and committees thereof.


    Each director of the Bank has received options to purchase 48,750 shares of Common Stock under the 1993 Plan at $9.23 per share, other than Mr. McCarthy, who has received options to purchase 45,000 shares at the same price.

COMMITTEES OF THE BOARD OF DIRECTORS


    In connection with the Offering, the Company is forming two new committees of the Board, the Audit Committee and the Compensation Committee. The members of the Company's Audit Committee will initially be Messrs. Capurro, Bickford, Gaffney and Sosa. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent certified public accountants, reviewing with such accountants the plan and results of their audit of the Company's financial statements and determining the independence of such accountants. The members of the Company's Compensation Committee will initially be Messrs. Capurro, Bickford, Gaffney and Sosa. The Compensation Committee will review and make recommendations with respect to compensation of officers and key employees, including the grant of options under the 1993 Plan.


EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company, for services rendered during the past year to the five most highly compensated executive officers (the "Named Officers") of Bancorp and/or the Bank.

                           SUMMARY COMPENSATION TABLE


                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                                                                    AWARDS
                                                                    ANNUAL COMPENSATION          -------------
                                                            -----------------------------------   SECURITIES
                                                                                  OTHER ANNUAL    UNDERLYING      ALL OTHER
                   NAME AND                                  SALARY      BONUS    COMPENSATION    OPTIONS(1)    COMPENSATION
              PRINCIPAL POSITION                   YEAR        ($)        ($)          ($)             #             ($)
-----------------------------------------------  ---------  ---------  ---------  -------------  -------------  -------------

Eduardo A. Masferrer...........................       1996    550,000    891,410     100,400(1)       48,750        2,375(2)
  Chairman of the Board, President and Chief
  Executive Officer

Maura Acosta...................................       1996    160,000     46,000          --(3)       48,750        2,375(2)
  Executive Vice President

J. Carlos Bernace..............................       1996    125,000     46,000          --(3)       48,750        2,375(2)
  Executive Vice President

Maria Ferrer-Diaz..............................       1996     94,500     40,000          --(3)        9,750        2,020(2)
  Senior Vice President of the Bank

Marquis H. Gilmore.............................       1996    123,000      5,000          --(3)        3,250          953(2)
  Senior Vice President of the Bank


------------------------

(1) Represents Bank director fees paid to Mr. Masferrer during 1996.

(2) Represents matching and additional contributions made by the Company under its 401(k) plan.


(3) The aggregate amount of perquisites and other personal benefits provided to such Named Officer is less than 10% of the total annual salary and bonus of such officer.


COMPANY BONUS POLICY

    Historically, the Company has distributed an aggregate of 11% of the Company's pre-tax net income, after the deduction of loan loss provisions ("Available Pre-Tax Net Income"), to its executive officers and other employees as bonuses. Five percent of the Available Pre-Tax Net Income has historically been distributed to Eduardo A. Masferrer, the Company's Chairman of the Board, President and Chief Executive Officer. The remaining 6% of the Available Pre-Tax Net Income has historically been distributed to other employees based upon and in accordance with the following criteria: (i) each employee whose job performance was satisfactory or better, as determined by an appropriate department head, has received a bonus equal to two weeks' salary and (ii) each employee whose quarterly job performance is significantly above average, as determined by an appropriate department head, has received an additional bonus equal to one week's salary for each quarter in which such a review is received. Any remaining Available Pre-Tax

Net Income has been distributed to those employees who have made superior contributions to the Company during the year as determined by the Company's Personnel Management Committee. During the year ended December 31, 1996, $1.57 million of Available Pre-Tax Net Income was distributed pursuant to the Company's bonus plan.

    Following the consummation of the Offering, the bonus pool, if any, will be determined on a yearly basis. Although the Company presently intends to maintain its existing bonus policy, the Company intends to reduce the bonus pool to 9% of the Company's Available Pre-Tax Net Income, thereby reducing the bonus to be paid to Eduardo A. Masferrer, the Company's Chairman of the Board, President and Chief Executive Officer, to 3% of the Company's Available Pre-Tax Net Income for 1997.

COMPANY STOCK OPTION PLAN

    In December, 1993, the Company adopted the 1993 Stock Option Plan (the "1993 Plan"), pursuant to which 877,500 shares of Common Stock are currently reserved for issuance upon exercise of options. The 1993 Plan is designed as a means to retain and motivate key employees and directors. The Company's Compensation Committee, or in the absence thereof, the Board of Directors, administers and interprets the 1993 Plan and is authorized to grant options thereunder to all eligible employees of the Company, including executive officers and directors (whether or not they are employees) of the Company or affiliated companies. Options granted under the 1993 Plan are on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. The 1993 Plan will terminate on December 3, 2003, unless sooner terminated by the Company's Board of Directors. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company or its subsidiary must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant, and a term of no more than five years. The 1993 Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at a rate not less than the prime rate of interest, and (iii) be secured by the shares of Common Stock purchased. The Board of Directors has the authority to amend or terminate the 1993 Plan, provided that no such amendment may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the 1993 Plan are subject to shareholder approval. In this regard, the Company is amending the 1993 Plan for the purpose of bringing the plan within compliance with certain rules and regulations promulgated under the Act. At the date of consummation of this Offering, the Company will have outstanding under the 1993 Plan options to purchase an aggregate of 585,000 shares at $9.23 per share, all of which were issued in November 1996 and none of which will be exercisable until February 1998. The exercise price of all options granted under the 1993 Plan were at least equal to the fair market value of the Common Stock on the date of grant as determined by the Company's Board of Directors. At the date of consummation of this Offering, 292,500 shares of Common Stock will be available for future grants under the 1993 Plan.

    The following table sets forth certain information with respect to options to purchase shares of Common Stock granted under the Company's 1993 Plan to the Named Officers during the year ended December 31, 1996, and represents all options granted by the Company to such Named Officers for the period. In accordance with rules of the Securities and Exchange Commission, the table also describes the hypothetical gains that would exist for the respective options granted based on assumed rates of annual compounded stock appreciation of 5% and 10% from the date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall stock market conditions, and the Named Officer's continued employment with the Company. As a result, the amounts reflected in this table may not necessarily be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                    POTENTIAL REALIZABLE
                                                                                                      VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF STOCK
                                                                                                   PRICE APPRECIATION FOR
                                        INDIVIDUAL GRANTS                                               OPTION TERM
-------------------------------------------------------------------------------------------------  ----------------------
                                       NUMBER OF
                                      SECURITIES        % OF TOTAL
                                      UNDERLYING      OPTIONS GRANTED     EXERCISE
                                        OPTION        TO EMPLOYEES IN       PRICE     EXPIRATION
NAME                                  GRANTED(#)        FISCAL YEAR        ($/SH)        DATE          5%         10%
-----------------------------------  -------------  -------------------  -----------  -----------  ----------  ----------

Eduardo A. Masferrer...............       48,750               8.3%       $    9.23      11/8/06   $  282,750  $  717,113

Maura Acosta.......................       48,750               8.3%       $    9.23      11/8/06   $  282,750  $  717,113

J. Carlos Bernace..................       48,750               8.3%       $    9.23      11/8/06   $  282,750  $  717,113

Maria Ferrer-Diaz..................        9,750               1.7%       $    9.23      11/8/06   $   56,550  $  143,423

Marquis H. Gilmore.................        3,250               0.6%       $    9.23      11/8/06   $   18,850  $   47,808

401(K) PLAN


    The Company maintains a 401(k) plan for its executive officers and other employees. Under the terms of the 401(k) plan, for each dollar contributed by an employee, the Company intends to contribute a discretionary amount on behalf of the participant (the "Matching Contribution"). In addition, at the end of the plan year, the Company may make an additional contribution (the "Additional Contribution") on behalf of participants. Additional Contributions are allocated in the same proportion that the Matching Contribution made on the participant's behalf bears to the Matching Contribution made on behalf of all participants during the year. The amount that the Company contributes to the 401(k) plan has historically varied from year to year. During the year ended December 31, 1996, the Company made a $.25 Matching Contribution on behalf of each participant in the aggregate amount of $52,362.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Historically, compensation of the Bank's executive officers has been established at the Bank level by the Compensation Committee of the Bank's Board of Directors. Eduardo A. Masferrer, the Chairman of the Board of Directors of the Bank, participated in deliberations concerning compensation of the executive officers during 1996. Mr. Masferrer's compensation has historically been determined by the Compensation Committee of the Bank's Board of Directors. The Company's Compensation Committee will determine the compensation of executive officers of the Company on a going-forward basis.


                              CERTAIN TRANSACTIONS


    From time to time, the Bank makes loans and extends credit to certain of the Company's and/or the Bank's officers and directors and to certain companies affiliated with such persons. In the opinion of the Company, all of such loans and extensions of credit were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other third parties. At December 31, 1994, 1995 and 1996, an aggregate of $10.8 million, $6.3 million and $5.8 million, respectively, of loans and extensions of credit were outstanding to certain officers and directors of the Company (including director nominees) and/or the Bank and to certain companies affiliated with such persons.

                             PRINCIPAL SHAREHOLDERS


    The following table sets forth information concerning the beneficial ownership of the Common Stock immediately prior to this Offering after giving effect to the Reorganization and the Stock Split, and as adjusted to reflect the issuance by the Company of the shares offered in the Offering (assuming no exercise of the Underwriters' over-allotment option) by (i) each director or nominee for director, (ii) each person known to the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, (iii) each of the Named Officers, and (iv) all directors and executive officers of the Company as a group.



                                                                                PERCENTAGE OF OUTSTANDING SHARES
                                                                                             OWNED
                                                         AMOUNT AND NATURE OF  ----------------------------------
NAME OF BENEFICIAL OWNER (1)                             BENEFICIAL OWNERSHIP   BEFORE OFFERING   AFTER OFFERING
-------------------------------------------------------  --------------------  -----------------  ---------------
Eduardo A. Masferrer...................................         1,072,878(2)            15.2%             11.8%
Maura A. Acosta........................................            17,687(3)               *                 *
J. Carlos Bernace......................................                --(4)              --                --
Maria Ferrer-Diaz......................................                --(5)              --                --
Marquis H. Gilmore.....................................                --(6)              --                --
William Alexander......................................             4,329(7)               *                 *
Virgilo E. Sosa, Jr....................................           257,517(8)             3.6%              2.8%
William Bickford.......................................           324,019(9)             4.6%              3.6%
Juan Miguel Capurro....................................           397,866(10)            5.6%              4.4%
Thomas F. Gaffney......................................                --                 --                --
Intercredit Finance Group Inc..........................           488,410                6.9%              5.4%
Ricardo Chiari.........................................           433,518(11)            6.1%              4.8%
Urraca Investment Corporation..........................           372,002                5.3%              4.1%
All Directors (including Director nominees) and
  executive officers of the Company as a group,
  including those listed above (15 persons)............         2,056,609(12)           29.1%             22.7%


------------------------

*   Less than 1%

(1) Unless otherwise indicated, the address of each of the beneficial owners identified is 3750 N.W. 87th Avenue, Miami, Florida 33178.


(2) Includes 17,687 shares of Common Stock held by Mr. Masferrer and his wife, Maura A. Acosta, as joint tenants with rights of survivorship. Does not include 48,750 shares of Common Stock issuable upon the exercise of options granted to Mr. Masferrer under the 1993 Plan, which options are not currently exercisable.



(3) Represents shares of Common Stock held by Ms. Acosta and her husband, Eduardo A. Masferrer, as joint tenants with rights of survivorship. Does not include 1,055,191 shares of Common Stock held by Eduardo A. Masferrer. Also does not include 48,750 shares of Common Stock issuable upon the exercise of options granted to Ms. Acosta under the 1993 Plan, which options are not currently exercisable.


(4) Does not include 48,750 shares of Common Stock issuable upon the exercise of options granted to Mr. Bernace under the 1993 Plan, which options are not currently exercisable.

(5) Does not include 9,750 shares of Common Stock issuable upon the exercise of options granted to Ms. Ferrer-Diaz under the 1993 Plan, which options are not currently exercisable.

(6) Does not include 3,250 shares of Common Stock issuable upon the exercise of options granted to Mr. Gilmore under the 1993 Plan, which options are not currently exercisable.

(7) Does not include 48,750 shares of Common Stock issuable upon the exercise of options granted to Mr. Alexander under the 1993 Plan, which options are not currently exercisable.

(8) Includes 144,508 shares of Common Stock held by VES Ventures Inc., a Panamanian corporation, of which Mr. Sosa is principal shareholder.


(9) Represents 324,019 shares of Common Stock held by Iberoamerican Financial Corporation, a Panamanian corporation, of which Mr. Bickford is a significant shareholder.

(10) Includes (i) 18,421 shares of Common Stock held by Mr. Capurro's wife and
    (ii) 378,580 shares of Common Stock held by Jotaeme Holding Ltd., a Turks & Caicos Islands corporation, of which Mr. Capurro is a principal shareholder.



(11) Represents (i) 328,627 shares of Common Stock held by Valores Eastern, S.A., a Panamanian corporation, (ii) 104,208 shares of Common Stock held by Balkam, S.A., a Panamanian corporation, and (iii) 683 shares of Common Stock held by Sociedad General de Valores, of each of which Ricardo Chiari is principal shareholder.



(12) Does not include an aggregate of 253,500 shares of Common Stock issuable upon the exercise of options granted under the 1993 Plan which are not currently exercisable. See footnotes (2)-(10) above.

                          DESCRIPTION OF CAPITAL STOCK


    The Company's authorized capital stock will consist of 75,000,000 shares of Common Stock, $.01 par value, and 10,000,000 shares of Preferred Stock, par value $.01 per share. After giving effect to a 6.5-for-one stock split to be effected by the Company prior to the effective date of this Offering, an aggregate of 7,067,925 shares of Common Stock will be outstanding. See "Principal Shareholders." After completion of the Reorganization and the Offering no shares of Preferred Stock will be issued and outstanding. The following brief description of the Company capital stock does not purport to be complete and is subject in all respects to applicable Florida law and the provisions of the Company's Articles of Incorporation (the "Articles") and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK


    Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. A majority of the shares voting is also required for other actions that require the vote of shareholders except where otherwise required by law. For example, certain corporate actions such as mergers require the approval of a majority of the shares outstanding. Dividends may be paid to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation or dissolution of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders.


    The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company.

PREFERRED STOCK

    Although the Company has no present plans to issue shares of Preferred Stock, Preferred Stock may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of Directors, without obtaining shareholder approval, could issue the Preferred Stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of Common Stock and adversely effect the market price of such stock. The issuance of Preferred Stock could also be used as an antitakeover measure by the Company without any further action by the shareholders.


    In 1994, the Company issued an aggregate of 60,206.5 shares of Series B and 41,000 shares of Series C Fixed Rate Non-Voting, Non-Cumulative, Perpetual Preferred Stock (collectively, the "Preferred Stock"). The Preferred Stock has a stated value of $50.00 per share (the "Stated Value") and entitles each holder thereof to receive quarterly dividends at an annual rate of 14% of such Stated Value. Pursuant to the applicable Certificates of Designation respecting the Preferred Stock, the Company has the right, commencing five years from the date of issuance, to call and redeem all or part of the outstanding shares of Preferred Stock at 125% of the Stated Value. The Certificates of Designation also authorize the holders thereof to convert all or some of their shares of Preferred Stock or require the Company to convert all of the shares of Preferred Stock into shares of the Company's Common Stock upon the occurrence of certain events. Pursuant to these rights and obligations, the Preferred Stock would be converted into a number of shares of Common Stock determined by dividing (a) the aggregate Stated Value of the Preferred Stock held by each shareholder by (b) the product of (1) 1.85 and (2) the adjusted per share equity value of the Common Stock. The holders of the Preferred Stock have consented to a provision in the Certificates of Designation authorizing the Company to redeem their shares of Preferred Stock upon five days notice at the Company's discretion.

    In connection with the Reorganization, the Company determined to convert the Preferred Stock into shares of Common Stock. The Company has issued notice to the holders of the Preferred Stock of its determination to convert such shares to Common Stock in accordance with the above formula, subject only to regulatory approval of a pending change in control application.


ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW, FEDERAL BANKING LAW
  AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

    The Company is subject to (i) the Florida Control Share Act, which generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders, and (ii) the Florida Fair Price Act, which generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding shares of the corporation (or their affiliates).

    In addition, certain provisions of the Company's Articles of Incorporation summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

    BOARD OF DIRECTORS. The Articles authorize a majority of the Board of Directors or the holders of a majority of the shares of Common Stock to fill vacant directorships or increase the size of the Board. This provision may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    SPECIAL MEETINGS. The Articles and Bylaws provide that special meetings of shareholders may be called only by the Board of Directors or upon the written demand of the holders of not less than 30% of the votes entitled to be cast at a special meeting.

    ACTION OF SHAREHOLDERS. The Articles and Bylaws provide that any required vote of shareholders of the Company must be taken at a meeting duly called and held, and may not be taken by written consent in lieu of a meeting.


    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval (subject to certain limitations under the rules of NASDAQ). If issued, these additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.



    ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF FEDERAL BANKING LAW. Because Bancorp is a bank holding company, any person or entity which acquires 10% or more of any class of its voting stock (5% in the case of a person which is itself a bank holding company) will need prior approval from the FRB under the Federal Change in Bank Control Act. Furthermore, any entity which acquires 25% or more of any class of Bancorp's voting stock will likely itself become a bank holding company, subject to the restrictions of, and to regulation by, the FRB under the BHC Act. These provisions may restrict the number of shares of Bancorp that any investor may seek to acquire.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of the Common Stock will be Chase/Mellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of this Offering, the Company will have 9,067,925 shares of Common Stock outstanding (9,367,925 shares if the over-allotment option is exercised in full). Of those shares, the 2,000,000 shares sold in this Offering (2,300,000 shares if the over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined under the Act). The remaining 7,067,925 shares of Common Stock to be outstanding immediately following the Offering ("restricted shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act.



    In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned his shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 90,679 shares immediately after this Offering, 93,679 if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of the Company.



    The Company has reserved an aggregate of 877,500 shares of Common Stock for issuance pursuant to the 1993 Plan. Options to purchase 585,000 shares of Common Stock, which are not exercisable until February 1998, have been issued under the 1993 Plan at an exercise price of $9.23 per share, the fair market value on the date of grant as determined by the Company's Board of Directors. The Company intends to register eligible shares of Common Stock issuable upon the exercise of options under the 1993 Plan on Form S-8 following this Offering. Subject to restrictions imposed pursuant to the 1993 Plan, such eligible shares of Common Stock issued pursuant to the 1993 Plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company, and by affiliates pursuant to Rule 144. See "Management--Stock Option Plan."


    Prior to this Offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following this Offering could adversely affect the then prevailing market price. Substantially all of the Company's existing shareholders have agreed that they will not sell or otherwise transfer any shares of Common Stock to the public for 180 days after this Offering without the prior written consent of Oppenheimer & Co., Inc. See "Underwriting."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters named below (the "Underwriting Agreement"), for whom Oppenheimer & Co., Inc. and NatWest Securities Limited are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names:

                                                                                             NUMBER OF
UNDERWRITER                                                                                    SHARES
-------------------------------------------------------------------------------------------  ----------
Oppenheimer & Co., Inc.....................................................................
NatWest Securities Limited.................................................................

                                                                                             ----------
Total......................................................................................   2,000,000
                                                                                             ----------
                                                                                             ----------

    The Underwriters will be obligated to purchase all of the shares of Common Stock offered (other than the shares covered by the over-allotment option described below) if any are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this
Prospectus, and at such price less a concession not in excess of $         per
share. The Underwriters may allow, and such dealers may reallow, concessions not
in excess of $         per share on sales to other brokers or dealers. After the
initial public offering, the public offering price, concession and reallowance to brokers or dealers may be changed by the Representatives.

    The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 300,000 additional shares of Common Stock exercisable from time to time at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will be obligated, subject to certain conditions, to purchase the same proportion thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

    The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

    NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any Common Stock within the United States, its territories or possessions, or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sale of the Common Stock offered hereby outside of the United States.

    NatWest Securities Limited has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "FSA Act"), (ii) it has complied and will comply with all applicable provisions of the FSA Act with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and
(iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the FSA Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

    The Company and the officers and directors of the Company and the Bank and certain shareholders have agreed that they will not sell, offer to sell, contract to sell, distribute, transfer, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock, any securities convertible into, exercisable for or exchangeable for Common Stock or any rights to purchase or acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., except for the shares offered hereby and the issuance of shares upon exercise of options granted under the Company's stock option plan. See "Shares Eligible for Future Sale."


    Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock offered hereby has been determined by negotiation between the Company and the Representatives. The matters considered in determining the initial public offering price include the history of and prospects for the industry in which the Company and the Bank compete, the ability of the Company's management, the past and present operations of the Company and the Bank, the historical results of operations of the Company, the prospects for further earnings of the Company, the general condition of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. There can be no assurance that an active or orderly trading market will develop for Common Stock or that the Common Stock will trade in the public market subsequent to the offering at or above the initial public trading price. The Common Stock has been approved for quotation on the Nasdaq National Market System under the symbol "HABK."


    The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a "Non-U.S. Holder". For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction of the United States.

DIVIDENDS

    The Company does not currently pay cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


    Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain the benefit of the reduced rate by providing a properly executed copy of IRS Form 1001 to the person remitting the dividend to it or may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS"). Under proposed United States Treasury regulations not currently in effect, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) would be required to satisfy applicable certification and other requirements. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.


GAIN ON DISPOSITION OF COMMON STOCK


    A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.



    An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, such gain may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


    The Company is not currently and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

FEDERAL ESTATE TAX

    Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING


    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or information exchange agreement.


    Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a United States person). Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.

    Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters for the Underwriters will be passed upon by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS


    The consolidated financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein in the Registration Statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report...............................................................................         F-2
Consolidated Statements of Condition as of December 31, 1995 and 1996 .....................................         F-3
Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and 1996.....................         F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1994, 1995 and 1996.......         F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996.................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Hamilton Bancorp Inc.:



    We have audited the accompanying consolidated statements of condition of Hamilton Bancorp Inc. and its subsidiary, Hamilton Bank, N.A., as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years ended December 31, 1996. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial condition of Hamilton Bancorp Inc. and its subsidiary, Hamilton Bank, N.A., at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years ended December 31, 1996 in conformity with generally accepted accounting principles.



    As discussed in Note 1 to the consolidated financial statements, Hamilton Bank, N.A. changed its method of accounting for impaired loans effective January 1, 1995 to conform with statements of financial accounting standards No. 114 and No. 118.


Deloitte & Touche LLP
Miami, Florida


January 31, 1997

                      HAMILTON BANCORP INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                     PRO FORMA
                                                                                DECEMBER 31,        DECEMBER 31,
                                                                          ------------------------  ------------
                                                                             1995         1996          1996
                                                                          -----------  -----------  ------------

                                                                                                    (UNAUDITED)
                                                     ASSETS
CASH AND DEMAND DEPOSITS WITH OTHER BANKS...............................  $22,588,534  $14,806,058   $14,806,058
FEDERAL FUNDS SOLD......................................................   24,000,000   18,300,000   18,300,000
                                                                          -----------  -----------  ------------
      Total cash and cash equivalents...................................   46,588,534   33,106,058   33,106,058
INTEREST-EARNING DEPOSITS WITH OTHER BANKS..............................   38,418,130   80,476,576   80,476,576
SECURITIES HELD TO MATURITY
  (approximate fair value: $20,733,527 in 1995).........................   20,705,855
SECURITIES AVAILABLE FOR SALE
  (amortized cost: $8,205,211 in 1995 and $29,023,369 in 1996)..........    8,208,090   29,019,699   29,019,699
LOANS--NET..............................................................  415,962,259  527,279,242  527,279,242
DUE FROM CUSTOMERS ON BANKERS ACCEPTANCES...............................   64,588,358   60,760,690   60,760,690
DUE FROM CUSTOMERS ON DEFERRED PAYMENT LETTERS OF CREDIT................    6,419,129    7,343,466    7,343,466
PROPERTY AND EQUIPMENT--NET.............................................    3,718,083    3,459,457    3,459,457
ACCRUED INTEREST RECEIVABLE.............................................    4,753,326    6,471,379    6,471,379
GOODWILL--NET...........................................................    2,358,331    2,183,283    2,183,283
OTHER ASSETS............................................................    3,386,831    5,470,117    5,470,117
                                                                          -----------  -----------  ------------
TOTAL...................................................................  $615,106,926 $755,569,967 7$55,569,967
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
DEPOSITS................................................................  $505,065,587 $638,641,051 6$38,641,051
BANKERS ACCEPTANCES OUTSTANDING.........................................   64,588,358   60,760,690   60,760,690
DEFERRED PAYMENT LETTERS OF CREDIT OUTSTANDING..........................    6,419,129    7,343,466    7,343,466
OTHER LIABILITIES.......................................................    4,230,755    5,024,658    5,024,658
                                                                          -----------  -----------  ------------
    Total liabilities...................................................  580,303,829  711,769,865  711,769,865
                                                                          -----------  -----------  ------------
COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY:
  Preferred stock, non-voting, non-cumulative, 14% maximum dividend rate, par value $.01 per share, 2,000,000 shares authorized, 101,207
    shares issued and outstanding.......................................        1,012        1,012
  Common stock, $.01 par value, 75,000,000 shares authorized, 4,731,825 shares issued and outstanding at December 31, 1995, 5,205,006 shares issued and outstanding at December 31, 1996 and 7,067,925 pro forma
    shares issued and outstanding at December 31, 1996..................       47,318       52,050       70,679
  Capital surplus.......................................................   14,410,015   17,317,483   17,299,866
  Retained earnings.....................................................   20,342,965   26,431,832   26,431,832
  Net unrealized gain (loss) on securities available for sale, net of
    taxes...............................................................        1,787       (2,275)      (2,275)
                                                                          -----------  -----------  ------------
      Total stockholders' equity........................................   34,803,097   43,800,102   43,800,102
                                                                          -----------  -----------  ------------
TOTAL...................................................................  $615,106,926 $755,569,967 7$55,569,967
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------


          See accompanying notes to consolidated financial statements.

                      HAMILTON BANCORP INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
INTEREST INCOME:
  Loans, including fees.................................................  $ 24,961,664  $ 40,342,331  $ 49,215,587
  Deposits with other banks.............................................     2,788,921     4,549,460     5,751,196
  Securities............................................................     1,040,826     1,652,179     1,550,770
  Federal funds sold....................................................       428,030     1,144,143     1,274,131
                                                                          ------------  ------------  ------------
    Total...............................................................    29,219,441    47,688,113    57,791,684
                                                                          ------------  ------------  ------------
INTEREST EXPENSE:
  Deposits..............................................................    11,945,963    23,544,990    29,392,397
  Federal funds purchased...............................................        72,117                      23,943
                                                                          ------------  ------------  ------------
    Total...............................................................    12,018,080    23,544,990    29,416,340
                                                                          ------------  ------------  ------------
NET INTEREST INCOME.....................................................    17,201,361    24,143,123    28,375,344
PROVISION FOR CREDIT LOSSES.............................................     2,875,000     2,450,000     3,040,000
                                                                          ------------  ------------  ------------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES...................    14,326,361    21,693,123    25,335,344
                                                                          ------------  ------------  ------------
NON-INTEREST INCOME:
  Trade finance fees and commissions....................................     7,422,068     8,172,456     7,590,378
  Capital market fees, net..............................................     1,410,229       318,414       111,887
  Customer service fees.................................................     1,043,616     1,266,979     1,135,553
  Net (loss) gain on sale of securities available for sale..............      (168,101)        3,229
  Other.................................................................       321,972       569,495       995,390
                                                                          ------------  ------------  ------------
    Total...............................................................    10,029,784    10,330,573     9,833,208
                                                                          ------------  ------------  ------------
OPERATING EXPENSES:
  Employee compensation and benefits....................................     7,795,815     9,990,099    10,908,665
  Occupancy and equipment...............................................     2,307,354     2,821,811     2,857,943
  Directors' fees.......................................................       664,400       811,900       998,500
  Federal deposit and regulatory insurance..............................       646,961       487,411       173,143
  Other.................................................................     3,531,856     4,737,671     4,665,981
                                                                          ------------  ------------  ------------
    Total...............................................................    14,946,386    18,848,892    19,604,232
                                                                          ------------  ------------  ------------
INCOME BEFORE PROVISION FOR INCOME TAXES................................     9,409,759    13,174,804    15,564,320
PROVISION FOR INCOME TAXES..............................................     3,720,579     5,171,443     5,854,809
                                                                          ------------  ------------  ------------
NET INCOME..............................................................  $  5,689,180  $  8,003,361  $  9,709,511
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE.......................  $       1.05  $       1.47  $       1.79
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
AVERAGE SHARES OUTSTANDING..............................................     5,430,005     5,430,005     5,430,005
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
PRO FORMA NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE.............                              $       1.33
                                                                                                      ------------
                                                                                                      ------------
PRO FORMA AVERAGE SHARES OUTSTANDING....................................                                 7,292,925
                                                                                                      ------------
                                                                                                      ------------


          See accompanying notes to consolidated financial statements.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                NET UNREALIZED
                                                                                                                    (LOSS)
                                                                                                                    GAIN ON
                                                                                                                  SECURITIES
                                      PREFERRED STOCK           COMMON STOCK                                     AVAILABLE FOR
                                   ----------------------  ----------------------    CAPITAL       RETAINED          SALE,
                                    SHARES      AMOUNT       SHARES      AMOUNT      SURPLUS       EARNINGS      NET OF TAXES
                                   ---------  -----------  -----------  ---------  ------------  ------------  -----------------
BALANCE, DECEMBER 31, 1993.......                            4,731,825  $  47,318  $  9,350,702  $  7,442,385
  Issuance of preferred stock
    series B and C...............    101,207   $   1,012                              5,059,313
  Net unrealized loss on
    securities transferred from
    securities available for sale
    to securities held to
    maturity, net of taxes.......                                                                                  $ (12,868)
  Net change in unrealized loss
    on securities available for
    sale, net of taxes...........                                                                                    (14,470)
  Cash dividends on preferred
    stock, net of witholding
    taxes........................                                                                     (98,694)
  Net income.....................                                                                   5,689,180
                                   ---------  -----------  -----------  ---------  ------------  ------------       --------
BALANCE, DECEMBER 31, 1994.......    101,207       1,012     4,731,825     47,318    14,410,015    13,032,871        (27,338)
  Net change in unrealized loss
    on securities available for
    sale, net of taxes...........                                                                                     29,125
  Cash dividends on preferred
    stock, net of witholding
    taxes........................                                                                    (693,267)
  Net income.....................                                                                   8,003,361
                                   ---------  -----------  -----------  ---------  ------------  ------------       --------
BALANCE, DECEMBER 31, 1995.......    101,207       1,012     4,731,825     47,318    14,410,015    20,342,965          1,787
  Net change in unrealized gain
    on securities available for
    sale, net of taxes...........                                                                                     (4,062)
  Cash dividends on preferred
    stock, net of witholding
    taxes........................                                                                    (708,444)
  Stock dividend (10%)...........                              473,181      4,732     2,907,468    (2,912,200)
  Net income.....................                                                                   9,709,511
                                   ---------  -----------  -----------  ---------  ------------  ------------       --------
BALANCE, DECEMBER 31, 1996.......    101,207   $   1,012     5,205,006  $  52,050  $ 17,317,483  $ 26,431,832      $  (2,275)
                                   ---------  -----------  -----------  ---------  ------------  ------------       --------
                                   ---------  -----------  -----------  ---------  ------------  ------------       --------


                                      TOTAL
                                   STOCKHOLDERS'
                                      EQUITY
                                   ------------
BALANCE, DECEMBER 31, 1993.......   $16,840,405
  Issuance of preferred stock
    series B and C...............    5,060,325
  Net unrealized loss on
    securities transferred from
    securities available for sale
    to securities held to
    maturity, net of taxes.......      (12,868)
  Net change in unrealized loss
    on securities available for
    sale, net of taxes...........      (14,470)
  Cash dividends on preferred
    stock, net of witholding
    taxes........................      (98,694)
  Net income.....................    5,689,180
                                   ------------
BALANCE, DECEMBER 31, 1994.......   27,463,878
  Net change in unrealized loss
    on securities available for
    sale, net of taxes...........       29,125
  Cash dividends on preferred
    stock, net of witholding
    taxes........................     (693,267)
  Net income.....................    8,003,361
                                   ------------
BALANCE, DECEMBER 31, 1995.......   34,803,097
  Net change in unrealized gain
    on securities available for
    sale, net of taxes...........       (4,062)
  Cash dividends on preferred
    stock, net of witholding
    taxes........................     (708,444)
  Stock dividend (10%)...........
  Net income.....................    9,709,511
                                   ------------
BALANCE, DECEMBER 31, 1996.......   $43,800,102
                                   ------------
                                   ------------


          See accompanying notes to consolidated financial statements.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             YEARS ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1994            1995            1996
                                                                  --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................................  $    5,689,180  $    8,003,361  $    9,709,511
    Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization.............................         785,703       1,070,040       1,073,882
      Provision for credit losses...............................       2,875,000       2,450,000       3,040,000
      Deferred tax (benefit) provision..........................         (62,935)       (110,995)         72,795
      Net loss (gain) on sale of securities available for sale..         168,101          (3,229)
      Net gain on sale of other real estate owned...............                                          (8,041)
      Proceeds from the sale of bankers acceptances and loan
        participations, net of loan participations purchased....      79,214,997     104,944,752     102,353,546
      Increase in accrued interest receivable and other
        assets..................................................      (2,568,827)       (218,598)     (3,922,884)
      Increase (decrease) in other liabilities..................       2,404,273        (265,837)        793,903
                                                                  --------------  --------------  --------------
        Net cash provided by operating activities...............      88,505,492     115,869,494     113,112,712
                                                                  --------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in interest-earning deposits with other banks........      (9,343,378)     (4,867,295)    (42,058,446)
  Purchase of securities held to maturity.......................     (16,713,993)    (58,874,233)
  Purchase of securities available for sale.....................      (3,228,121)    (17,440,898)    (59,430,529)
  Proceeds from maturities of securities held to maturity.......       9,301,611      54,725,879      20,946,175
  Proceeds from sales and maturities of securities available for
    sale........................................................       5,694,316      16,138,394      38,374,930
  Increase in loans--net........................................    (198,910,686)   (213,566,338)   (216,710,529)
  Payment for purchase of branches, net of cash deposits
    assumed.....................................................      (1,980,300)
  Cash deposits assumed in purchase of branches.................      13,633,703
  Purchases of property and equipment--net......................        (928,629)     (1,498,830)       (640,208)
  Proceeds from sales of other real estate owned................          68,986                          56,399
                                                                  --------------  --------------  --------------
        Net cash used in investing activities...................    (202,406,491)   (225,383,321)   (259,462,208)
                                                                  --------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deposits--net.....................................     116,838,640     131,716,915     133,575,464
  Proceeds from issuance of preferred stock.....................       5,060,325
  Cash dividends on preferred stock.............................         (98,694)       (693,267)       (708,444)
                                                                  --------------  --------------  --------------
        Net cash provided by financing activities...............     121,800,271     131,023,648     132,867,020
                                                                  --------------  --------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............       7,899,272      21,509,821     (13,482,476)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..................      17,179,441      25,078,713      46,588,534
                                                                  --------------  --------------  --------------
CASH AND CASH EQUIVALENTS AT END OF YEAR........................  $   25,078,713  $   46,588,534  $   33,106,058
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid during the year.................................  $   11,556,255  $   22,815,743  $   29,550,600
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
  Income taxes paid during the year.............................  $    4,052,000  $    4,520,000  $    5,540,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Other real estate owned acquired through foreclosure............                  $       48,358
                                                                                  --------------
                                                                                  --------------



          See accompanying notes to consolidated financial statements.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    Hamilton Bancorp Inc. (the "Company") is a holding company formed in 1988 primarily to acquire ownership in Hamilton Bank, N.A. (the "Bank"), a national Federal Reserve member bank which commenced operations in February 1983. As of December 31, 1996, the Company owned 99.66% of the outstanding common stock of the Bank. The Bank's business is focused primarily on foreign trade and providing innovative services for its financial correspondents and exporting/importing firms. The Bank offers these services through its main office and three branches in Miami, Florida, a branch in Tampa, Florida and a branch in Winter Haven, Florida.


    The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies:


    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany amounts have been eliminated in consolidation.


    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--For purposes of the consolidated statements of cash flows, the Company considers cash, demand deposits with other banks, and federal funds sold as cash and cash equivalents. Generally, federal funds are sold for one-day periods.


    The Federal Reserve requires banks to maintain certain average reserve balances, in the form of vault cash or funds on deposit with the Federal Reserve, based upon the total of a bank's net transaction accounts. At December 31, 1996, the Bank met its average reserve requirement.


    INVESTMENT SECURITIES--Investment securities are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which became effective for the Bank on January 1, 1994. The cumulative effect of the adoption of SFAS No. 115 was not material and is included in the net change in unrealized loss on securities available for sale in the accompanying consolidated statement of stockholders' equity for the year ended December 31, 1994. Under SFAS No. 115, investment securities must be classified and accounted for under the following conditions:


        TRADING ACCOUNT SECURITIES--Trading account securities are held in anticipation of short-term sales or market movements. Trading account securities are stated at fair value. Gains or losses on the sale of trading account securities, as well as unrealized fair value adjustments, are included in operating income. At December 31, 1995 and 1996, the Company held no trading account securities.


        SECURITIES AVAILABLE FOR SALE--Securities to be held for unspecified periods of time including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, or other similar factors are classified as available for sale and are carried at fair value. Unrealized gains or losses are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses are recognized using the specific identification method upon realization.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        SECURITIES HELD TO MATURITY--Securities that management has a positive intent and the ability to hold to maturity are carried at cost, adjusted for amortization of premiums and accretions of discounts over the life of the securities using a method which approximates the level-yield method. At December 31, 1996, the Company held no securities classified as securities held to maturity.


    ALLOWANCE FOR CREDIT LOSSES--The allowance for credit losses is established through a provision for credit losses charged to expense based on management's evaluation of the potential losses in its loan portfolio. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers, among other matters, historical loss experience, net realizable value of collateral, current economic conditions and trends, geographical considerations and such other factors as in management's judgment deserve recognition. Many of these factors involve a significant degree of estimation and are beyond management's control or are subject to changes which may be unforeseen. Although management believes the allowance is adequate to absorb losses on existing loans that may become uncollectible, the ultimate losses may vary significantly from the current estimates.


    On January 1, 1995, the Bank adopted SFAS No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, and SFAS No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN--RECOGNITION AND DISCLOSURES, an amendment of SFAS No. 114. These standards address the accounting for impairment of certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected. Adoption of these standards entailed the identification of commercial loans which are considered impaired under the provisions of SFAS No. 114. Groups of smaller-balance homogeneous loans (generally residential mortgage and installment loans) are collectively evaluated for impairment.



    Under the provision of these standards, individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement may also be based on observable market prices or for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds that measure of fair value, a valuation allowance is required as a component of the allowance for credit losses. Changes to the valuation allowance are recorded as a component of the provision for credit losses.


    Commercial loans where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired under SFAS No. 114, are generally classified as nonperforming loans unless based on the evaluation of management the loan is well secured and in the process of collection.

    Interest collections on nonperforming loans, including impaired loans, for which the ultimate collectibility of principal and interest is uncertain are applied as reductions in book value. Otherwise, such collections are credited to income when received.


    At December 31, 1995 and 1996, the recorded investment in loans that are considered impaired under SFAS No. 114 was approximately $615,000 and $4,617,000, respectively. These impaired loans required a SFAS No. 114 allowance for credit losses of approximately $233,000 and $2,810,000, respectively. The average recorded investment in impaired loans during the years ended December 31, 1995 and 1996, were approximately $644,000 and $2,616,000, respectively. For the years ended December 31, 1995 and 1996, the Bank recognized interest income on these impaired loans of approximately $17,000 and $207,000, respectively.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized by the straight-line method over the remaining term of the applicable leases or their useful lives, whichever is shorter. The useful lives used are as follows:


Building.......................................................  30 years
Leasehold improvements.........................................  5--10 years
Furniture and equipment........................................  5--7 years


    GOODWILL--Goodwill of approximately $861,000 arising from the acquisition of the Bank during 1988 and of approximately $1,980,000 arising from the Bank's branch purchase and assumption of deposits during 1994 (see Note 5) are being amortized on a straight-line basis over a period of twenty and twelve years, respectively. The Company reviews goodwill periodically for events or changes in circumstances that may indicate that the carrying amount is not recoverable on an undiscounted cash flow basis.



    FEDERAL FUNDS PURCHASED--Federal funds purchased generally mature within one to four days from the transaction date. At December 31, 1995 and 1996, there were no federal funds purchased outstanding.



    INCOME RECOGNITION--Interest income on loans is recognized based upon the principal amounts outstanding. Loans over 90 days past due may not be placed on nonaccrual if they are in the process of collection and are either secured by property having a realizable value at least equal to the outstanding debt and accrued interest or are fully guaranteed by a financially responsible party whom the Company believes is willing and able to discharge the debt, including accrued interest. Loans are placed on a nonaccruing status when management believes that interest on such loans may not be collected in the normal course of business.


    Trade finance fees and commissions include fees for letters of credit and acceptances. Nonrefundable fees on letters of credit and acceptances are recognized at execution date.


    Capital markets fees are earned in connection with the purchase, participation and placement, without recourse or future obligation, of trade finance obligations and for arranging financing for domestic and foreign customers. Nonrefundable fees earned for such transactions are fully recognized in income at the time the transaction is consummated. Costs associated with these transactions, amounting to approximately $359,000, $100,000, and $26,000, during the years ended December 31, 1994, 1995 and 1996 respectively, are offset against the fees earned. Such costs include legal fees, participation fees, and performance incentives to officers.


    INCOME TAXES--The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The consolidated group provides for deferred taxes under the liability method. Under such method, deferred taxes are adjusted for tax rate changes as they occur. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.


    STOCK DIVIDEND--All references to per share amounts in the consolidated financial statements have been adjusted to reflect the stock dividend on a retroactive basis.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    STOCK SPLIT--On January 21, 1997, the Company's Board of Directors (the "Board") approved a 6.5 for 1 common stock split (see Note 15). Retroactive restatement has been made to all share amounts to reflect the stock split.



    PRO FORMA STOCKHOLDERS' EQUITY--Upon consummation of the reorganization of the capital structure of the Company as discussed in Note 15, all of the outstanding preferred stock and warrants (see Note 8), are being converted into common stock. The unaudited pro forma presentation of the consolidated balance sheet has been prepared assuming the conversion of the preferred stock and warrants into common stock as of December 31, 1996.



    NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE--Net income per common and common equivalent share amounts are based on the average number of common shares outstanding for each period, after giving effect to the stock dividend and stock split. The pro forma net income per common and common equivalent share amount for 1996 is based on the average number of common shares outstanding, after giving affect to the reorganization of the capital structure of the Company as discussed in Note 15. In accordance with Securities and Exchange Commission requirements, common stock equivalent shares issued during the twelve-month period prior to the proposed initial public offering have been included in the calculation as if they were outstanding for all periods, using the treasury stock method.



    STOCK-BASED COMPENSATION--SFAS No. 123. ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages, but does not require companies to record compensation cost for stock-based employee and non-employee members of the Board compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation to employees and non-employee members of the Board using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Accordingly, compensation cost for stock options issued to employees and non-employee members of the Board are measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee or non-employee member of the Board must pay for the stock.



    NEW ACCOUNTING PRONOUNCEMENTS--In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a FINANCIAL-COMPONENTS APPROACH that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognized financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company is in the process of evaluating the impact of SFAS No. 125.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

2. INVESTMENT SECURITIES


    A comparison of the amortized cost and fair value of investment securities is as follows at:



                                                                               DECEMBER 31, 1995
                                                              ---------------------------------------------------
                                                                               GROSS UNREALIZED
                                                                AMORTIZED    ---------------------      FAIR
                                                                  COST         GAINS      LOSSES        VALUE
                                                              -------------  ---------  ----------  -------------
HELD TO MATURITY:
  U.S. Government and agency securities.....................  $  20,705,855  $  27,672              $  20,733,527
                                                              -------------  ---------              -------------
                                                              -------------  ---------              -------------
AVAILABLE FOR SALE:
  U.S. Government and agency securities.....................  $   3,968,328  $   2,156              $   3,970,484
  Mortgage-backed securities................................        124,651        723                    125,374
  Foreign debt securities...................................      3,443,947                             3,443,947
  Federal reserve bank stock................................        354,850                               354,850
  Foreign bank stocks.......................................        313,435                               313,435
                                                              -------------  ---------              -------------
Total.......................................................  $   8,205,211  $   2,879              $   8,208,090
                                                              -------------  ---------              -------------
                                                              -------------  ---------              -------------



                                                                               DECEMBER 31, 1996
                                                              ---------------------------------------------------
                                                                               GROSS UNREALIZED
                                                                AMORTIZED    ---------------------      FAIR
                                                                  COST         GAINS      LOSSES        VALUE
                                                              -------------  ---------  ----------  -------------
AVAILABLE FOR SALE:
  U.S. Government and agency securities.....................  $  27,468,916             $    3,670  $  27,465,246
  Foreign debt securities...................................        150,024                               150,024
  Federal reserve bank stock................................        354,850                               354,850
  Foreign bank stocks.......................................      1,049,579                             1,049,579
                                                              -------------             ----------  -------------
Total.......................................................  $  29,023,369             $    3,670  $  29,019,699
                                                              -------------             ----------  -------------
                                                              -------------             ----------  -------------



    Mortgage-backed securities at December 31, 1995 consist of a FNMA collaterized mortgage obligation.



    Gross realized gains and gross realized losses on sales of securities available for sale for the years ended December 31, 1994, and 1995 were approximately:



YEAR ENDING DECEMBER 31,                                                   GAINS      LOSSES
-----------------------------------------------------------------------  ---------  ----------
1994...................................................................             $  168,000
                                                                                    ----------
                                                                                    ----------
1995...................................................................  $   7,000  $    4,000
                                                                         ---------  ----------
                                                                         ---------  ----------



    There were no sales of securities available for sale during the year ended December 31, 1996.



    Investment securities with an amotized cost and fair value of approximately $18,808,000 and $18,807,000, respectively, at December 31, 1996, were pledged as collateral for public deposits.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

2. INVESTMENT SECURITIES (CONTINUED)

    The following table shows the amortized cost and the fair value by maturity distribution of the securities portfolio at December 31, 1996:



                                                                                          AVAILABLE FOR SALE
                                                                                     ----------------------------
                                                                                       AMORTIZED
                                                                                         COST        FAIR VALUE
                                                                                     -------------  -------------
Within one year....................................................................  $  26,473,666  $  26,471,496
One to five years..................................................................        995,250        993,750
Over five years....................................................................        150,024        150,024
                                                                                     -------------  -------------
Total..............................................................................     27,618,940     27,615,270
Federal reserve bank stock.........................................................        354,850        354,850
Foreign bank stocks................................................................      1,049,579      1,049,579
                                                                                     -------------  -------------
Total securities...................................................................  $  29,023,369  $  29,019,699
                                                                                     -------------  -------------
                                                                                     -------------  -------------


3. LOANS

    Loans consist of the following at:


                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                        1995            1996
                                                                                   --------------  --------------
Commercial (primarily trade related):
  Domestic.......................................................................  $   96,510,615  $  110,322,486
  Foreign........................................................................     218,863,905     309,950,041
Acceptances discounted--trade related:
  Domestic.......................................................................      33,059,035      23,313,663
  Foreign........................................................................      62,838,200      80,934,508
Residential mortgages............................................................      11,362,695      10,609,936
Installment......................................................................         345,390         428,492
                                                                                   --------------  --------------
Total............................................................................     422,979,840     535,559,126
Less:
  Unearned income:
    Acceptances discounted.......................................................       2,332,945       2,318,378
    Other........................................................................         234,182         236,543
  Allowance for credit losses....................................................       4,450,454       5,724,963
                                                                                   --------------  --------------
  Loans--net.....................................................................  $  415,962,259  $  527,279,242
                                                                                   --------------  --------------
                                                                                   --------------  --------------


    The Bank's business activity is mostly with customers and correspondent banks located in South Florida, Central America, South America and the Caribbean. The majority of the credits are for the finance of imports and exports and have maturities of up to 180 days. These credits are secured either by banks, factored receivables, cash, or the underlying goods. In addition, the Bank is engaged in arranging trade finance transactions which are guaranteed by agencies of the U.S. Government (i.e., Eximbank). Management closely monitors its credit concentrations by industry, geographic locations, and type of collateral as well as individual customers.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

3. LOANS (CONTINUED)
    A summary of the activity in the allowance for credit losses is as follows:


                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Balance at the beginning of year........................................  $  3,270,150  $  4,133,012  $  4,450,454
Provision charged to operations.........................................     2,875,000     2,450,000     3,040,000
Loan charge-offs, net of recoveries.....................................    (2,012,138)   (2,132,558)   (1,765,491)
                                                                          ------------  ------------  ------------
Balance at the end of year..............................................  $  4,133,012  $  4,450,454  $  5,724,963
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------



    The Bank had nonaccruing loans of approximately $3,631,000 and $4,741,000 at December 31, 1995 and 1996 respectively.


4. PROPERTY AND EQUIPMENT

    The following is a summary of property and equipment at:


                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1995          1996
                                                                                        ------------  ------------
Land..................................................................................  $    575,000  $    575,000
Building and improvements.............................................................     1,126,711     1,141,171
Leasehold improvements................................................................     1,533,521     1,618,448
Furniture and equipment...............................................................     3,824,024     4,338,679
                                                                                        ------------  ------------
Total.................................................................................     7,059,256     7,673,298
Less accumulated depreciation and amortization........................................     3,341,173     4,213,841
                                                                                        ------------  ------------
Property and equipment--net...........................................................  $  3,718,083  $  3,459,457
                                                                                        ------------  ------------
                                                                                        ------------  ------------



    Depreciation and amortization expense related to property and equipment for the years ended December 31, 1994, 1995 and 1996 was approximately $719,000, $895,000, and $899,000, respectively.


    The Bank owns the land and the building for its Seventh Street and Winter Haven branches and leases its main facilities, three branches and certain equipment under noncancelable agreements (accounted for as operating leases). The leases have renewal periods of five to ten years, available to the Bank under the same terms and conditions as the initial leases and one subject to annual rent adjustments based upon the Consumer Price Index.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

4. PROPERTY AND EQUIPMENT (CONTINUED)

    The approximate future minimum payments, by year and in the aggregate, on these leases at December 31, 1996 are as follows:



                                  YEAR ENDING
                                  DECEMBER 31                                       AMOUNT
                                 -------------                                   -------------
1997...........................................................................  $   1,612,000
1998...........................................................................      1,803,000
1999...........................................................................      1,767,000
2000...........................................................................      1,739,000
2001...........................................................................      1,638,000
Thereafter.....................................................................      7,781,000
                                                                                 -------------
Total minimum lease payments...................................................  $  16,340,000
                                                                                 -------------
                                                                                 -------------



    Rent expense was approximately $837,000, $1,015,000, and $1,006,000 for the years ended December 31, 1994, 1995, and 1996, respectively.


5. BRANCH PURCHASE AND ASSUMPTION OF DEPOSITS


    During 1994, the Bank entered into an agreement with the Resolution Trust Corporation to purchase and assume approximately $13,600,000 in deposits in Central Florida. The excess of the fair value of the deposit liabilities assumed over the fair value of assets received was recorded as goodwill. Amortization of the goodwill was approximately $23,000, $132,000, and $132,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and is included in other operating expenses in the accompanying consolidated statements of income. At December 31, 1995 and 1996 the unamortized balance of the goodwill was approximately $1,825,000 and $1,693,000, respectively.


6. DEPOSITS

    Deposits consist of the following at:


                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                        1995            1996
                                                                                   --------------  --------------
Noninterest-bearing..............................................................  $   55,703,004  $   58,273,217
                                                                                   --------------  --------------
Interest-bearing:
  NOW, money market and savings..................................................      63,763,169      67,634,768
  Time, under $100,000...........................................................     178,770,285     271,330,961
  Time, $100,000 and over........................................................     206,829,129     241,402,105
                                                                                   --------------  --------------
Total interest-bearing...........................................................     449,362,583     580,367,834
                                                                                   --------------  --------------
Total............................................................................  $  505,065,587  $  638,641,051
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                      HAMILTON BANCORP INC. AND SUBSIDIARY

6. DEPOSITS (CONTINUED)

    Time deposits in amounts of $100,000 and over at December 31, 1996 mature as follows:



                                                                                    AMOUNT
                                                                                --------------
Three months or less..........................................................  $  147,269,000
Three months to trwelve months................................................      88,013,000
One year to five years........................................................       6,016,000
Over five years...............................................................         104,000
                                                                                --------------
Total.........................................................................  $  241,402,000
                                                                                --------------
                                                                                --------------


7. INCOME TAXES

    The components of the provision for income taxes are as follows:


                                                                                 YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------
                                                                             1994          1995          1996
                                                                         ------------  ------------  ------------
Current income taxes:
  Federal..............................................................  $  2,982,355   $3,991,026   $  4,628,539
  State................................................................       501,159      770,317        263,189
  Foreign..............................................................       300,000      521,095        890,286
                                                                         ------------  ------------  ------------
                                                                            3,783,514    5,282,438      5,782,014
                                                                         ------------  ------------  ------------
Deferred income taxes:
  Federal..............................................................       (53,736)     (95,342)        69,450
  State................................................................        (9,199)     (15,653)         3,345
                                                                         ------------  ------------  ------------
                                                                              (62,935)    (110,995)        72,795
                                                                         ------------  ------------  ------------
  Total................................................................  $  3,720,579   $5,171,443   $  5,854,809
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------


    The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to pretax income for the following reasons:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1994       1995       1996
                                                                                        ---------  ---------  ---------
Federal statutory rate................................................................       35.0%      35.0%      35.0%
Increase (decrease) in taxes:
  State income tax, net of federal income tax benefit.................................        3.2        3.7        1.7
  Other, net..........................................................................        0.8        0.3        0.8
                                                                                              ---        ---        ---
Effective income tax rate.............................................................       39.0%      39.0%      37.5%
                                                                                              ---        ---        ---
                                                                                              ---        ---        ---



    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

7. INCOME TAXES (CONTINUED)

The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1995 and 1996 are as follows:



                                                                                            1995          1996
                                                                                        ------------  ------------
Deferred tax liabilities:
  Difference between book and tax basis of property...................................                $    268,482
  Other...............................................................................                     199,602
                                                                                                      ------------
Total deferred tax liabilities........................................................                $    468,084
                                                                                                      ------------
Deferred tax assets:
  Difference between book and tax basis of allowance for credit losses................  $  1,103,786  $  1,653,406
  Difference between book and tax basis of property...................................       118,013
  Other...............................................................................        80,959        44,641
                                                                                        ------------  ------------
Total deferred tax assets.............................................................  $  1,302,758  $  1,698,047
Net deferred tax assets...............................................................  $  1,302,758  $  1,229,963
                                                                                        ------------  ------------
                                                                                        ------------  ------------



    Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. No valuation allowances have been recorded at December 31, 1995 and 1996.


8. STOCKHOLDERS' EQUITY

    REGULATORY MATTERS--The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.


    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which its is subject.



    As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

8. STOCKHOLDERS' EQUITY (CONTINUED)

    The Company's consolidated and the Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                              TO BE WELL
                                                                                                          CAPITALIZED UNDER
                                                                                  FOR CAPITAL             PROMPT CORRECTIVE
                                                         ACTUAL                ADEQUACY PURPOSES          ACTION PROVISIONS
                                               --------------------------  --------------------------  ------------------------
                                                  AMOUNT         RATIO        AMOUNT         RATIO        AMOUNT        RATIO
                                               -------------     -----     -------------     -----     -------------  ---------

AS OF DECEMBER 31, 1995:
COMPANY
Total Capital (to Risk Weighted Assets)......  $  35,505,000        10.9%  $  26,008,000         8.0%
                                               -------------       -----   -------------       -----
Tier I Capital (to Risk Weighted Assets).....  $  32,445,000        10.0%  $  13,004,000         4.0%
                                               -------------       -----   -------------       -----
Tier I Capital (to Average Assets)...........  $  32,445,000         5.7%  $  17,076,000         3.0%
                                               -------------       -----   -------------       -----
BANK
Total Capital (to Risk Weighted Assets)......  $  35,206,000        10.8%  $  26,008,000         8.0%  $  32,510,000       10.0%
                                               -------------       -----   -------------       -----   -------------  ---------
Tier I Capital (to Risk Weighted Assets).....  $  32,156,000         9.9%  $  13,004,000         4.0%  $  19,506,000        6.0%
                                               -------------       -----   -------------       -----   -------------  ---------
Tier I Capital (to Average Assets)...........  $  32,156,000         5.7%  $  22,831,000         4.0%  $  27,976,000        5.0%
                                               -------------       -----   -------------       -----   -------------  ---------

AS OF DECEMBER 31, 1996:
COMPANY
Total Capital (to Risk Weighted Assets)......  $  46,744,000        11.5%  $  32,657,000         8.0%
                                               -------------       -----   -------------       -----
Tier I Capital (to Risk Weighted Assets).....  $  41,634,000        10.2%  $  16,329,000         4.0%
                                               -------------       -----   -------------       -----
Tier I Capital (to Average Assets)...........  $  41,634,000         5.8%  $  21,713,000         3.0%
                                               -------------       -----   -------------       -----
BANK
Total Capital (to Risk Weighted Assets)......  $  46,470,000        11.4%  $  32,712,000         8.0%  $  40,890,000       10.0%
                                               -------------       -----   -------------       -----   -------------  ---------
Tier I Capital (to Risk Weighted Assets).....  $  41,351,000        10.1%  $  16,356,000         4.0%  $  24,534,000        6.0%
                                               -------------       -----   -------------       -----   -------------  ---------
Tier I Capital (to Average Assets)...........  $  41,351,000         5.7%  $  29,009,000         4.0%  $  36,261,000        5.0%
                                               -------------       -----   -------------       -----   -------------  ---------



    The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, approximately $22,202,000 of retained earnings were available for dividend declaration without prior regulatory approval. During 1995 and 1996, approximately $675,000 and $713,000 of dividends were paid, respectively, which are within the amounts allowed by regulations.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

8. STOCKHOLDERS' EQUITY (CONTINUED)
    PREFERRED STOCK--During June 1994, the Company's Board amended and restated the Company's articles of incorporation providing for the issuance of shares of Series B and Series C ("Preferred Shares"), 14% fixed rate, non-cumulative, non-voting, perpetual preferred stock.


    The Preferred Shares are callable and redeemable at the Company's option after five years form the issuance date for 125% of the stated value of such shares. In addition, the Preferred Shares are convertible, at the sole discretion of the holder into common stock at 1.85 times the most recent calendar (quarter) end book value per common share assuming the prior exercise of the existing warrants, if the Company accepts an offer for the purchase of greater than 25% but less than 50% of its then-outstanding shares of common stock. The Preferred Shares are mandatory convertible, under the same terms described above, if the Company accepts an offer for the purchase of 50% or more of it's outstanding shares of common stock or if the Company accepts an offer from any third party for the purchase of all or substantially all its assets.


    The Company on June 30, 1994, issued an aggregate of 60,207 shares of Series B Preferred Shares at $50 per share and on December 31, 1994 issued 41,000 shares of Series C Preferred Shares at $50 per share.


    In connection with the proposed initial public offering and reorganization as discussed in Note 15, the Preferred Shares are being converted into common stock.



    WARRANTS--In connection with the stock purchase and sale agreement dated March 21, 1988, stock warrants were issued which granted an option to acquire additional common shares of the Bank in an amount equal to twenty percent of the outstanding common shares of the Bank at the time of exercise, at $.01 per share. The option is for a period of ten years that commenced on May 28, 1988. No options have been exercised as of December 31, 1996. In connection with the proposed initial public offering and reorganization as discussed in Note 15, these warrants are being converted into common stock.


9. STOCK OPTION PLAN


    In December 1993, the Company adopted the 1993 Stock Option Plan (the "1993 Plan"), pursuant to which 135,000 shares of Common Stock were reserved for issuance upon exercise of options. The 1993 Plan is designed as a means to retain and motivate key employees and directors. The Company's Compensation Committee, or in the absence thereof, the Board, administers and interprets the 1993 Plan and is authorized to grant options thereunder to all eligible employees of the Company, including executive officers and directors (whether or not they are employees) of the Company or affiliated companies. Options granted under the 1993 Plan are on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. The 1993 Plan will terminate on December 3, 2003, unless sooner terminated by the Company's Board. The 1993 Plan also authorizes the Company to make or guarantee loans to opitonees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at a rate not less than the prime rate of interest, and (iii) be secured by the shares of Common Stock purchased. The Board has the authority to amend or terminate the 1993 Plan, provided that no such amendment may impair the rights of the holder or any outstanding option without the written consent of such holder, and provided further that certain amendments of the 1993 Plan are subject to shareholder approval. In this regard, the Company is amending the 1993 Plan for

                      HAMILTON BANCORP INC. AND SUBSIDIARY

9. STOCK OPTION PLAN (CONTINUED)

the purpose of bringing the plan within compliance with certain rules and regulations. During November 1996, the Company granted 90,000 options to key employees and directors at an exercise price of $60.00 per share. There were no options granted or outstanding during the years ended December 31, 1994 and 1995. Following the 6.5 for 1 stock split, (see Note 1) which is to be effected prior to the effective date of the initial public offering as discussed in Note 15, 877,500 shares of common stock will be reserved for issuance pursuant to the 1993 Plan and an aggregate of 585,000 options at an exercise price of $9.23 (post-stock split) per share will be outstanding, none of which are exercisable until February 1998.



    The Company applies APB No. 25 and related interpretations in accounting for its stock option plan to employees and non-employee members of the Board as described in Note 1. Accordingly, no compensation expense has been recognized in the year ended December 31, 1996 related to this plan. Compensation costs would have been increased by approximately $347,000 in 1996 had the fair value of stock options granted been recognized as compensation expense as prescribed by SFAS No. 123. The fair value of the stock options at the date of grant was estimated using the minimum value method prescribed by SFAS No. 123.


10. 401(k) PLAN


    The Company maintains a 401(k) plan, which was initiated in 1993, for its executive officers and other employees. Under the terms of the 401(k) plan, for each dollar contributed by an employee, the Company intends to contribute a discretionary amount on behalf of participants (the "Matching Contribution"). In addition, at the end of the plan year, the Company may make an additional contribution (the "Additional Contribution") on behalf of participants. Additional Contributions are allocated in the same proportion that the Matching Contribution made on the participant's behalf bears to the Matching Contribution made on behalf of all participants during the year. The amount that the Company contributes to the 401(k) plan has historically varied from year to year. During the years ended December 31, 1994, 1995 and 1996, the Company's matching and additional contributions amounted to approximately $59,000, $105,000, and $52,000, respectively.


11. RELATED PARTY TRANSACTIONS


    Directors, officers and their related entities have borrower and depositor relationships with the Bank in the ordinary course of business. Loan balances to these individuals and their related entities approximated $6,333,000, and $4,912,000 at December 31, 1995 and 1996, respectively, and the balance of deposit accounts approximated $17,464,000 and $5,896,000 at December 31, 1995 and 1996, respectively. Outstanding commercial and standby letters of credit transactions with these individuals and their related entities approximated $7,455,000 and $678,000 at December 31, 1995 and 1996, respectively.


12. OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES

    In the normal course of business, the Bank utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers, including commitments to extend credit, commercial letters of credit, shipping guarantees, standby letters of credit and forward foreign exchange contracts. These financial instruments involve, to varying degrees, elements of credit risk. The credit risk associated with these financial instruments, as further discussed herein, is not recorded in the statement of condition. The contractual or notional amounts of such instruments reflect the extent of involvement the Bank has in

                      HAMILTON BANCORP INC. AND SUBSIDIARY

12. OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES (CONTINUED) particular classes of financial instruments. The credit risks associated with financial instruments are generally managed in conjunction with the Bank's statements of condition activities and are subject to normal credit policies, financial controls, and risk limiting and monitoring procedures.

    Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Bank's exposure to credit loss is represented by the contractual or notional amount of the commercial letters of credit, shipping guarantees and standby letters of credit. This is the maximum potential loss of principal in the event the commitment is drawn upon and the counterparty defaults.


    A summary of the Bank's contractual or notional amounts for financial instruments with off-balance sheet risk as of December 31, 1995 and 1996, along with a further discussion of these instruments, follows:



                                                                       CONTRACTUAL OR
                                                                      NOTIONAL AMOUNT
                                                               ------------------------------
                                                                    1995            1996
                                                               --------------  --------------
Commercial letters of credit.................................  $  107,421,000  $  119,170,000
Standby letters of credit....................................      17,999,000      12,140,000
Shipping guarantees (indemnity letters)......................         354,000         402,000
Commitments to purchase foreign currency.....................       3,093,000       6,234,000
Commitments to sell foreign currency.........................       1,952,000       6,537,000
Commitments to extend credit.................................      21,243,000      35,137,000


    A commercial letter of credit is an instrument containing the commitment of the Bank that the Bank will honor drawings under and in full compliance with the terms of the letter of credit. The letters of credit are usually drawn on the presentation of certain required documents, such as bills of lading. Essentially, letters of credit facilitate the purchase of merchandise by the Bank's customers by substituting the credit standing of the Bank for that of the Bank's customer. Commercial letter of credit contracts are generally for a short commitment period and are collateralized by merchandise.


    Standby letters of credit are commitments issued to guarantee the performance of a customer to a third party. The Bank issues standby letters of credit to ensure contract performance or assure payment by its customers. The guarantees extend for periods up to 12 months. The risk involved in issuing standby letters of credit is the same as the credit risk involved in extending loan facilities to customers and they are subject to the same credit approvals and monitoring procedures. The Bank holds certificates of deposit and guarantees from other banks as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for standby letters of credit commitments at December 31, 1996 varies from zero percent to 100 percent.


    Shipping guarantees (also known as indemnity letters) are letters of guarantee issued by the Bank on behalf of its customer in favor of shipping agents. Normally, such facility is extended in instances where goods purchased under letters of credit have arrived at the port of destination and the shipping documents necessary for the release of the goods have not been received by the Bank. The purpose of the shipping guarantee is to indemnify the transportation company for any loss that might arise from the release of goods to the Bank's customer in the absence of the shipping documents.

    The Bank enters into forward foreign exchange contracts with its customers for the delayed exchange of foreign currency for U.S. dollars on behalf of such customers. These contracts provide a vehicle for the Bank's customers to hedge their future obligations in foreign currency. Upon entering such contracts with

                      HAMILTON BANCORP INC. AND SUBSIDIARY

12. OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES (CONTINUED) its customers, the Bank meets these foreign currency commitments by entering into equivalent contracts with other banks to purchase or sell equal amounts of the foreign currency to be delivered or received. Risks arise from the possible inability of the Bank's counterparties to meet the terms of their contracts and from movements in foreign currency exchange rates. However, the full notional amount of the contract is not at risk, as the Bank has the ability to settle these contracts in the foreign exchange market.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty.

    From time to time, the Company is engaged in litigation incidental to its operations. The Company, after considering the advice of legal counsel, believes that any such litigation will not have a material adverse effect on its financial condition.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS


    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 1996 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


                                                             DECEMBER 31, 1995               DECEMBER 31, 1996
                                                       ------------------------------  ------------------------------
                                                          CARRYING          FAIR          CARRYING          FAIR
                                                           AMOUNT          VALUE           AMOUNT          VALUE
                                                       --------------  --------------  --------------  --------------
Assets:
  Cash and cash equivalents..........................  $   46,589,000  $   46,589,000  $   33,106,000  $   33,106,000
  Interest-earning deposits with other banks.........      38,418,000      38,418,000      80,477,000      80,477,000
  Securities available for sale......................       8,208,000       8,208,000      29,020,000      29,020,000
  Securities held to maturity........................      20,706,000      20,734,000
  Loans, net.........................................     415,962,000     414,700,000     527,279,000     525,737,000
Liabilities:
  Demand deposits....................................     119,467,000     119,467,000     125,908,000     125,908,000
  Time deposits......................................     385,599,000     384,931,000     512,733,000     512,507,000
Contingent assets and liabilities:
  Bankers acceptances................................      64,588,000         323,000      60,761,000         304,000
  Deferred payment letters of credit.................       6,419,000          23,000       7,343,000          26,000
Off-balance sheet instrument-- unrealized gains
  (losses):
  Commitments to extend credit.......................                         130,000                         144,000
  Commercial letters of credit.......................                         258,000                         266,000
  Standby letters of credit..........................                          24,000                         181,000
  Indemnity letters of credit........................                                                           1,000
  Commitments to purchase foreign currency...........                          19,000                          62,000
  Commitments to sell foreign currency...............                         (24,000)                        (59,000)


    CASH AND CASH EQUIVALENTS--The carrying amount of cash on hand, demand deposits with other banks, and federal funds sold is a reasonable estimate of fair value.

    INTEREST-EARNING DEPOSITS WITH OTHER BANKS--The fair value of time deposits with other banks (several of which are foreign) is estimated using the rates currently offered for deposits of similar remaining maturities and taking into account the creditworthiness of the other bank.

    SECURITIES--For securities available for sale, fair values are based on quoted market prices or dealer quotes. For securities held to maturity, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    LOANS--The interest rates for commercial loans and acceptances discounted are based on the prime lending rate. The Bank updates these interest rates on a monthly basis. Thus, the carrying amount of commercial loans and acceptances discounted is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    DEMAND DEPOSITS AND TIME DEPOSITS--The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

                      HAMILTON BANCORP INC. AND SUBSIDIARY

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    CONTINGENT ASSETS AND LIABILITIES--The fair values of these assets and corresponding liabilities are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

    OFF-BALANCE SHEET INSTRUMENTS--The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements, or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair values of commitments to purchase and sell foreign currency are based on quoted market prices or dealer quotes.

14. FOREIGN ACTIVITIES


    The Company's foreign activities primarily consist of providing global trade finance, with particular emphasis on trade finance, with and between South America, Central America, the Caribbean (the "Region") and the United States or otherwise involving the Region. The Company considers assets and revenues as associated with foreign activities on the basis of the country of domicile of the customer. The nature of the Company's operations make it difficult to determine precisely foreign activities profitability since it involves the use of certain judgmental allocations. Rates used to determine charges or credits for funds used or generated by foreign activities are based on actual costs during the period for selected interest-bearing sources of funds. Other operating income and expenses are determined based upon internal allocations appropriate to the individual activities. A summary of the Company's domestic and foreign activities as of and for the years ended December 31, 1994, 1995 and 1996 is as follows:



                                                           INCOME BEFORE
                                              OPERATING    PROVISION FOR      NET           TOTAL
                                               INCOME      INCOME TAXES      INCOME         ASSETS
                                            -------------  -------------  ------------  --------------
1994
Domestic..................................  $  16,218,000   $ 7,447,000   $  4,503,000  $  229,418,000
Foreign...................................     11,013,000     1,963,000      1,186,000     228,618,000
                                            -------------  -------------  ------------  --------------
Total.....................................  $  27,231,000   $ 9,410,000   $  5,689,000  $  458,036,000
                                            -------------  -------------  ------------  --------------
                                            -------------  -------------  ------------  --------------
1995
Domestic..................................  $  19,451,000   $ 8,348,000   $  5,072,000  $  288,299,000
Foreign...................................     15,023,000     4,827,000      2,931,000     326,808,000
                                            -------------  -------------  ------------  --------------
Total.....................................  $  34,474,000   $13,175,000   $  8,003,000  $  615,107,000
                                            -------------  -------------  ------------  --------------
                                            -------------  -------------  ------------  --------------
1996
Domestic..................................  $  18,865,000   $10,110,000   $  6,878,000  $  279,283,000
Foreign...................................     19,344,000     5,454,000      2,832,000     476,287,000
                                            -------------  -------------  ------------  --------------
Total.....................................  $  38,209,000   $15,564,000   $  9,710,000  $  755,570,000
                                            -------------  -------------  ------------  --------------
                                            -------------  -------------  ------------  --------------

                      HAMILTON BANCORP INC. AND SUBSIDIARY

15. SUBSEQUENT EVENTS


    The Company's Board has authorized the filing of a registration statement relating to an initial public offering of 2,000,000 shares of common stock. In connection with the initial public offering, the Board amended and restated the articles of incorporation of the Company authorizing 75,000,000 shares of common stock and 10,000,000 shares of "blank check" preferred stock. In addition, the Board approved a 6.5 for 1 common stock split (see Note 1) and reorganization (the "Reorganization") of the capital structure of the Company consisting of (i) the conversion of all outstanding shares of the Company's Preferred Shares (Series B and C) into 466,160 shares (post-stock split) of common stock and (ii) the issuance of an aggregate of 1,396,759 shares (post-stock split) of common stock for all outstanding warrants to purchase shares of common stock of the Bank. Consummation of the Reorganization is subject only to regulatory approval of a pending change in control application. The unaudited pro forma information presented in the consolidated financial statements assumes the conversion of the preferred stock and warrants into common stock.


16. PARENT COMPANY FINANCIAL INFORMATION

    Condensed financial information for Hamilton Bancorp, Inc. (Parent Company only) is as follows:

STATEMENTS OF FINANCIAL CONDITION


                                                                                             DECEMBER 31
                                                                                     ----------------------------
                                                                                         1995           1996
                                                                                     -------------  -------------
ASSETS
Demand deposits with subsidiary....................................................  $     392,192  $     155,551
Securities available for sale......................................................                       248,226
Goodwill...........................................................................        533,677        490,453
Investment in subsidiary...........................................................     29,132,810     38,161,310
Investment in subsidiary's preferred stock.........................................      4,750,000      4,750,000
                                                                                     -------------  -------------
Total..............................................................................  $  34,808,679  $  43,805,540
                                                                                     -------------  -------------
                                                                                     -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities..................................................................  $       5,582  $       5,438
Stockholders' equity...............................................................     34,803,097     43,800,102
                                                                                     -------------  -------------
Total..............................................................................  $  34,808,679  $  43,805,540
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                      HAMILTON BANCORP INC. AND SUBSIDIARY

16. PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)
STATEMENTS OF INCOME


                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Interest income.........................................................  $      6,282  $      3,199  $      7,538
Dividend from subsidiary and other income...............................       107,934       674,691       712,500
                                                                          ------------  ------------  ------------
    Total income........................................................       114,216       677,890       720,038
Operating expenses......................................................       130,737        62,482        43,065
                                                                          ------------  ------------  ------------
Income (loss) before equity in undistributed income of subsidiary.......       (16,521)      615,408       676,973
Equity in undistributed income of subsidiary............................     5,705,701     7,387,953     9,032,538
                                                                          ------------  ------------  ------------
Net income..............................................................  $  5,689,180  $  8,003,361  $  9,709,511
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                      HAMILTON BANCORP INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)


                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
  Statements of Cash Flows                                                    1994          1995          1996
                                                                          ------------  ------------  ------------
Cash flows from operating activities:
  Net income............................................................  $  5,689,180  $  8,003,361  $  9,709,511
  Adjustments to reconcile net income to net cash (used in) provided by operations:
    Equity in undistributed income of subsidiary........................    (5,705,701)   (7,387,953)   (9,032,538)
    Amortization of goodwill............................................        43,224        43,224        43,224
    Gain on sale of securities available for sale.......................       (13,866)
    Other...............................................................       (16,523)          142          (172)
                                                                          ------------  ------------  ------------
Net cash (used in) provided by operating activities.....................        (3,686)      658,774       720,025
                                                                          ------------  ------------  ------------
Cash flows from investing activities:
  Purchase of securities available for sale.............................      (299,075)                   (248,222)
  Proceeds from sales and maturities of securities available for sale...       313,435        60,000
  Purchase of subsidiary's preferred stock..............................    (4,750,000)
                                                                          ------------  ------------  ------------
Net cash (used in) provided by investing activities.....................    (4,735,640)       60,000      (248,222)
                                                                          ------------  ------------  ------------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock.............................     5,060,325
  Cash dividends on preferred stock.....................................       (98,694)     (693,267)     (708,444)
                                                                          ------------  ------------  ------------
Net cash provided by (used in) financing activities:....................     4,961,631      (693,267)     (708,444)
                                                                          ------------  ------------  ------------
Net increase (decrease) in cash.........................................       222,305        25,507      (236,641)
Cash at beginning of year...............................................       144,380       366,685       392,192
                                                                          ------------  ------------  ------------
Cash at end of year.....................................................  $    366,685  $    392,192  $    155,551
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Dilution..................................................................   13
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   18
Business..................................................................   36
Management................................................................   62
Certain Transactions......................................................   68
Principal Shareholders....................................................   69
Description of Capital Stock..............................................   71
Shares Eligible for Future Sale...........................................   73
Underwriting..............................................................   74
Certain United States Tax Consequences to Non-United States Holders.......   75
Legal Matters.............................................................   77
Experts...................................................................   77
Index to Financial Statements.............................................  F-1


                            ------------------------

    UNTIL              , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,000,000 SHARES

 [LOGO]

                                                           HAMILTON BANCORP INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            OPPENHEIMER & CO., INC.

                               NATWEST SECURITIES
                                    LIMITED

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Registrant estimates that expenses payable by the Registrant in connection with the Offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:


Securities and Exchange Commission registration fee............  $11,151.52
NASD filing fee................................................    4,180.00
Nasdaq National Market listing fee.............................   47,500.00
Printing and engraving expenses................................   75,000.00
Accounting fees and expenses...................................  150,000.00
Legal fees and expenses........................................  300,000.00
Fees and expenses (including legal fees) for qualifications
  under state securities laws..................................   10,000.00
Registrar and Transfer Agent's fees and expenses...............   20,000.00
Miscellaneous..................................................  282,168.48
                                                                 ----------
    Total......................................................  $900,000.00
                                                                 ----------
                                                                 ----------


------------------------


    All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

    The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    On June 30, 1994, the Company issued an aggregate of 60,206.5 shares of its Series B 14% Fixed Rate Non-Voting, Non-Cumulative, Perpetual Preferred Stock (the "Series B Preferred Stock") as follows:

                                                                                              SHARES OF
                                                                                              SERIES B
                                                                                              PREFERRED   PRICE PER
SHAREHOLDER                                                                                     STOCK       SHARE
--------------------------------------------------------------------------------------------  ---------  -----------
Maura A. Acosta and Eduardo A. Masferrer....................................................      3,840   $   50.00
Coco Plum Investments.......................................................................        500   $   50.00
Fausto and Remedios Diaz-Oliver.............................................................      1,000   $   50.00
Bertilda Garcia.............................................................................        200   $   50.00
General Investments Ltd.....................................................................      7,000   $   50.00
Guapan Holdings, Inc........................................................................   37,646.5   $   50.00
Intercredit Finance Group, Inc..............................................................      5,000   $   50.00
Edmund McCarthy.............................................................................         20   $   50.00
Maria H. Protzel............................................................................      4,000   $   50.00
Simar Corp..................................................................................      1,000   $   50.00

    On December 31, 1994, the Company issued an aggregate of 41,000 shares of its Series C 14% Fixed Rate Non-Voting, Non-Cumulative Perpetual Preferred Stock (the "Series C Preferred Stock") as follows:

                                                                                               SHARES OF
                                                                                               SERIES C
                                                                                               PREFERRED    PRICE PER
SHAREHOLDER                                                                                      STOCK        SHARE
--------------------------------------------------------------------------------------------  -----------  -----------
Blue Diamond Services Corp..................................................................       1,000    $   50.00
Jose Rodolfo Chiari.........................................................................       4,000    $   50.00
Guapan Holdings, Inc........................................................................      16,000    $   50.00
Iberoamerican Financial Corp................................................................       4,000    $   50.00
Intercredit Finance Group, Inc..............................................................       3,000    $   50.00
Industria Pesquera Jambeli..................................................................       1,000    $   50.00
John C. Kelsick.............................................................................       1,000    $   50.00
Max N. Nitzberg, as Trustee.................................................................       4,000    $   50.00
Rafoss Homes, Inc...........................................................................       5,000    $   50.00
Lilliam Sanchez-Martinez....................................................................       1,000    $   50.00
Osmundo Sanchez.............................................................................       1,000    $   50.00

    The aggregate offering price for the shares of (i) Series B Preferred Stock was $3,010,325 and (ii) Series C Preferred Stock was $2,050,000. The aforementioned issuances and sales were made in reliance upon the exemption from the registration provisions of the Act afforded by Section 4(2) thereof, as transactions by an issuer not involving a public offering.

    In January 1997, the Company took action to reorganize its capital structure (the "Reorganization"), subject only to regulatory approval of the Change-in-Control application filed by Eduardo A. Masferrer, the Company's Chairman of the Board, President and Chief Executive Officer (the "Regulatory Approval Condition"), by entering into definitive agreements, dated January 21, 1997, with the 15 holders of warrants to purchase shares of common stock of the Bank (the "Warrants"), to cancel all the outstanding warrants and issue in lieu thereof an aggregate of 1,396,759 shares of Common Stock (post-Stock Split).

Such shares of Common Stock will be issued in accordance with the exemption provided by Section 4(2) of the Act, in a transaction not involving a public offering.

    The Company will issue an aggregate of 277,316 shares (post-Stock Split) and 188,844 shares (post-Stock Split) of Common Stock upon conversion of outstanding shares of the Company's Series B Preferred Stock and Series C Preferred Stock, respectively. The Company has given notice of conversion of such shares of Preferred Stock, subject only to the Regulatory Approval Condition, in connection with the Reorganization and in accordance with the exemption provided by Section 3(a)(9) of the Act, as an exchange transaction with the Company's existing security holders where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:


   EXHIBIT   DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------

       1.1   Proposed form of Underwriting Agreement **

       3.1   Registrant's Amended and Restated Articles of Incorporation *

       3.2   Registrant's Amended and Restated Bylaws **

       4.1   Form of Common Stock certificate **

       5.1   Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the validity of the Common
             Stock being registered **

      10.1   Registrant's 1993 Stock Option Plan, as amended **

      10.2   Lease Agreement, dated December 20, 1996, by and between Hamilton Bank, N.A. and System Realty Twelve,
             Inc. regarding the Registrant's corporate headquarters *

      21.1   Subsidiaries of the Registrant *

      23.1   Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1) **

      23.2   Consent of Deloitte & Touche LLP*

      23.3   Consent of Juan Miguel Capurro(1)

      23.4   Consent of William Bickford(1)

      23.5   Consent of Thomas Gaffney(1)

      24.1   Reference is made to the Signatures section of this Registration Statement for the Power of Attorney(1)


------------------------


(1) Previously filed.



*   Filed herewith.



**  To be filed by amendment.


    (b) Financial Statement Schedules:

    All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on March 4, 1997.



                                HAMILTON BANCORP INC.

                                By:           /s/ EDUARDO A. MASFERRER
                                     -----------------------------------------
                                                Eduardo A. Masferrer
                                               Chairman of the Board,
                                       President and Chief Executive Officer




    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                                     TITLE                               DATE
------------------------------------  ------------------------------------------------  -------------------

      /s/ EDUARDO A. MASFERRER        Chairman of the Board, President and Chief
    ----------------------------       Executive Officer (principal executive officer)        March 4, 1997
        Eduardo A. Masferrer

       /s/ MARIA FERRER-DIAZ          Senior Vice President, Finance and Controller
    ----------------------------       (principal accounting officer)                         March 4, 1997
         Maria Ferrer-Diaz

        /s/ MAURA A. ACOSTA*
    ----------------------------      Executive Vice President and Director                   March 4, 1997
          Maura A. Acosta

       /s/ WILLIAM ALEXANDER*
    ----------------------------      Director                                                March 4, 1997
         William Alexander

    ----------------------------      Director
        Virgilo E. Sosa, Jr.



*By:       /s/ EDUARDO A. MASFERRER                                  March 4, 1997
           ----------------------------
           Eduardo A. Masferrer
           Attorney-in-fact